SECURITIES AND EXCHANGE COMMISSION
                           Washington, D.C. 20549-1004

                                 Amendment No. 1
                                       to
                             Registration Statement
                                       on
                                    Form S-6

     For Registration under the Securities Act of 1933 of Securities of Unit Investment Trusts Registered on Form N-8B-2.

          A.   Exact Name of Trust: VAN KAMPEN UNIT TRUSTS, SERIES 435

          B.   Name of Depositor: VAN KAMPEN FUNDS INC.

          C.   Complete address of Depositor's principal executive offices:

                             1221 Avenue of Americas
                            New York, New York 10020

          D.   Name and complete address of agents for service:

         CHAPMAN AND CUTLER LLP             VAN KAMPEN FUNDS INC.
         Attention:  Mark J. Kneedy         Attention:  A. Thomas Smith III
         111 West Monroe Street             1221 Avenue of Americas
         Chicago, Illinois  60603           New York, New York  10020

          E. Title of securities being registered: units of undivided fractional beneficial interest.

          F.   Approximate date of proposed sale to the public:

  AS SOON AS PRACTICABLE AFTER THE EFFECTIVE DATE OF THE REGISTRATION STATEMENT

          / X / Check box if it is proposed that this filing will become effective at 8:00 a.m. on April 1, 2004 pursuant to Rule 487.




                                   VAN KAMPEN
                                   INVESTMENTS


SELECT 5 INDUSTRIAL PORTFOLIO 2004-2

EAFE SELECT 20 PORTFOLIO 2004-2

SELECT S&P INDUSTRIAL PORTFOLIO 2004-2

SELECT S&P CORE PORTFOLIO 2004-2

GLOBAL 45 DIVIDEND STRATEGY PORTFOLIO 2004-2

--------------------------------------------------------------------------------

   Van Kampen Unit Trusts, Series 435 includes the unit investment trusts described above (the "Portfolios"). Each Portfolio uses a refined indexing strategy that seeks to provide above-average total return through an investment in a diversified portfolio of well-known stocks. Of course, we cannot guarantee that a Portfolio will achieve its objective.

                                  APRIL 1, 2004


       YOU SHOULD READ THIS PROSPECTUS AND RETAIN IT FOR FUTURE REFERENCE.

--------------------------------------------------------------------------------

     The Securities and Exchange Commission has not approved or disapproved of the Units or passed upon the adequacy or accuracy of this prospectus.

               Any contrary representation is a criminal offense.




                   SUMMARY OF ESSENTIAL FINANCIAL INFORMATION

                                  APRIL 1, 2004

                                                        SELECT 5          EAFE
                                                       INDUSTRIAL       SELECT 20
                                                        PORTFOLIO       PORTFOLIO
                                                      ------------    ------------
PUBLIC OFFERING PRICE
Aggregate value of Securities per Unit (1)           $      9.900     $      9.900
Maximum sales charge                                        0.295            0.295
  Less deferred sales charge                                0.135            0.135
  Less creation and development fee                         0.060            0.060
Public offering price per Unit (2)                   $     10.000     $     10.000

PORTFOLIO INFORMATION
Initial number of Units (3)                                14,933           15,121
Aggregate value of Securities (1)                    $    147,829     $    149,694
Estimated initial distribution per Unit (4)          $       0.16     $       0.18
Estimated annual dividends per Unit (4)              $    0.33935     $    0.40494
Redemption price per Unit (5)                        $      9.765     $      9.765

GENERAL INFORMATION
Initial Date of Deposit               April 1, 2004
Mandatory Termination Date            July 1, 2005
Record Dates                          10th day of August 2004, November 2004 and February 2005
Distribution Dates                    25th day of August 2004, November 2004 and February 2005


--------------------------------------------------------------------------------

(1)Each Security is valued on the bases set forth under "Public Offering--Unit Price" on the business day before the Initial Date of Deposit.

(2)You will bear all or a portion of the expenses incurred in organizing and offering your Portfolio. The Public Offering Price includes the estimated amount of these costs. These costs include the cost of preparation and printing of the trust agreement, registration statement and other documents relating to each Portfolio, federal and state registration fees and costs, the fee of any Portfolio Consultant, initial fees and expenses of the Trustee, and legal and auditing expenses. The Trustee will deduct these expenses from your Portfolio at the end of the initial offering period (approximately three months). The estimated amount is described in the "Fee Table". The Public Offering Price will also include any accumulated dividends or cash in the Income or Capital Accounts of a Portfolio.

(3)The number of Units may be adjusted so that the public offering price per Unit equals $10 at the close of the New York Stock Exchange on the Initial Date of Deposit. The number of Units and fractional interest of each Unit in a Portfolio will increase or decrease to the extent of any adjustment.

(4)This estimate is based on the most recently declared quarterly dividends or interim and final dividends accounting for any foreign withholding taxes. The actual annual dividend distributions you receive will vary from the estimate set forth above with changes in a Portfolio's fees and expenses, in dividends received, currency fluctuations and with the sale of Securities. The actual annual dividends are expected to decrease over time because a portion of the Securities included in a Portfolio will be sold over time to pay for organization costs, deferred sales charges and the creation and development fee. Securities will also be sold to pay regular fees and expenses during a Portfolio's life.

(5)The redemption price is reduced by any remaining deferred sales charge. See "Rights of Unitholders--Redemption of Units". The redemption price includes the estimated organization and offering costs and creation and development fee. The redemption price will not include these costs after the initial offering period.



                   SUMMARY OF ESSENTIAL FINANCIAL INFORMATION

                                  APRIL 1, 2004


                                                    SELECT                          GLOBAL 45
                                                      S&P            SELECT         DIVIDEND
                                                  INDUSTRIAL        S&P CORE        STRATEGY
                                                   PORTFOLIO        PORTFOLIO       PORTFOLIO
                                                 ------------     ------------    ------------
PUBLIC OFFERING PRICE
Aggregate value of Securities per Unit (1)       $      9.900    $      9.900     $      9.900
Maximum sales charge                                    0.295           0.295            0.295
  Less deferred sales charge                            0.135           0.135            0.135
  Less creation and development fee                     0.060           0.060            0.060
Public offering price per Unit (2)               $     10.000    $     10.000     $     10.000

PORTFOLIO INFORMATION
Initial number of Units (3)                            15,018          15,026           15,035
Aggregate value of Securities (1)                $    148,678    $    148,749     $    148,842
Estimated initial distribution per Unit (4)      $       0.08    $       0.09     $       0.08
Estimated annual dividends per Unit (4)          $    0.22498    $    0.12064     $    0.32728
Redemption price per Unit (5)                    $      9.765    $      9.765     $      9.765

GENERAL INFORMATION
Initial Date of Deposit                             April 1, 2004
Mandatory Termination Date                          July 1, 2005
Record Date--Select S&P Core Portfolio              January 10, 2005
Distribution Date--Select S&P Core Portfolio        January 25, 2005
Record Dates--All other Portfolios                  10th day of August 2004, November 2004 and February 2005
Distribution Dates--All other Portfolios            25th day of August 2004, November 2004 and February 2005


--------------------------------------------------------------------------------

(1)Each Security is valued on the bases set forth under "Public Offering--Unit Price" on the business day before the Initial Date of Deposit.

(2)You will bear all or a portion of the expenses incurred in organizing and offering your Portfolio. The Public Offering Price includes the estimated amount of these costs. These costs include the cost of preparation and printing of the trust agreement, registration statement and other documents relating to each Portfolio, federal and state registration fees and costs, the fee of any Portfolio Consultant, initial fees and expenses of the Trustee, and legal and auditing expenses. The Trustee will deduct these expenses from your Portfolio at the end of the initial offering period (approximately three months). The estimated amount is described in the "Fee Table". The Public Offering Price will also include any accumulated dividends or cash in the Income or Capital Accounts of a Portfolio.

(3)The number of Units may be adjusted so that the public offering price per Unit equals $10 at the close of the New York Stock Exchange on the Initial Date of Deposit. The number of Units and fractional interest of each Unit in a Portfolio will increase or decrease to the extent of any adjustment.

(4)This estimate is based on the most recently declared quarterly dividends or interim and final dividends accounting for any foreign withholding taxes. The actual annual dividend distributions you receive will vary from the estimate set forth above with changes in a Portfolio's fees and expenses, in dividends received, currency fluctuations and with the sale of Securities. The actual annual dividends are expected to decrease over time because a portion of the Securities included in a Portfolio will be sold over time to pay for organization costs, deferred sales charges and the creation and development fee. Securities will also be sold to pay regular fees and expenses during a Portfolio's life.

(5)The redemption price is reduced by any remaining deferred sales charge. See "Rights of Unitholders--Redemption of Units". The redemption price includes the estimated organization and offering costs and creation and development fee. The redemption price will not include these costs after the initial offering period.


                                    FEE TABLE


                                                            SELECT 5
                                                      INDUSTRIAL PORTFOLIO
                                                   ---------------------------
                                                    AS A % OF
                                                     PUBLIC          AMOUNT
                                                    OFFERING         PER 100
                                                      PRICE           UNITS
                                                   -----------    ------------
TRANSACTION FEES
 Initial sales charge (1)                               1.000%   $      10.000
 Deferred sales charge (2)                              1.350%   $      13.500
 Creation and development fee (3)                       0.600%   $       6.000
                                                   -----------    ------------
 Maximum sales charge                                   2.950%   $      29.500
                                                   ===========    ============
 Maximum sales charge on reinvested distributions       0.000%   $       0.000
                                                   ===========    ============

                                                     AS A %          AMOUNT
                                                     OF NET          PER 100
                                                     ASSETS           UNITS
                                                   -----------    ------------
ESTIMATED ORGANIZATION COSTS (4)                        0.235%   $       2.291
                                                   ===========    ============
ESTIMATED ANNUAL EXPENSES
Trustee's fee and operating expenses                    0.150%   $       1.464
Supervisory, bookkeeping and administrative fees        0.041%   $       0.400
                                                   -----------    ------------
Estimated annual expenses                               0.191%   $       1.864
                                                   ===========    ============

                                                                   AMOUNT PER
                                                                    100 UNITS
                                                                  ------------
ESTIMATED COSTS OVER TIME
One year                                                         $          34
Three years                                                      $          83
Five years                                                       $         134
Ten years                                                        $         274


   This fee table is intended to assist you in understanding the costs that you will bear and to present a comparison of fees. The "Estimated Costs Over Time" example illustrates the expenses you would pay on a $1,000 investment assuming a 5% annual return and redemption at the end of each period. This example assumes that you roll your investment into a new series of the Portfolio each year. Of course, you should not consider this example a representation of actual past or future expenses or annual rate of return which may differ from those assumed for this example. The sales charge and expenses are described under "Public Offering" and "Portfolio Operating Expenses".

--------------------------------------------------------------------------------

(1)The combination of the initial and deferred sales charges comprises the "transactional sales charge". The initial sales charge is the difference between the maximum sales charge (2.95% of the Public Offering Price per Unit) and the sum of the remaining deferred sales charge and the total creation and development fee.


(2)The deferred sales charge is actually equal to $0.135 per Unit. This amount will exceed the percentage above if the Public Offering Price per Unit falls below $10 and will be less than the percentage above if the Public Offering Price per Unit exceeds $10. The deferred sales charge accrues daily from July 10, 2004 through December 9, 2004 for all other Portfolios. Your Portfolio pays a proportionate amount of this charge on the 10th day of each month beginning in the accrual period until paid in full.


(3)The creation and development fee compensates the Sponsor for the creation and development of the Portfolios. The actual fee is $0.06 per Unit payable as of the close of the initial public offering period, which is expected to be approximately 90 days from the Initial Date of Deposit. If the Unit price exceeds $10 per Unit, the creation and development fee will be less than 0.60%; if the Unit price is less than $10 per Unit, the creation and development fee will exceed 0.60%.

(4)You will bear all or a portion of the expenses incurred in organizing and offering your Portfolio. The Trustee will deduct the estimated amount of these expenses from your Portfolio at the end of the initial offering period.




                                    FEE TABLE

                                                                   EAFE SELECT 20                    SELECT S&P
                                                                      PORTFOLIO                 INDUSTRIAL PORTFOLIO
                                                             ---------------------------     ---------------------------
                                                              AS A % OF                       AS A % OF
                                                               PUBLIC          AMOUNT          PUBLIC          AMOUNT
                                                              OFFERING         PER 100        OFFERING         PER 100
                                                                PRICE           UNITS           PRICE           UNITS
                                                            ------------    ------------    ------------    ------------
TRANSACTION FEES
 Initial sales charge (1)                                         1.000%   $      10.000          1.000%   $      10.000
 Deferred sales charge (2)                                        1.350%   $      13.500          1.350%   $      13.500
 Creation and development fee (3)                                 0.600%   $       6.000          0.600%   $       6.000
                                                            ------------    ------------    ------------    ------------
 Maximum sales charge                                             2.950%   $      29.500          2.950%   $      29.500
                                                            ============    ============    ============    ============
 Maximum sales charge on reinvested dividends                     0.000%   $       0.000          0.000%   $       0.000
                                                            ============    ============    ============    ============

                                                               AS A %          AMOUNT          AS A %          AMOUNT
                                                               OF NET          PER 100         OF NET          PER 100
                                                               ASSETS           UNITS          ASSETS           UNITS
                                                            ------------    ------------    ------------    ------------
ESTIMATED ORGANIZATION COSTS (4)                                  0.141%   $       1.376          0.226%   $       2.206
                                                            ============    ============    ============    ============
ESTIMATED ANNUAL EXPENSES
Trustee's fee and operating expenses                              0.263%   $       2.573          0.222%   $       2.164
Supervisory, bookkeeping and administrative fees                  0.041%   $       0.400          0.041%   $       0.400
                                                            ------------    ------------    ------------    ------------
Estimated annual expenses                                         0.304%   $       2.973          0.263%   $       2.564
                                                            ============    ============    ============    ============

                                                                               AMOUNT                          AMOUNT
                                                                               PER 100                         PER 100
                                                                                UNITS                           UNITS
                                                                            ------------                    ------------
ESTIMATED COSTS OVER TIME
One year                                                                   $          34                   $          34
Three years                                                                $          83                   $          84
Five years                                                                 $         135                   $         137
Ten years                                                                  $         276                   $         280


   This fee table is intended to assist you in understanding the costs that you will bear and to present a comparison of fees. The "Estimated Costs Over Time" example illustrates the expenses you would pay on a $1,000 investment assuming a 5% annual return and redemption at the end of each period. This example assumes that you roll your investment into a new series of the Portfolio each year. Of course, you should not consider this example a representation of actual past or future expenses or annual rate of return which may differ from those assumed for this example. The sales charge and expenses are described under "Public Offering" and "Portfolio Operating Expenses".

--------------------------------------------------------------------------------

(1)The combination of the initial and deferred sales charges comprises the "transactional sales charge". The initial sales charge is the difference between the maximum sales charge (2.95% of the Public Offering Price per Unit) and the sum of the remaining deferred sales charge and the total creation and development fee.


(2)The deferred sales charge is actually equal to $0.135 per Unit. This amount will exceed the percentage above if the Public Offering Price per Unit falls below $10 and will be less than the percentage above if the Public Offering Price per Unit exceeds $10. The deferred sales charge accrues daily from July 10, 2004 through December 9, 2004. Your Portfolio pays a proportionate amount of this charge on the 10th day of each month beginning in the accrual period until paid in full.


(3)The creation and development fee compensates the Sponsor for the creation and development of the Portfolios. The actual fee is $0.06 per Unit payable as of the close of the initial public offering period, which is expected to be approximately 90 days from the Initial Date of Deposit. If the Unit price exceeds $10 per Unit, the creation and development fee will be less than 0.60%; if the Unit price is less than $10 per Unit, the creation and development fee will exceed 0.60%.

(4)You will bear all or a portion of the expenses incurred in organizing and offering your Portfolio. The Trustee will deduct the estimated amount of these expenses from your Portfolio at the end of the initial offering period.




                                    FEE TABLE


                                                                                                      GLOBAL 45
                                                                   SELECT S&P CORE                DIVIDEND STRATEGY
                                                                      PORTFOLIO                       PORTFOLIO
                                                             ---------------------------     ---------------------------
                                                              AS A % OF                       AS A % OF
                                                               PUBLIC          AMOUNT          PUBLIC          AMOUNT
                                                              OFFERING         PER 100        OFFERING         PER 100
                                                                PRICE           UNITS           PRICE           UNITS
                                                            ------------    ------------    ------------    ------------
TRANSACTION FEES
 Initial sales charge (1)                                         1.000%   $      10.000          1.000%   $      10.000
 Deferred sales charge (2)                                        1.350%   $      13.500          1.350%   $      13.500
 Creation and development fee (3)                                 0.600%   $       6.000          0.600%   $       6.000
                                                            ------------    ------------    ------------    ------------
 Maximum sales charge                                             2.950%   $      29.500          2.950%   $      29.500
                                                            ============    ============    ============    ============
 Maximum sales charge on reinvested dividends                     0.000%   $       0.000          0.000%   $       0.000
                                                            ============    ============    ============    ============

                                                               AS A %          AMOUNT          AS A %          AMOUNT
                                                               OF NET          PER 100         OF NET          PER 100
                                                               ASSETS           UNITS          ASSETS           UNITS
                                                            ------------    ------------    ------------    ------------
ESTIMATED ORGANIZATION COSTS (4)                                  0.361%   $       3.524          0.130%   $       1.266
                                                            ============    ============    ============    ============
ESTIMATED ANNUAL EXPENSES
Trustee's fee and operating expenses                              0.245%   $       2.391          0.404%   $       3.949
Supervisory, bookkeeping and administrative fees                  0.041%   $       0.400          0.041%   $       0.400
                                                            ------------    ------------    ------------    ------------
Estimated annual expenses                                         0.286%   $       2.791          0.445%   $       4.349
                                                            ============    ============    ============    ============

                                                                               AMOUNT                          AMOUNT
                                                                               PER 100                         PER 100
                                                                                UNITS                           UNITS
                                                                            ------------                    ------------
ESTIMATED COSTS OVER TIME
One year                                                                   $          36                   $          35
Three years                                                                $          89                   $          87
Five years                                                                 $         144                   $         141
Ten years                                                                  $         294                   $         288


   This fee table is intended to assist you in understanding the costs that you will bear and to present a comparison of fees. The "Estimated Costs Over Time" example illustrates the expenses you would pay on a $1,000 investment assuming a 5% annual return and redemption at the end of each period. This example assumes that you roll your investment into a new series of the Portfolio each year. Of course, you should not consider this example a representation of actual past or future expenses or annual rate of return which may differ from those assumed for this example. The sales charge and expenses are described under "Public Offering" and "Portfolio Operating Expenses".

--------------------------------------------------------------------------------

(1)The combination of the initial and deferred sales charges comprises the "transactional sales charge". The initial sales charge is the difference between the maximum sales charge (2.95% of the Public Offering Price per Unit) and the sum of the remaining deferred sales charge and the total creation and development fee.


(2)The deferred sales charge is actually equal to $0.135 per Unit. This amount will exceed the percentage above if the Public Offering Price per Unit falls below $10 and will be less than the percentage above if the Public Offering Price per Unit exceeds $10. The deferred sales charge accrues daily from July 10, 2004 through December 9, 2004. Your Portfolio pays a proportionate amount of this charge on the 10th day of each month beginning in the accrual period until paid in full.


(3)The creation and development fee compensates the Sponsor for the creation and development of the Portfolios. The actual fee is $0.06 per Unit payable as of the close of the initial public offering period, which is expected to be approximately 90 days from the Initial Date of Deposit. If the Unit price exceeds $10 per Unit, the creation and development fee will be less than 0.60%; if the Unit price is less than $10 per Unit, the creation and development fee will exceed 0.60%.

(4)You will bear all or a portion of the expenses incurred in organizing and offering your Portfolio. The Trustee will deduct the estimated amount of these expenses from your Portfolio at the end of the initial offering period.





SELECT 5 INDUSTRIAL PORTFOLIO

   The Portfolio follows a simple investment strategy: Select the ten highest dividend-yielding stocks in the Dow Jones Industrial Average and then buy the five stocks with the lowest share price and hold them for approximately one year. When the Portfolio terminates, you can elect to follow the strategy by redeeming your Units and reinvesting the proceeds in a new portfolio, if available.

     On April 1, 2004, Dow Jones & Company, Inc. announced that American International Group Inc., Pfizer Inc., and Verizon Communications Inc. will replace AT&T Corp., Eastman Kodak Co. and International Paper Co. in the Dow Jones Industrial Average, effective with the opening of trading on April 8, 2004. In recognition of this announcement, the Portfolio strategy was applied using the component stocks of the Dow Jones Industrial Average as scheduled to be effective with the opening of trading on April 8, 2004.

   The Portfolio is designed as part of a long-term investment strategy. You may achieve more consistent overall results by following the strategy over several years. For more information see "Special Redemption and Rollover".


PORTFOLIO
-----------------------------------------------------------------------------------------------------------------
                                                                                CURRENT             COST OF
NUMBER                                                     MARKET VALUE         DIVIDEND            SECURITIES TO
OF SHARES        NAME OF ISSUER (1)                        PER SHARE (2)        YIELD (3)           PORTFOLIO (2)
----------      -----------------------------------       ---------------      -----------         --------------
       713      Exxon Mobil Corporation                     $     41.5900             2.40%         $  29,653.67
       974      General Electric Company                          30.5200             2.62             29,726.48
       709      J.P. Morgan Chase & Company                       41.9500             3.24             29,742.55
     1,210      SBC Communications, Inc.                          24.5400             5.09             29,693.40
       794      Verizon Communications, Inc.                      36.5400             4.21             29,012.76
 ----------                                                                                         -------------
      4,400                                                                                         $  148,366.80
 ==========                                                                                         =============


See "Notes to Portfolios".

HYPOTHETICAL STRATEGY PERFORMANCE

   The table below compares the hypothetical total return of stocks selected using the Portfolio's investment strategy (the "Strategy Stocks") with the stocks in the Dow Jones Industrial Average ("The Dow 30SM"). Total return includes any dividends paid on the stocks together with any increase or decrease in the value of the stocks. The table illustrates a hypothetical investment in the Strategy Stocks at the beginning of each year -- similar to buying Units of the Portfolio, redeeming them after one year and reinvesting the proceeds in a new portfolio each year.

     These hypothetical returns are not actual past performance of the Portfolio or prior series but do reflect the sales charge or expenses you will pay. Of course, these hypothetical returns are not guarantees of future results and the value of your Units will fluctuate. You should note that the returns shown below are annual returns based on a calendar year investment. The performance of the Portfolio may differ because the Portfolio has a 15 month life that is not based on a calendar year investment cycle. For more information about the total return calculations, see "Notes to Hypothetical Performance Tables".



                            HYPOTHETICAL TOTAL RETURN
-------------------------------------------------------------------------------------------------------------------------
  YEAR            STRATEGY STOCKS          THE DOW 30SM           YEAR                STRATEGY STOCKS      THE DOW 30SM
  -----------------------------------------------------------------------------------------------------------------------
  1977                 2.24%                 (12.71)%             1991                   59.41%                23.93%
  1978                (1.15)                   2.69               1992                   20.62                  7.35
  1979                 7.51                   10.52               1993                   31.47                 16.74
  1980                38.13                   21.41               1994                    6.23                  4.95
  1981                 1.25                   (3.40)              1995                   28.05                 36.49
  1982                39.49                   25.79               1996                   23.64                 28.57
  1983                33.73                   25.68               1997                   17.41                 24.75
  1984                 8.50                    1.06               1998                    9.96                 18.01
  1985                35.46                   32.78               1999                   (6.97)                27.06
  1986                27.93                   26.91               2000                    8.23                 (4.67)
  1987                 8.68                    6.02               2001                  (10.98)                (5.44)
  1988                19.46                   15.95               2002                  (12.92)               (15.01)
  1989                15.47                   31.71               2003                   21.07                 29.29
  1990               (17.64)                  (0.57)              Through 3/31/04         1.26                 (0.43)


See "Notes to Hypothetical Performance Tables".

EAFESM SELECT 20 PORTFOLIO

     The Portfolio follows a simple investment strategy: Begin with the stocks in the Morgan Stanley Capital International Europe, Australasia and Far East Index as detailed below, one of the most widely-used benchmarks for international investing. Screen these stocks to include only those companies with positive one- and three-year sales and earnings growth and three years of positive dividend growth. Rank the remaining stocks by market capitalization and select the top 75%. Buy the twenty highest dividend-yielding stocks and hold them for about one year. When the Portfolio terminates, you can elect to follow the strategy by redeeming your Units and reinvesting the proceeds in a new portfolio, if available.

     Many consider the MSCI EAFESM Index to be the premier equity benchmark for global investing. The index represents more than 1,000 stocks across 20 developed countries. These countries include Australia, Austria, Belgium, Denmark, Finland, France, Germany, Hong Kong, Ireland, Italy, Japan, the Netherlands, New Zealand, Norway, Portugal, Singapore, Spain, Sweden, Switzerland and the United Kingdom. We eliminate stocks traded in Singapore from the Portfolio strategy to help limit exposure to uncertain political and economic conditions. Due to regulatory restrictions regarding ownership of certain securities-related companies, the Portfolio may not be permitted to replicate the strategy by holding equal amounts of all stocks. This could affect the correlation of performance between the Portfolio and the hypothetical strategy.

   The Portfolio is designed as part of a long-term investment strategy. You may achieve more consistent overall results by following the strategy over several years. For more information see "Special Redemption and Rollover".



PORTFOLIO
-----------------------------------------------------------------------------------------------------------------
                                                                                CURRENT             COST OF
NUMBER                                                     MARKET VALUE         DIVIDEND            SECURITIES TO
OF SHARES        NAME OF ISSUER (1)                        PER SHARE (2)        YIELD (3)           PORTFOLIO (2)
----------      -----------------------------------       ---------------      -----------         --------------
       459      Abertis Infraestructuras SA                $      16.5093             2.86%          $  7,577.76
       835      Australian Gas Light Company                       8.8763             4.25              7,411.73
     1,102      Brisa-Auto Estradas de Portugal SA                 6.8276             3.52              7,524.03
        78      Casino Guichard-Perrachon SA                      96.0171             1.96              7,489.33
     3,000      Cheung Kong Infrastructure Holdings Limited        2.4186             3.79              7,255.86
       171      Corio NV                                          44.2380             5.48              7,564.70
        95      Gecina                                            78.6098             3.26              7,467.93
     3,232      General Property Trust                             2.3568             5.85              7,617.23
       554      GUS Plc                                           13.8086             2.93              7,649.94
     1,500      Hongkong Electric Holdings Limited                 4.4010             4.99              6,601.49
       344      Imperial Tobacco Group Plc                        21.8651             3.19              7,521.59
     1,527      J Sainsbury Plc                                    4.8072             5.42              7,340.57
       951      National Grid Transco Plc                          7.9275             3.82              7,539.03
       942      Scottish & Newcastle Plc                           7.6602             7.24              7,215.87
     1,751      Stockland                                          4.3234             5.19              7,570.24
        78      Vinci SA                                          96.0786             2.57              7,494.13
       339      Wesfarmers Limited                                22.1908             4.59              7,522.68
     2,715      Westfield Trust                                    2.8006             5.72              7,603.72
       828      Woolworths Limited                                 9.0676             3.54              7,507.99
     3,000      Yue Yuen Industrial Holdings Limited               2.7394             3.89              8,218.18
 ----------                                                                                         ------------
     23,501                                                                                         $ 149,694.00
 ==========                                                                                         ============


See "Notes to Portfolios".

HYPOTHETICAL STRATEGY PERFORMANCE

   The table below compares the hypothetical total return of stocks selected using the Portfolio's investment strategy (the "Strategy Stocks") with the stocks in the MSCI EAFESM Index. Total return includes any dividends paid on the stocks together with any increase or decrease in the value of the stocks. The table illustrates a hypothetical investment in the Strategy Stocks at the beginning of each year -- similar to buying Units of the Portfolio, redeeming them after one year and reinvesting the proceeds in a new portfolio each year.

     These hypothetical returns are not actual past performance of the Portfolio or prior series but do reflect the sales charge or expenses you will pay. Of course, these hypothetical returns are not guarantees of future results and the value of your Units will fluctuate. You should note that the returns shown below are annual returns based on a calendar year investment. The performance of the Portfolio may differ because the Portfolio has a 15 month life that is not based on a calendar year investment cycle. For more information about the total return calculations, see "Notes to Hypothetical Performance Tables".



                            HYPOTHETICAL TOTAL RETURN
-----------------------------------------------------------------------------------------------------------------------
                                               MSCI                                                              MSCI
                     STRATEGY                 EAFESM                                      STRATEGY              EAFESM
  YEAR                STOCKS                   INDEX                YEAR                   STOCKS                INDEX
  ----------------------------------------------------------------------------------------------------------------------
  1976               (13.78)%                  3.74%                1990                   (7.55)%             (23.20)%
  1977                50.02                   19.42                 1991                   14.29                12.50
  1978                 6.60                   34.30                 1992                    2.08               (11.85)
  1979                24.30                    6.18                 1993                   60.11                32.94
  1980                20.61                   24.43                 1994                    0.60                 8.06
  1981                 3.84                   (1.03)                1995                   22.05                11.55
  1982                (3.49)                  (0.86)                1996                   19.37                 6.36
  1983                42.02                   24.61                 1997                   22.17                 2.06
  1984                18.35                    7.86                 1998                   22.07                20.33
  1985                47.09                   56.72                 1999                   13.97                25.27
  1986                32.31                   69.94                 2000                   (1.89)              (15.21)
  1987                29.74                   24.93                 2001                   (0.26)              (22.61)
  1988                25.60                   28.59                 2002                   (3.19)              (15.57)
  1989                 5.03                   10.80                 2003                   33.76                39.29
                                                                    Through 3/31/04         8.01                 4.44


See "Notes to Hypothetical Performance Tables".

SELECT S&P INDUSTRIAL PORTFOLIO

   The Portfolio follows a simple investment strategy implemented by Standard & Poor's, a division of the McGraw-Hill Companies, Inc. (the "Portfolio Consultant"). Beginning with the Standard & Poor's Industrial Index, select only those stocks ranked either A or A+ by Standard & Poor's Earnings and Dividend Rankings for Common Stock and then remove all stocks in the Dow Jones Industrial Average. Rank the remaining stocks by market capitalization and select the top 75%. Buy the fifteen highest dividend-yielding stocks and hold them for approximately one year. When the Portfolio terminates, you can elect to follow the strategy by redeeming your Units and reinvesting the proceeds in a new portfolio, if available.

     On April 1, 2004, Dow Jones & Company, Inc. announced that American International Group Inc., Pfizer Inc., and Verizon Communications Inc. will replace AT&T Corp., Eastman Kodak Co. and International Paper Co. in the Dow Jones Industrial Average, effective with the opening of trading on April 8, 2004. In recognition of this announcement, the Portfolio strategy was applied using the component stocks of the Dow Jones Industrial Average as scheduled to be effective with the opening of trading on April 8, 2004.

    Standard & Poor's determines its stock ratings primarily on the growth and stability of per-share earnings and dividends. It assigns a symbol to each stock, which ranges from A+ for the highest ranked stocks to D for those stocks that Standard& Poor's considers to be the most speculative. These rankings are not intended to predict price movements. The market capitalization screen seeks to avoid smaller, less liquid issues.

     The Portfolio is designed as part of a long-term investment strategy. You may achieve more consistent overall results by following the strategy over several years. For more information see "Special Redemption and Rollover".



PORTFOLIO
-----------------------------------------------------------------------------------------------------------------
                                                                                CURRENT             COST OF
NUMBER                                                     MARKET VALUE         DIVIDEND            SECURITIES TO
OF SHARES        NAME OF ISSUER (1)                        PER SHARE (2)        YIELD (3)           PORTFOLIO (2)
----------      -----------------------------------       ---------------      -----------         --------------
       240      Abbott Laboratories                        $      41.1000             2.53%         $   9,864.00
       450      Albertson's, Inc.                                 22.1500             3.43              9,967.50
       194      Anheuser-Busch Companies, Inc.                    51.0000             1.73              9,894.00
       159      Avery Dennison Corporation                        62.2100             2.38              9,891.39
       132      Avon Products, Inc.                               75.8700             1.48             10,014.84
       409      Bristol-Myers Squibb Company                      24.2300             4.62              9,910.07
       203      Clorox Company                                    48.9100             2.21              9,928.73
       179      Colgate-Palmolive Company                         55.1000             1.74              9,862.90
       368      ConAgra Foods, Inc.                               26.9400             3.86              9,913.92
       165      Emerson Electric Company                          59.9200             2.67              9,886.80
       167      Johnson Controls, Inc.                            59.1500             1.52              9,878.05
       270      Praxair, Inc.                                     37.1200             1.62             10,022.40
       249      Rohm and Haas Company                             39.8400             2.21              9,920.16
       600      Schering-Plough Corporation                       16.2200             1.36              9,732.00
       169      William Wrigley, Jr. Company                      59.1200             1.59              9,991.28
 ----------                                                                                         ------------
      3,954                                                                                         $ 148,678.04
 ==========                                                                                         ============


See "Notes to Portfolios".

HYPOTHETICAL STRATEGY PERFORMANCE

   The table below compares the hypothetical total return of stocks selected using the Portfolio's investment strategy (the "Strategy Stocks") with the stocks in the Standard & Poor's 500 Index ("S&P 500 Index"). Total return includes any dividends paid on the stocks together with any increase or decrease in the value of the stocks. The table illustrates a hypothetical investment in the Strategy Stocks at the beginning of each year -- similar to buying Units of the Portfolio, redeeming them after one year and reinvesting the proceeds in a new portfolio each year.

     These hypothetical returns are not actual past performance of the Portfolio or prior series but do reflect the sales charge or expenses you will pay. Of course, these hypothetical returns are not guarantees of future results and the value of your Units will fluctuate. You should note that the returns shown below are annual returns based on a calendar year investment. The performance of the Portfolio may differ because the Portfolio has a 15 month life that is not based on a calendar year investment cycle. For more information about the total return calculations, see "Notes to Hypothetical Performance Tables".



                            HYPOTHETICAL TOTAL RETURN
------------------------------------------------------------------------------------------------------------------------
                     STRATEGY                 S&P 500                                     STRATEGY              S&P 500
  YEAR                STOCKS                   INDEX                YEAR                   STOCKS                INDEX
  ----------------------------------------------------------------------------------------------------------------------
  1977                (7.45)%                 (7.16)%               1991                   26.67%               30.00%
  1978                 8.28                    6.39                 1992                   12.47                 7.43
  1979                25.60                   18.19                 1993                    1.92                 9.92
  1980                20.87                   31.52                 1994                   10.27                 1.28
  1981                 6.59                   (4.84)                1995                   38.28                37.11
  1982                20.80                   20.37                 1996                   12.72                22.68
  1983                23.94                   22.31                 1997                   32.96                33.10
  1984                 9.88                    5.97                 1998                   14.58                28.58
  1985                29.13                   31.05                 1999                  (13.43)               20.89
  1986                28.56                   18.54                 2000                   12.32                (9.10)
  1987                 4.03                    5.67                 2001                    4.04               (11.88)
  1988                40.97                   16.34                 2002                  (13.34)              (22.10)
  1989                34.48                   31.21                 2003                   15.47                28.68
  1990                 0.48                   (3.13)                Through 3/31/04        (0.51)                1.69


See "Notes to Hypothetical Performance Tables".


SELECT S&P CORE PORTFOLIO

   The Portfolio follows a simple investment strategy developed and implemented by Standard & Poor's, a division of the McGraw-Hill Companies, Inc. (the "Portfolio Consultant"). Beginning with the Standard & Poor's 500 Index, rank the stocks by gross profit margin and select the 50 stocks with the highest gross margin. Eliminate any stock not ranked either "4" or "5" by Standard & Poor's Stock Appreciation Ranking System (STARS). Finally, rank the remaining stocks by price to sales ratio and buy up to twenty stocks with the lowest price to sales ratios and hold them for approximately one year. When the Portfolio terminates, you can elect to follow the strategy by redeeming your Units and reinvesting the proceeds in a new portfolio, if available. There is a possibility that the strategy could produce a portfolio of less than twenty stocks in the current Portfolio or a future trust, if available.

   Gross profit margin is defined as a company's total revenue minus cost of goods sold divided by total revenue. Standard & Poor's introduced its Stock Appreciation Ranking System (STARS) on December 31, 1986. The STARS ranking reflects the opinion of Standard & Poor's on the price appreciation potential of approximately 1,200 stocks for the next 6-12 month period. These rankings are not intended to predict price movements. The price to sales ratio is defined as a company's stock price divided by the company's reported sales per share from the previous year. The price to sales ratio screen seeks to prevent selecting overvalued stocks.

   The Portfolio is designed as part of a long-term investment strategy. You may achieve more consistent overall results by following the strategy over several years. For more information see "Special Redemption and Rollover".



PORTFOLIO
-----------------------------------------------------------------------------------------------------------------
                                                                                CURRENT             COST OF
NUMBER                                                     MARKET VALUE         DIVIDEND            SECURITIES TO
OF SHARES        NAME OF ISSUER (1)                        PER SHARE (2)        YIELD (3)           PORTFOLIO (2)
----------      -----------------------------------       ---------------      -----------         --------------
       188      Adobe Systems, Inc.                        $      39.3000             0.13%         $   7,388.40
       127      Amgen, Inc.                                       58.1500             0.00              7,385.05
       173      Apache Corporation                                43.1700             0.56              7,468.41
       314      Cisco Systems, Inc.                               23.5700             0.00              7,400.98
       110      Eli Lilly and Company                             66.9000             2.12              7,359.00
       163      EOG Resources, Inc.                               45.8900             0.52              7,480.07
       160      Genzyme Corporation                               46.7800             0.00              7,484.80
       450      King Pharmaceuticals, Inc.                        16.8400             0.00              7,578.00
       119      MBIA, Inc.                                        62.7000             1.53              7,461.30
       156      Medtronic, Inc.                                   47.7500             0.61              7,449.00
       238      Mellon Financial Corporation                      31.2900             2.05              7,447.02
       168      Merck & Company, Inc.                             44.1900             3.35              7,423.92
       297      Microsoft Corporation                             24.9300             0.64              7,404.21
       210      National City Corporation                         35.5800             3.60              7,471.80
       211      Pfizer, Inc.                                      35.0500             1.94              7,395.55
       143      State Street Corporation                          52.1300             1.15              7,454.59
       159      Symantec Corporation                              46.3000             0.00              7,361.70
       268      U.S. Bancorp                                      27.6500             3.47              7,410.20
       159      Wachovia Corporation                              47.0000             3.40              7,473.00
       101      Zimmer Holdings, Inc.                             73.7800             0.00              7,451.78
 ----------                                                                                         ------------
      3,914                                                                                         $ 148,748.78
 ==========                                                                                         ============


See "Notes to Portfolios".

HYPOTHETICAL STRATEGY PERFORMANCE

   The table below compares the hypothetical total return of stocks selected using the Portfolio's investment strategy (the "Strategy Stocks") with the stocks in the Standard & Poor's 500 Index ("S&P 500"). Total return includes any dividends paid on the stocks together with any increase or decrease in the value of the stocks. The table illustrates a hypothetical investment in the Strategy Stocks at the beginning of each year -- similar to buying Units of the Portfolio, redeeming them after one year and reinvesting the proceeds in a new portfolio each year. The Portfolio's strategy only resulted in 19 Strategy Stocks in 1988. The strategy resulted in 20 stocks in all other years.

   These hypothetical returns are not actual past performance of the Portfolio or prior series but do reflect the sales charge or expenses you will pay. Of course, these hypothetical returns are not guarantees of future results and the value of your Units will fluctuate. You should note that the returns shown below are annual returns based on a calendar year investment. The performance of the Portfolio may differ because the Portfolio has a 15 month life that is not based on a calendar year investment cycle. For more information about the total return calculations, see "Notes to Hypothetical Performance Tables".



                            HYPOTHETICAL TOTAL RETURN
----------------------------------------------------------------------------------------------------------------------
                                                                                                             S&P 500
  YEAR            STRATEGY STOCKS             S&P 500             YEAR                STRATEGY STOCKS         INDEX
  --------------------------------------------------------------------------------------------------------------------
  1987                 7.43%                   5.67%              1996                   23.98%                22.68%
  1988                12.03                   16.34               1997                   22.17                 33.10
  1989                37.38                   31.21               1998                   27.97                 26.58
  1990                 2.07                   (3.13)              1999                   25.76                 20.89
  1991                54.40                   30.00               2000                   10.12                 (9.10)
  1992                 3.93                    7.43               2001                  (10.62)               (11.88)
  1993                26.72                    9.92               2002                  (23.02)               (22.10)
  1994                 8.74                    1.28               2003                   26.28                 28.68
  1995                44.08                   37.11               Through 3/31/04        (0.87)                 1.69


See "Notes to Hypothetical Performance Tables".

GLOBAL 45 DIVIDEND STRATEGY PORTFOLIO

   The Portfolio invests in stocks of foreign and domestic companies selected by applying separate uniquely specialized strategies. The Portfolio combines three simple investment strategies: the Select 10 Industrial Strategy, the Select S&P Industrial Strategy, and the EAFE Select 20 Strategy.

   The Select 10 Industrial Strategy selects the ten highest dividend-yielding stocks in the Dow Jones Industrial Average for the Portfolio.

   The Select S&P Industrial Strategy follows a strategy implemented by Standard & Poor's, a division of the McGraw-Hill Companies, Inc. (the "Portfolio Consultant"). Beginning with the Standard & Poor's Industrial Index, the strategy selects only those stocks ranked either A or A+ by Standard & Poor's Earnings and Dividend Rankings for Common Stock and then removes all stocks in the Dow Jones Industrial Average. The remaining stocks are ranked by market capitalization and the top 75% are retained. The strategy selects the fifteen highest dividend-yielding stocks for the Portfolio.

   The EAFE Select 20 Strategy begins with the stocks in the Morgan Stanley Capital International Europe, Australasia and Far East Index, one of the most widely-used benchmarks for international investing. Stocks traded in Singapore are eliminated from the strategy to help limit exposure to uncertain political and economic conditions. The stocks are screened to include only those companies with positive one- and three-year sales and earnings growth and three years of positive dividend growth. The remaining stocks are ranked by market capitalization and the top 75% are retained. The strategy selects the twenty highest dividend-yielding stocks for the Portfolio.

     On April 1, 2004, Dow Jones & Company, Inc. announced that American International Group Inc., Pfizer Inc., and Verizon Communications Inc. will replace AT&T Corp., Eastman Kodak Co. and International Paper Co. in the Dow Jones Industrial Average, effective with the opening of trading on April 8, 2004. In recognition of this announcement, the Select 10 Industrial Strategy and the Select S&P Industrial Strategy were applied using the component stocks of the Dow Jones Industrial Average as scheduled to be effective with the opening of trading on April 8, 2004.

   Each strategy makes up approximately one-third of the initial Portfolio. When the Portfolio terminates, you can elect to follow the Global 45 Dividend Strategy by redeeming your Units and reinvesting the proceeds in a new portfolio, if available. The Portfolio is designed as part of a long-term investment strategy. You may achieve more consistent overall results by following the strategy over several years. For more information see "Special Redemption and Rollover".

HYPOTHETICAL STRATEGY PERFORMANCE

   The table below compares the hypothetical total return of stocks selected using the Portfolio's investment strategy (the "Strategy Stocks") with the stocks in the Standard & Poor's 500 Index ("S&P 500"). Total return includes any dividends paid on the stocks together with any increase or decrease in the value of the stocks. The table illustrates a hypothetical investment in the Strategy Stocks at the beginning of each year -- similar to buying Units of the Portfolio, redeeming them after one year and reinvesting the proceeds in a new portfolio each year.

     These hypothetical returns are not actual past performance of the Portfolio or prior series but do reflect the sales charge or expenses you will pay. Of course, these hypothetical returns are not guarantees of future results and the value of your Units will fluctuate. You should note that the returns shown below are annual returns based on a calendar year investment. The performance of the Portfolio may differ because the Portfolio has a 15 month life that is not based on a calendar year investment cycle. For more information about the total return calculations, see "Notes to Hypothetical Performance Table".



                            HYPOTHETICAL TOTAL RETURN
-----------------------------------------------------------------------------------------------------------------------
                                                                                                             S&P 500
  YEAR            STRATEGY STOCKS             S&P 500             YEAR                STRATEGY STOCKS         INDEX
  ---------------------------------------------------------------------------------------------------------------------
  1977                12.07%                  (7.16)%             1991                   24.63%                30.00%
  1978                 4.27                    6.39               1992                    6.75                  7.43
  1979                20.24                   18.19               1993                   28.94                  9.92
  1980                22.18                   31.52               1994                    4.29                  1.28
  1981                 5.26                   (4.84)              1995                   31.60                 37.11
  1982                13.73                   20.37               1996                   19.33                 22.68
  1983                34.24                   22.31               1997                   24.85                 33.10
  1984                10.63                    5.97               1998                   15.02                 28.58
  1985                34.50                   31.05               1999                    0.65                 20.89
  1986                31.17                   18.54               2000                    4.65                 (9.10)
  1987                12.57                    5.67               2001                   (1.02)               (11.88)
  1988                29.69                   16.34               2002                   (9.13)               (22.10)
  1989                20.87                   31.21               2003                   25.27                 28.68
  1990                (5.59)                  (3.13)              Through 3/31/04         2.19                  1.69

See "Notes to Hypothetical Performance Tables".


PORTFOLIO
-----------------------------------------------------------------------------------------------------------------
                                                                                CURRENT             COST OF
NUMBER                                                     MARKET VALUE         DIVIDEND            SECURITIES TO
OF SHARES        NAME OF ISSUER (1)                        PER SHARE (2)        YIELD (3)           PORTFOLIO (2)
----------      -----------------------------------       ---------------      -----------         --------------
                SELECT 10 INDUSTRIAL STRATEGY
         91       Altria Group, Inc.                       $       54.4500            5.00%         $   4,954.95
         96       Citigroup, Inc.                                  51.7000            3.09              4,963.20
        117       Du Pont (E.I.) de Nemours and Company            42.2200            3.32              4,939.74
        119       Exxon Mobil Corporation                          41.5900            2.40              4,949.21
        162       General Electric Company                         30.5200            2.62              4,944.24
        105       General Motors Corporation                       47.1000            4.25              4,945.50
        118       J.P. Morgan Chase & Company                      41.9500            3.24              4,950.10
        112       Merck & Company, Inc.                            44.1900            3.35              4,949.28
        202       SBC Communications, Inc.                         24.5400            5.09              4,957.08
        132       Verizon Communications, Inc.                     36.5400            4.21              4.823.28
                SELECT S&P INDUSTRIAL STRATEGY
         80       Abbott Laboratories                              41.1000            2.53              3,288.00
        150       Albertson's, Inc.                                22.1500            3.43              3,322.50
         64       Anheuser-Busch Companies, Inc.                   51.0000            1.73              3,264.00
         53       Avery Dennison Corporation                       62.2100            2.38              3,297.13
         44       Avon Products, Inc.                              75.8700            1.48              3,338.28
        136       Bristol-Myers Squibb Company                     24.2300            4.62              3,295.28
         68       Clorox Company                                   48.9100            2.21              3,325.88
         60       Colgate-Palmolive Company                        55.1000            1.74              3,306.00
        122       ConAgra Foods, Inc.                              26.9400            3.86              3,286.68
         55       Emerson Electric Company                         59.9200            2.67              3,295.60
         56       Johnson Controls, Inc.                           59.1500            1.52              3,312.40
         90       Praxair, Inc.                                    37.1200            1.62              3,340.80
         83       Rohm and Haas Company                            39.8400            2.21              3,306.72
        200       Schering-Plough Corporation                      16.2200            1.36              3,244.00
         56       William Wrigley, Jr. Company                     59.1200            1.59              3,310.72
                EAFE SELECT 20 STRATEGY
        153       Abertis Infraestructuras SA                      16.5093            2.86              2,525.92
        278       Australian Gas Light Company                      8.8763            4.25              2,467.62
        367       Brisa-Auto Estradas de Portugal SA                6.8276            3.52              2,505.73
         26       Casino Guichard-Perrachon SA                     96.0171            1.96              2,496.44
      1,000       Cheung Kong Infrastructure
                   Holdings Limited                                 2.4186            3.79              2,418.62
         57       Corio NV                                         44.2380            5.48              2,521.57
         32       Gecina                                           78.6098            3.26              2,515.51


PORTFOLIO
-----------------------------------------------------------------------------------------------------------------
                                                                                CURRENT             COST OF
NUMBER                                                     MARKET VALUE         DIVIDEND            SECURITIES TO
OF SHARES        NAME OF ISSUER (1)                        PER SHARE (2)        YIELD (3)           PORTFOLIO (2)
----------      -----------------------------------       ---------------      -----------         --------------
                EAFE SELECT 20 STRATEGY (CONTINUED)
      1,077       General Property Trust                   $        2.3568            5.85%         $   2,538.29
        185       GUS Plc                                          13.8086            2.93              2,554.58
        500       Hongkong Electric Holdings Limited                4.4010            4.99              2,200.50
        115       Imperial Tobacco Group Plc                       21.8651            3.19              2,514.49
        509       J Sainsbury Plc                                   4.8072            5.42              2,446.86
        317       National Grid Transco Plc                         7.9275            3.82              2,513.01
        314       Scottish & Newcastle Plc                          7.6602            7.24              2,405.29
        584       Stockland                                         4.3234            5.19              2,524.85
         26       Vinci SA                                         96.0786            2.57              2,498.04
        113       Wesfarmers Limited                               22.1908            4.59              2,507.56
        905       Westfield Trust                                   2.8006            5.72              2,534.57
        276       Woolworths Limited                                9.0676            3.54              2,502.66
      1,000       Yue Yuen Industrial Holdings Limited              2.7394            3.89              2,739.39
 ----------                                                                                         ------------
     10,405                                                                                         $ 148,842.07
 ==========                                                                                         ============


See "Notes to Portfolios".


NOTES TO HYPOTHETICAL PERFORMANCE TABLES

   The stocks for each strategy for each period were identified by applying the applicable Portfolio strategy on the first trading day of the period on the principal trading exchange. It should be noted that the stocks in any table are not the same stocks from year to year and may not be the same stocks as those included in any Portfolio. Total return for each period was calculated by (1) subtracting the closing sale price of the stocks on the first trading day of the period from the closing sale price of the stocks on the last trading day of the period, (2) adding dividends paid during that period and (3) dividing the result by the closing sale price of the stocks on the first trading day of the period and reducing this amount by typical Portfolio expenses and sales charges. Adjustments were made to reflect events such as stock splits and corporate spin-offs. Total return does not take into consideration taxes that will be incurred by Unitholders. With respect to foreign securities, all values are converted into U.S. dollars using the applicable currency exchange rate.

   These tables represent hypothetical past performance of the Portfolio strategies (not the Portfolios) and are not guarantees or indications of future performance of any Portfolio. Unitholders will not necessarily realize as high a total return as the hypothetical returns in the tables for several reasons including, among others: the total return figures in the tables do not reflect taxes; the Portfolios are established at different times of the year; a Portfolio may not be able to invest equally in the Securities and may not be fully invested at all times; the Securities are often purchased or sold at prices different from the closing prices used in buying and selling Units; and currency exchange rates will be different. In addition, both stock prices (which may appreciate or depreciate) and dividends (which may be increased, reduced or eliminated) will affect actual returns. There can be no assurance that any Portfolio will outperform the related stock index over its life or future rollover periods, if available. The sources for the information contained in the tables are Bloomberg L.P., Dow Jones Corporation, Ibbotson Associates, Factset, Compustat, Morgan Stanley Capital International and Standard &Poor's. The Sponsor has not independently verified the data obtained from these sources but has no reason to believe that this data is incorrect in any material respect.

NOTES TO PORTFOLIOS


   (1) The Securities are initially represented by "regular way" contracts for the performance of which an irrevocable letter of credit has been deposited with the Trustee. Contracts to acquire Securities were entered into on March 31, 2004 and have settlement dates of April 5, 2004 and April 6, 2004 (see "The Portfolios").

   (2) The value of each Security is determined on the bases set forth under "Public Offering--Unit Price" as of the close of the New York Stock Exchange on the business day before the Initial Date of Deposit. Other information regarding the Securities, as of the Initial Date of Deposit, is as follows:

                                                                  PROFIT
                                               COST TO           (LOSS) TO
                                               SPONSOR            SPONSOR
                                            ------------       ------------
    Select 5 Industrial Portfolio           $   147,829         $      --
    EAFE Select 20 Portfolio                $   149,554         $     140
    Select S&P Industrial Portfolio         $   148,678         $      --
    Select S&P Core Portfolio               $   148,814         $     (65)
    Global 45 Dividend Strategy Portfolio   $   148,795         $      47

          "+" indicates that the stock was issued by a foreign company.


   (3) Current Dividend Yield for each Security is based on the estimated annual dividends per share and the Security's value as of the most recent close of trading on the New York Stock Exchange on the business day before the Initial Date of Deposit. Estimated annual dividends per share are calculated by annualizing the most recently declared regular dividends or by adding the most recent regular interim and final dividends declared and reflect any foreign withholding taxes.



     THE SECURITIES. A brief description of each of the issuers of the Securities is listed below.

   SELECT 5 INDUSTRIAL PORTFOLIO

   Exxon Mobil Corporation. Exxon Mobil Corporation operates petroleum and petrochemicals businesses on a worldwide basis. The company's operations include exploration and production of oil and gas, electric power generation, and coal and minerals operations. Exxon Mobil also manufactures and markets fuels, lubricants, and chemicals.

     General Electric Company. General Electric Company develops, manufactures, and markets products for the generation, distribution, and utilization of electricity. The company, through General Electric Capital Services, Inc., offers a variety of financial services including mutual fund management, financing, asset management, and insurance. General Electric also owns the National Broadcasting Company.

     J.P. Morgan Chase & Company. J.P. Morgan Chase & Company provides global financial services under the J.P. Morgan brand and retail banking under the Chase brand. The company provides services such as investment banking, treasury and securities services, asset management, private banking, card-member services, commercial banking, and home finance. J.P. Morgan Chase serves business enterprises, institutions, and individuals.

   SBC Communications Inc. SBC Communications Inc. provides communications services in the United States and in other countries. The company provides local and long-distance phone service, wireless and data communications, paging, Internet access and messaging cable and satellite television, security services, and telecommunications equipment. SBC also provides directory advertising and publishing.

    Verizon Communications, Inc. Verizon Communications, Inc. provides wireline voice and data services, wireless services, Internet services, and published directory information. The company also provides network services for the federal government including business phone lines, data services, telecommunications equipment, and payphones. Verizon has operations worldwide.

   EAFE SELECT 20 PORTFOLIO

   Abertis Infraestructuras SA. Abertis Infraestructuras SA builds, operates, and maintains toll highways and parking garages in Spain, Argentina, Portugal, and Italy. The company also constructs and maintains telecommunications infrastructure and provides logistical services.

   Australian Gas Light Company Limited. Australian Gas Light Company Limited sells and distributes gas and electricity through various networks along with the operation of natural gas transmission pipelines. The company also extracts and sells LPG, provides power generation and energy infrastructure, invests in energy and telecommunications businesses and is involved in property rentals.

   Brisa-Auto Estradas de Portugal SA. Brisa-Auto Estradas de Portugal SA designs, builds, operates and maintains a system of toll highways in Portugal under a concession from the state, to expire in 2032. When completed in 2004, the network will link most of the major population centers in Portugal. The company's longest motorway is the primary route between Lisbon and Porto.

   Casino Guichard-Perrachon, SA. Casino Guichard-Perrachon, SA operates hypermarkets, supermarkets, and convenience stores under the Geant, Casino Supermarche, Franprix, Leader Price, Petit Casino, Spar, Vival, and Eco names. The company also operates the Casino Cafeteria restaurant chain in France, and the Smart and Final warehouse grocery chain in the United States. Casino operates in the Americas, Asia, and Europe.

   Cheung Kong Infrastructure Holdings Limited. Cheung Kong Infrastructure Holdings Limited, through its subsidiaries, develops, invests in, and operates infrastructure projects such as power plants, toll roads, and toll bridges in Hong Kong, China, Australia and other countries. The company also manufactures and sells infrastructure materials including cement, concrete, asphalt and aggregates.

   Corio NV. Corio NV is a property investment company qualifying as an Investment Institution under Dutch Law. The company's portfolio consists primarily of retail properties, but also offices and industrial properties in the Netherlands, France, Italy, and Spain.

     Gecina. Gecina is active in the real estate market in France. The company develops, sells and rents residential and commercial buildings in Paris, its suburbs, and the French provinces.

   General Property Trust. General Property Trust is a property trust that manages and invests in retail, office, industrial and hotel/tourism properties throughout Australia. The commercial property portfolio includes Riverside Centre and MLC Centre while the retail properties include Charlestown Square and Penrith Plaza. The trust's hotel/tourism property includes Ayers Rock Resort.

   GUS Plc. GUS Plc is a retail and business services group. The company provides information and customer relationship management services through Experian, general merchandise through Argos Retail Group and luxury goods through a majority shareholding in Burberry Group Plc.

     Hongkong Electric Holdings Limited. Hongkong Electric Holdings Limited generates and supplies electricity and provides engineering consultancy and project management services.

   Imperial Tobacco Group Plc. Imperial Tobacco Group Plc, an international tobacco company, manufactures, markets, and sells a range of cigarettes, tobaccos, rolling papers, and cigars. The company's brands include Regal, Embassy, Superkings, John Player, Lambert & Butler, Davidoff, Horizon, and various others.

   J Sainsbury Plc. J Sainsbury Plc is a retail distributor of food. Their products are distributed through the company's Sainsbury supermarkets in the United Kingdom and Shaw's supermarkets in the United States. Through Sainsbury Bank, the company offers saving accounts, mortgages, and personal loans. J Sainsbury also owns a company which buys, develops, rents, and sells property investments.

   National Grid Transco Plc. National Grid Transco Plc owns, operates and develops electricity and gas networks. The group's electricity transmission and gas distribution networks are located throughout the United Kingdom and in the north-eastern section of the United States. They also own liquefied natural gas storage facilitites in Britain and provide infrastructure services to the mobile telecom industry.

   Scottish & Newcastle Plc. Scottish & Newcastle Plc is a diversified group, whose businesses brew beer, operate pubs, pub restaurants and lodges. The company owns breweries that produce ales and lagers, which they sell internationally. Scottish & Newcastle also operates pubs and pub restaurants through Chef & Brewer, Millersand Bar 38, and offers accommodations via Premier lodges.

   Stockland. Stockland is a property trust which invests and manages in retail and commercial properties in Australia. The group also provides property development and management services, hotel management services and other related services including financing.

   Vinci SA. Vinci SA builds roads, offers electrical, mechanical, and civil engineering and construction services, and operates toll roads. The company builds and maintains roads and produces road construction materials, builds electricity and communications networks, installs fire protection and power and ventilation systems, and operates toll highways, bridges, parking garages, and a stadium.

   Wesfarmers Limited. Wesfarmers Limited is a diversified company. Wesfarmers manufactures fertilizers and chemicals along with processing and distributing gas, coal mining, retailing of building materials and hardware and has forestry and timber production operations. The company also provides rural and insurance services and supplies and distributes industrial safety products and services.

   Westfield Trust. Westfield Trust is a retail property trust which invests, manages and owns regional shopping centers throughout Australia and New Zealand. The shopping centers provide goods and services through independent retailers, including department stores, discount stores, supermarkets, hardware stores, specialty chains, and cinemas.

   Woolworths Limited. Woolworths Limited operates supermarkets, specialty and discount stores, liquor and electronics stores throughout Australia. Woolworths also manufactures processed foods, exports and wholesales food and offers petrol retailing. The company's store names include "Woolworths", "Dick Smith" and "Big W".

   Yue Yuen Industrial Holdings Limited. Yue Yuen Industrial Holdings Limited, through its subsidiaries, manufactures and markets athletic, athletic style leisure, and casual and outdoor footwear.

   SELECT S&P INDUSTRIAL PORTFOLIO

   Abbott Laboratories. Abbott Laboratories discovers, develops, manufactures, and sells a broad and diversified line of health care products and services. The company's products include pharmaceuticals, diagnostic products, hospital products, chemical and agricultural products, and nutritionals. Abbott markets its products worldwide through affiliates and distributors.

     Albertson's, Inc. Albertson's, Inc. operates a retail food-drug chain in various states across the United States. The company's stores consist of combination food-drug stores, conventional supermarkets, and warehouse stores. Albertson's retail operations are supported by company-owned distribution centers.

   Anheuser-Busch Companies, Inc. Anheuser-Busch Companies, Inc. produces and distributes beer under brand names such as Budweiser, Michelob, and Busch. The company also manufactures beverage cans, recycles aluminum cans for conversion into new can sheet, manufactures labels, and operates rice milling and barley seed processing plants. In addition, Anheuser-Busch owns and operates theme parks.

   Avery Dennison Corporation. Avery Dennison Corporation develops, manufactures, and markets self-adhesive solutions for consumer products and label systems. The company also manufactures and markets reflective safety products for the transportation industry. Avery Dennison's products are sold to consumer and industrial markets in countries around the world.

     Avon Products, Inc. Avon Products, Inc. is a manufacturer and direct seller of beauty and related products. The company markets its products to consumers worldwide through independent sales representatives. Avon also manufactures fashion jewelry and markets a line of apparel, gifts, and collectibles.

   Bristol-Myers Squibb Company. Bristol-Myers Squibb Company is a diversified worldwide health and personal care company that manufactures medicines and other products. The company's products include therapies for various diseases and disorders, consumer medicines, wound management, nutritional supplements, infant formulas, and hair and skin care products.

   Clorox Company. Clorox Company produces and markets non-durable consumer products sold primarily through grocery and other retail stores. The company's principal products include household cleaning and bleach products, charcoal, cat litter, automotive care products, dressings, and trash bags. Clorox markets its products in the United States and other countries around the world.

   Colgate-Palmolive Company. Colgate-Palmolive Company is a consumer products company that markets its products throughout the world. The company's products include toothpaste, toothbrushes, shampoos, deodorants, bar and liquid soaps, dishwashing liquid, and laundry products, among others. Colgate-Palmolive's products are sold under brand names such as Colgate, Palmolive, Mennen, Ajax, and Science Diet.

     ConAgra Foods, Inc. ConAgra Foods, Inc. is a food company that manufactures and markets for retail consumers, restaurants and institutions. The company's operations are classified into three segments. Packaged Foods, Food Ingredients, Agricultural Products. Conagra's products include brands such as Hunt's, Healthy Choice, Butterball, Banquet, Reddi-wip, Orville, Redenbacher's and Slim Jim.

   Emerson Electric Company. Emerson Electric Company manufactures and markets electrical, electromechanical, and electronic products and systems. The company produces a variety of products, including process control, industrial automation, electronics, appliance components, and electric motors. Emerson sells its products around the world.

     Johnson Controls, Inc. Johnson Controls, Inc. markets automotive systems and building controls. The company supplies seating systems, interior systems, and batteries. Johnson Controls also provides building control systems and services, energy management, and integrated facility management.

     Praxair, Inc. Praxair, Inc. supplies gas to industries primarily located in North and South America. The company produces, sells, and distributes atmospheric gases including oxygen, nitrogen, argon, and rare gases, as well as process gases including carbon dioxide, helium, hydrogen, electronics gases, and acetylene. Praxair also supplies metallic and ceramic coatings and powders.

   Rohm and Haas Company. Rohm and Haas Company is a manufacturer of specialty chemicals. The company manufactures acrylic polymers, consisting of adhesives, coatings, polymers, monomers, and plastic additives. Rohm and Haas' chemical specialties include ion exchange and consumer and industrial specialties. They also manufacture electronic materials and salt.

     Schering-Plough Corporation. Schering-Plough Corporation is a worldwide pharmaceutical company that discovers and markets new therapies and treatment programs. The company's core product groups include allergy/respiratory, anti-infective/anticancer, dermatologicals, and cardiovasculars, as well as an animal health business. Schering-Plough also conducts health management programs and sells other consumer products.

     Wm. Wrigley Jr. Company. Wm. Wrigley Jr. Company manufactures and sells chewing gum in the United States and overseas. The company markets its products primarily through wholesalers, corporate chains, and cooperative buying groups that distribute through retail outlets. Wrigley's products include brand names such as WRIGLEY'S SPEARMINT, JUICY FRUIT, BIG RED, WINTERFRESH, FREEDENT, EXTRA, and ORBIT.

   SELECT S&P CORE PORTFOLIO

   Adobe Systems, Inc. Adobe Systems, Inc develops, markets, and supports computer software products and technologies. The company's products allow users to express and use information across all print and electronic media. Adobe offers a line of application software products, type products, and content for creating, distributing, and managing information.

     Amgen, Inc. Amgen, Inc. discovers, develops, manufactures, and markets human therapeutics based on cellular and molecular biology. The company focuses its research on secreted protein and small molecule therapeutics, with particular emphasis on neuroscience and cancer. Amgen concentrates on the areas of hematology, cancer, infectious disease, endocrinology, neurobiology, and inflammation.

     Apache Corporation. Apache Corporation explores for and produces natural gas, crude oil, and natural gas liquids. The company has operations in North America, Egypt, Western Australia, Poland, and the People's Republic of China.

     Cisco Systems, Inc. Cisco Systems, Inc. supplies data networking products for the Internet. The company's Internet Protocol-based networking solutions are installed at corporations, public institutions and telecommunication companies worldwide. The company's solutions transport data, voice, and video within buildings, across campuses, and around the world.

   Eli Lilly and Company. Eli Lilly and Company discovers, develops, manufactures, and sells pharmaceutical products for humans and animals. The company's products are sold in countries around the world. Eli Lilly's products include neuroscience products, endocrine products, anti-infectives, cardiovascular agents, oncology products, an antiulcer agent, and animal health products.

     EOG Resources, Inc. EOG Resources, Inc. is an oil and gas company with a prospect portfolio and a three dimensional seismic program in place. The company is active in Wyoming, New Mexico, Texas, California, and the Gulf of Mexico in the United States, as well as in Canada. EOG is also pursuing development activities in Trinidad.

   Genzyme Corporation. Genzyme Corporation is a global biotechnology company that develops products for people with serious diseases. The company focuses on developing therapeutics for rare genetic disorders, renal disease, osteoarthritis, and immune-mediated diseases. Genzyme also provides diagnostic products and services.

     King Pharmaceuticals, Inc. King Pharmaceuticals, Inc. manufactures, markets, and sells primarily branded prescription pharmaceutical products. The company markets its products to general/family practitioners and internal medicine physicians and hospitals across the United States. King also provides contract manufacturing for a number of pharmaceutical and biotechnology companies.

   MBIA Inc. MBIA Inc., through its subsidiaries, is a financial guarantor and a provider of specialized financial services. The company provides products and services that meet the credit enhancement, financial, and investment needs of its public and private clients worldwide.

     Medtronic, Inc. Medtronic, Inc. provides device-based therapies that restore health, extend life, and alleviate pain. The company's principal products include those for bradycardia pacing, tachyarrhythmia management, atrial fibrillation management, heart failure management, heart valve replacement, malignant and non-malignant pain, and movement disorders. Medtronic's products are sold worldwide.

   Mellon Financial Corporation. Mellon Financial Corporation provides wealth management and global asset management for individual and institutional investors. The company also provides global investment services for businesses and institutions, as well as custody, retirement, and benefits consulting services. In addition, Mellon offers banking services for individuals, businesses, and institutions.

   Merck & Company, Inc. Merck & Company, Inc. is a global pharmaceutical company that discovers, develops, manufactures, and markets a broad range of human and animal health products. Merck's products include Zocor, a treatment for elevated cholesterol, Propecia, a treatment for male pattern hair loss, Fosamax for osteoporosis, Cozaar/Hyzaar for hypertension, Vioxx for arthritis and Singulair for allergic rhinitis.

   Microsoft Corporation. Microsoft Corporation develops, manufactures, licenses, sells, and supports software products. The company offers operating system software, server application software, business and consumer applications software, software development tools, and Internet and intranet software. Microsoft also develops the MSN network of Internet products and services.

   National City Corporation. National City Corporation is a multi-bank holding company. The company offers a full range of financial services, including commercial and retail banking, consumer finance, asset management, mortgage financing and servicing, and item processing. National City has branch offices in Ohio, Michigan, Pennsylvania, Indiana, Kentucky and Illinois.

     Pfizer, Inc. Pfizer, Inc. is a research-based, global pharmaceutical company that discovers, develops, manufactures, and markets medicines for humans and animals. The company's products include prescription pharmaceuticals, non-prescription self- medications, and animal health products such as anti-infective medicines and vaccines.

   State Street Corporation. State Street Corporation services institutional investors and manages financial assets worldwide. The company's products and services include custody, accounting, administration, daily pricing, international exchange services, cash management, financial asset management, securities lending, and investment advisory services.

   Symantec Corporation. Symantec Corporation provides Internet security technology. The company offers a variety of content security solutions to individuals and companies. Solutions for enterprise customers include anti-virus protection, Internet content and e-mail filtering, and mobile code detection technologies.

     U.S. Bancorp. U.S. Bancorp is a diversified financial services company that provides lending and depository services, cash management, foreign exchange and trust and investment management services. The company also engages in credit card services, mortgage banking, insurance, brokerage, and leasing. U.S Bancorp operates in the Midwest and Western United States.

   Wachovia Corporation. Wachovia Corporation, a multi-bank holding company, provides financial services to retail and corporate customers. The company operates full-service banking offices in various East Coast states and Washington, D.C. Wachovia also offers asset and wealth management, capital markets, and securities brokerage services and products throughout the United States and internationally.

     Zimmer Holdings, Inc. Zimmer Holdings, Inc., through its subsidiary, designs, develops, manufactures, and markets orthopedic reconstructive implants and fracture management products. The company also manufactures and markets other products relating to orthopedic and general surgery. Zimmer markets its products in the United States and other countries around the world.

   GLOBAL 45 DIVIDEND STRATEGY PORTFOLIO

     Altria Group, Inc. Altria Group, Inc. is the parent company of Kraft Foods, Philip Morris International, Philip Morris USA, and Philip Morris Capital Corporation. The company is also a shareholder in the brewer, SABMiller plc. Altria's brands include Marlboro cigarettes, Oreo cookies, Kraft cheeses, Maxwell House coffee, Nabisco crackers, and Philadelphia cream cheese.

     Citigroup, Inc. Citigroup, Inc. is a diversified financial services holding company that provides a broad range of financial services to consumer and corporate customers around the world. The company's services include investment banking, retail brokerage, corporate banking, and cash management products and services.

     Du Pont (E.I.) de Nemours and Company. Du Pont (E.I.) de Nemours and Company is a global chemical and life sciences company, with businesses in high-performance materials, specialty chemicals, pharmaceuticals, and biotechnology. The company sells its products to the transportation, textile, construction, automotive, agricultural, hybrid seeds, nutrition and health, pharmaceuticals, packaging, and electronics markets.

   Exxon Mobil Corporation. Exxon Mobil Corporation operates petroleum and petrochemicals businesses on a worldwide basis. The company's operations include exploration and production of oil and gas, electric power generation, and coal and minerals operations. Exxon Mobil also manufactures and markets fuels, lubricants, and chemicals.

     General Electric Company. General Electric Company develops, manufactures, and markets products for the generation, distribution, and utilization of electricity. The company, through General Electric Capital Services, Inc., offers a variety of financial services including mutual fund management, financing, asset management, and insurance. General Electric also owns the National Broadcasting Company.

   General Motors Corporation. General Motors Corporation manufactures and sells vehicles worldwide under the Chevrolet, Buick, Cadillac, Oldsmobile, Pontiac, Saturn, and GMC names. The company also has financing and insurance operations. In addition, General Motors produces products and provides services in other industries such as satellite and wireless communications.

     J.P. Morgan Chase and Company. J.P. Morgan Chase and Company provides global financial services under the J.P. Morgan brand and retail banking under the Chase brand. The company provides services such as investment banking, treasury and securities services, asset management, private banking, cardmember services, commercial banking, and home finance. J.P. Morgan Chase serves business enterprises, institutions, and individuals.

   Merck & Company, Inc. Merck & Company, Inc. is a global pharmaceutical company that discovers, develops, manufactures, and markets a broad range of human and animal health products. Merck's products include Zocor, a treatment for elevated cholesterol, Propecia, a treatment for male pattern hair loss, Fosamax for osteoporosis, Cozaar/Hyzaar for hypertension, Vioxx for arthritis and Singulair for allergic rhinitis.

   SBC Communications, Inc. SBC Communications, Inc. provides communications services in the United States and in other countries. The company provides local and long-distance phone service, wireless and data communications, paging, Internet access and messaging cable and satellite television, security services, and telecommunications equipment. SBC also provides directory advertising and publishing.

     Verizon Communications, Inc. Verizon Communications, Inc. provides wireline voice and data services, wireless services, Internet services, and published directory information. The company also provides network services for the federal government including business phone lines, data services, telecommunications equipment, and payphones. Verizon has operations worldwide.

   Abbott Laboratories. Abbott Laboratories discovers, develops, manufactures, and sells a broad and diversified line of health care products and services. The company's products include pharmaceuticals, diagnostic products, hospital products, chemical and agricultural products, and nutritionals. Abbott markets its products worldwide through affiliates and distributors.

     Albertson's, Inc. Albertson's, Inc. operates a retail food-drug chain in various states across the United States. The company's stores consist of combination food-drug stores, conventional supermarkets, and warehouse stores. Albertson's retail operations are supported by company-owned distribution centers.

   Anheuser-Busch Companies, Inc. Anheuser-Busch Companies, Inc. produces and distributes beer under brand names such as Budweiser, Michelob, and Busch. The company also manufactures beverage cans, recycles aluminum cans for conversion into new can sheet, manufactures labels, and operates rice milling and barley seed processing plants. In addition, Anheuser-Busch owns and operates theme parks.

   Avery Dennison Corporation. Avery Dennison Corporation develops, manufactures, and markets self-adhesive solutions for consumer products and label systems. The company also manufactures and markets reflective safety products for the transportation industry. Avery Dennison's products are sold to consumer and industrial markets in countries around the world.

     Avon Products, Inc. Avon Products, Inc. is a manufacturer and direct seller of beauty and related products. The company markets its products to consumers worldwide through independent sales representatives. Avon also manufactures fashion jewelry and markets a line of apparel, gifts, and collectibles.

   Bristol-Myers Squibb Company. Bristol-Myers Squibb Company is a diversified worldwide health and personal care company that manufactures medicines and other products. The company's products include therapies for various diseases and disorders, consumer medicines, wound management, nutritional supplements, infant formulas, and hair and skin care products.

   Clorox Company. Clorox Company produces and markets non-durable consumer products sold primarily through grocery and other retail stores. The company's principal products include household cleaning and bleach products, charcoal, cat litter, automotive care products, dressings, and trash bags. Clorox markets its products in the United States and other countries around the world.

   Colgate-Palmolive Company. Colgate-Palmolive Company is a consumer products company that markets its products throughout the world. The company's products include toothpaste, toothbrushes, shampoos, deodorants, bar and liquid soaps, dishwashing liquid, and laundry products, among others. Colgate-Palmolive's products are sold under brand names such as Colgate, Palmolive, Mennen, Ajax, and Science Diet.

     ConAgra Foods, Inc. ConAgra Foods, Inc. is a food company that manufactures and markets for retail consumers, restaurants and institutions. The company's operations are classified into three segments. Packaged Foods, Food Ingredients, Agricultural Products. Conagra's products include brands such as Hunt's, Healthy Choice, Butterball, Banquet, Reddi-wip, Orville, Redenbacher's and Slim Jim.

   Emerson Electric Company. Emerson Electric Company manufactures and markets electrical, electromechanical, and electronic products and systems. The company produces a variety of products, including process control, industrial automation, electronics, appliance components, and electric motors. Emerson sells its products around the world.

     Johnson Controls, Inc. Johnson Controls, Inc. markets automotive systems and building controls. The company supplies seating systems, interior systems, and batteries. Johnson Controls also provides building control systems and services, energy management, and integrated facility management.

     Praxair, Inc. Praxair, Inc. supplies gas to industries primarily located in North and South America. The company produces, sells, and distributes atmospheric gases including oxygen, nitrogen, argon, and rare gases, as well as process gases including carbon dioxide, helium, hydrogen, electronics gases, and acetylene. Praxair also supplies metallic and ceramic coatings and powders.

   Rohm and Haas Company. Rohm and Haas Company is a manufacturer of specialty chemicals. The company manufactures acrylic polymers, consisting of adhesives, coatings, polymers, monomers, and plastic additives. Rohm and Haas' chemical specialties include ion exchange and consumer and industrial specialties. They also manufacture electronic materials and salt.

     Schering-Plough Corporation. Schering-Plough Corporation is a worldwide pharmaceutical company that discovers and markets new therapies and treatment programs. The company's core product groups include allergy/respiratory, anti-infective/anticancer, dermatologicals, and cardiovasculars, as well as an animal health business. Schering-Plough also conducts health management programs and sells other consumer products.

     Wm. Wrigley Jr. Company. Wm. Wrigley Jr. Company manufactures and sells chewing gum in the United States and overseas. The company markets its products primarily through wholesalers, corporate chains, and cooperative buying groups that distribute through retail outlets. Wrigley's products include brand names such as WRIGLEY'S SPEARMINT, JUICY FRUIT, BIG RED, WINTERFRESH, FREEDENT, EXTRA, and ORBIT.

   Abertis Infraestructuras SA. Abertis Infraestructuras SA builds, operates, and maintains toll highways and parking garages in Spain, Argentina, Portugal, and Italy. The company also constructs and maintains telecommunications infrastructure and provides logistical services.

   Australian Gas Light Company Limited. Australian Gas Light Company Limited sells and distributes gas and electricity through various networks along with the operation of natural gas transmission pipelines. The company also extracts and sells LPG, provides power generation and energy infrastructure, invests in energy and telecommunications businesses and is involved in property rentals.

   Brisa-Auto Estradas de Portugal SA. Brisa-Auto Estradas de Portugal SA designs, builds, operates and maintains a system of toll highways in Portugal under a concession from the state, to expire in 2032. When completed in 2004, the network will link most of the major population centers in Portugal. The company's longest motorway is the primary route between Lisbon and Porto.

   Casino Guichard-Perrachon, SA. Casino Guichard-Perrachon, SA operates hypermarkets, supermarkets, and convenience stores under the Geant, Casino Supermarche, Franprix, Leader Price, Petit Casino, Spar, Vival, and Eco names. The company also operates the Casino Cafeteria restaurant chain in France, and the Smart and Final warehouse grocery chain in the United States. Casino operates in the Americas, Asia, and Europe.

   Cheung Kong Infrastructure Holdings Limited. Cheung Kong Infrastructure Holdings Limited, through its subsidiaries, develops, invests in, and operates infrastructure projects such as power plants, toll roads, and toll bridges in Hong Kong, China, Australia and other countries. The company also manufactures and sells infrastructure materials including cement, concrete, asphalt and aggregates.

   Corio NV. Corio NV is a property investment company qualifying as an Investment Institution under Dutch Law. The company's portfolio consists primarily of retail properties, but also offices and industrial properties in the Netherlands, France, Italy, and Spain.

     Gecina. Gecina is active in the real estate market in France. The company develops, sells and rents residential and commercial buildings in Paris, its suburbs, and the French provinces.

   General Property Trust. General Property Trust is a property trust that manages and invests in retail, office, industrial and hotel/tourism properties throughout Australia. The commercial property portfolio includes Riverside Centre and MLC Centre while the retail properties include Charlestown Square and Penrith Plaza. The trust's hotel/tourism property includes Ayers Rock Resort.

   GUS Plc. GUS Plc is a retail and business services group. The company provides information and customer relationship management services through Experian, general merchandise through Argos Retail Group and luxury goods through a majority shareholding in Burberry Group Plc.

     Hongkong Electric Holdings Limited. Hongkong Electric Holdings Limited generates and supplies electricity and provides engineering consultancy and project management services.

   Imperial Tobacco Group Plc. Imperial Tobacco Group Plc, an international tobacco company, manufactures, markets, and sells a range of cigarettes, tobaccos, rolling papers, and cigars. The company's brands include Regal, Embassy, Superkings, John Player, Lambert & Butler, Davidoff, Horizon, and various others.

   J Sainsbury Plc. J Sainsbury Plc is a retail distributor of food. Their products are distributed through the company's Sainsbury supermarkets in the United Kingdom and Shaw's supermarkets in the United States. Through Sainsbury Bank, the company offers saving accounts, mortgages, and personal loans. J Sainsbury also owns a company which buys, develops, rents, and sells property investments.

   National Grid Transco Plc. National Grid Transco Plc owns, operates and develops electricity and gas networks. The group's electricity transmission and gas distribution networks are located throughout the United Kingdom and in the north-eastern section of the United States. They also own liquefied natural gas storage facilitites in Britain and provide infrastructure services to the mobile telecom industry.

   Scottish & Newcastle Plc. Scottish & Newcastle Plc is a diversified group, whose businesses brew beer, operate pubs, pub restaurants and lodges. The company owns breweries that produce ales and lagers, which they sell internationally. Scottish & Newcastle also operates pubs and pub restaurants through Chef & Brewer, Millersand Bar 38, and offers accommodations via Premier lodges.

   Stockland. Stockland is a property trust which invests and manages in retail and commercial properties in Australia. The group also provides property development and management services, hotel management services and other related services including financing.

   Vinci SA. Vinci SA builds roads, offers electrical, mechanical, and civil engineering and construction services, and operates toll roads. The company builds and maintains roads and produces road construction materials, builds electricity and communications networks, installs fire protection and power and ventilation systems, and operates toll highways, bridges, parking garages, and a stadium.

   Wesfarmers Limited. Wesfarmers Limited is a diversified company. Wesfarmers manufactures fertilizers and chemicals along with processing and distributing gas, coal mining, retailing of building materials and hardware and has forestry and timber production operations. The company also provides rural and insurance services and supplies and distributes industrial safety products and services.

   Westfield Trust. Westfield Trust is a retail property trust which invests, manages and owns regional shopping centers throughout Australia and New Zealand. The shopping centers provide goods and services through independent retailers, including department stores, discount stores, supermarkets, hardware stores, specialty chains, and cinemas.

   Woolworths Limited. Woolworths Limited operates supermarkets, specialty and discount stores, liquor and electronics stores throughout Australia. Woolworths also manufactures processed foods, exports and wholesales food and offers petrol retailing. The company's store names include "Woolworths", "Dick Smith" and "Big W".

   Yue Yuen Industrial Holdings Limited. Yue Yuen Industrial Holdings Limited, through its subsidiaries, manufactures and markets athletic, athletic style leisure, and casual and outdoor footwear.




               REPORT OF INDEPENDENT CERTIFIED PUBLIC ACCOUNTANTS

     To the Board of Directors of Van Kampen Funds Inc. and the Unitholders of Van Kampen Unit Trusts, Series 435:

     We have audited the accompanying statements of condition and the related portfolios of Van Kampen Unit Trusts, Series 435 as of April 1, 2004. The statements of condition and portfolios are the responsibility of the Sponsor. Our responsibility is to express an opinion on such financial statements based on our audit.


     We conducted our audit in accordance with auditing standards generally accepted in the United States of America. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. Our procedures included confirmation of an irrevocable letter of credit deposited to purchase securities by correspondence with the Trustee. An audit also includes assessing the accounting principles used and significant estimates made by the Sponsor, as well as evaluating the overall financial statement presentation. We believe our audit provides a reasonable basis for our opinion.


     In our opinion, the financial statements referred to above present fairly, in all material respects, the financial position of Van Kampen Unit Trusts, Series 435 as of April 1, 2004, in conformity with accounting principles generally accepted in the United States of America.

                                                              GRANT THORNTON LLP
   Chicago, Illinois
   April 1, 2004



                             STATEMENTS OF CONDITION

                               AS OF APRIL 1, 2004

                                                                     SELECT 5           EAFE
                                                                    INDUSTRIAL        SELECT 20
INVESTMENT IN SECURITIES                                             PORTFOLIO        PORTFOLIO
                                                                   -------------    -------------
Contracts to purchase Securities (1)                              $     147,829    $     149,694
                                                                   -------------    -------------
     Total                                                        $     147,829    $     149,694
                                                                   =============    =============
LIABILITIES AND INTEREST OF UNITHOLDERS
Liabilities--
     Organization costs (2)                                       $         342    $         208
     Deferred sales charge liability (3)                                  2,016            2,041
     Creation and development fee liability (4)                             896              907
Interest of Unitholders--
     Cost to investors (5)                                              149,330          151,210
     Less: Gross underwriting commission, creation and
         development fee and organization costs (2)(4)(5)(6)              4,755            4,672
                                                                   -------------    -------------
         Net interest to Unitholders (5)                                144,575          146,538
                                                                   -------------    -------------
         Total                                                    $     147,829    $     149,694
                                                                   =============    =============
Units outstanding                                                        14,933           15,121
                                                                   =============    =============
Net asset value per Unit                                          $       9.765    $       9.765
                                                                   =============    =============


--------------------------------------------------------------------------------

(1)The value of the Securities is determined by the Trustee on the bases set forth under "Public Offering--Unit Price". The contracts to purchase Securities are collateralized by separate irrevocable letters of credit which have been deposited with the Trustee.

(2)A portion of the Public Offering Price represents an amount sufficient to pay for all or a portion of the costs incurred in establishing a Portfolio. The amount of these costs are set forth in the "Fee Table". A distribution will be made as of the close of the initial offering period to an account maintained by the Trustee from which the organization expense obligation of the investors will be satisfied. To the extent that actual organization costs of a Portfolio are greater that the estimated amount, only the estimated organization costs added to the Public Offering Price will be reimbursed to the Sponsor and deducted from the assets of the Portfolio.

(3)Represents the amount of mandatory distributions from a Portfolio on the bases set forth under "Public Offering".

(4)The creation and development fee is payable by a Portfolio on behalf of Unitholders out of the assets of the Portfolio as of the close of the initial offering period. If Units are redeemed prior to the close of the initial public offering period, the fee will not be deducted from the proceeds.

(5)The aggregate public offering price and the aggregate sales charge are computed on the bases set forth under "Public Offering".

(6)Assumes the maximum sales charge.





                             STATEMENTS OF CONDITION

                               AS OF APRIL 1, 2004

                                                                                                              GLOBAL 45
`                                                                          SELECT S&P         SELECT          DIVIDEND
                                                                           INDUSTRIAL        S&P CORE         STRATEGY
INVESTMENT IN SECURITIES                                                    PORTFOLIO       PORTFOLIO         PORTFOLIO
                                                                          -------------    -------------    -------------
Contracts to purchase Securities (1)                                     $     148,678    $     148,749    $     148,842
                                                                          -------------    -------------    -------------
     Total                                                               $     148,678    $     148,749    $     148,842
                                                                          =============    =============    =============
LIABILITIES AND INTEREST OF UNITHOLDERS
Liabilities--
     Organization costs (2)                                              $         331    $         529    $         190
     Deferred sales charge liability (3)                                         2,027            2,029            2,030
     Creation and development fee liability (4)                                    901              902              902
Interest of Unitholders--
     Cost to investors (5)                                                     150,180          150,260          150,350
     Less: Gross underwriting commission,
         creation and development fee and
         organization costs (2)(4)(5)(6)                                         4,761            4,971            4,630
                                                                          -------------    -------------    -------------
         Net interest to Unitholders (5)                                       145,419          145,289          145,720
                                                                          -------------    -------------    -------------
     Total                                                               $     148,678    $     148,749    $     148,842
                                                                          =============    =============    =============
Units outstanding                                                               15,018           15,026           15,035
                                                                          =============    =============    =============
Net asset value                                                          $       9.765    $       9.765    $       9.765
                                                                          =============    =============    =============


--------------------------------------------------------------------------------

(1)The value of the Securities is determined by the Trustee on the bases set forth under "Public Offering--Unit Price". The contracts to purchase Securities are collateralized by separate irrevocable letters of credit which have been deposited with the Trustee.

(2)A portion of the Public Offering Price represents an amount sufficient to pay for all or a portion of the costs incurred in establishing a Portfolio. The amount of these costs are set forth in the "Fee Table". A distribution will be made as of the close of the initial offering period to an account maintained by the Trustee from which the organization expense obligation of the investors will be satisfied. To the extent that actual organization costs of a Portfolio are greater that the estimated amount, only the estimated organization costs added to the Public Offering Price will be reimbursed to the Sponsor and deducted from the assets of the Portfolio.

(3)Represents the amount of mandatory distributions from a Portfolio on the bases set forth under "Public Offering".

(4)The creation and development fee is payable by a Portfolio on behalf of Unitholders out of the assets of the Portfolio as of the close of the initial offering period. If Units are redeemed prior to the close of the initial public offering period, the fee will not be deducted from the proceeds.

(5)The aggregate public offering price and the aggregate sales charge are computed on the bases set forth under "Public Offering".

(6)Assumes the maximum sales charge.




THE PORTFOLIOS
--------------------------------------------------------------------------------

   The Portfolios were created under the laws of the State of New York pursuant to a Trust Indenture and Trust Agreement (the "Trust Agreement"), dated the date of this prospectus (the "Initial Date of Deposit"), among Van Kampen Funds Inc., as Sponsor, Van Kampen Asset Management, as Supervisor, and The Bank of New York, as Trustee.

   The Portfolios offer investors the opportunity to purchase Units representing proportionate interests in portfolios of equity securities which are components of major stock market indexes. A Portfolio may be an appropriate medium for investors who desire to participate in a portfolio of stocks with greater diversification than they might be able to acquire individually and who are seeking to achieve a better performance than the related index.

   On the Initial Date of Deposit, the Sponsor deposited delivery statements relating to contracts for the purchase of the Securities and an irrevocable letter of credit in the amount required for these purchases with the Trustee. In exchange for these contracts the Trustee delivered to the Sponsor documentation evidencing the ownership of Units of the Portfolios. Unless otherwise terminated as provided in the Trust Agreement, the Portfolios will terminate on the Mandatory Termination Date and any remaining Securities will be liquidated or distributed by the Trustee within a reasonable time. As used in this prospectus the term "Securities" means the securities (including contracts to purchase these securities) listed in each "Portfolio" and any additional securities deposited into each Portfolio.

   Additional Units of a Portfolio may be issued at any time by depositing in the Portfolio (i) additional Securities, (ii) contracts to purchase Securities together with cash or irrevocable letters of credit or (iii) cash (or a letter of credit or the equivalent) with instructions to purchase additional Securities. As additional Units are issued by a Portfolio, the aggregate value of the Securities will be increased and the fractional undivided interest represented by each Unit will be decreased. The Sponsor may continue to make additional deposits into a Portfolio following the Initial Date of Deposit provided that the additional deposits will be in amounts which will maintain, as nearly as practicable, the same percentage relationship among the number of shares of each Security in the Portfolio that existed immediately prior to the subsequent deposit. Investors may experience a dilution of their investments and a reduction in their anticipated income because of fluctuations in the prices of the Securities between the time of the deposit and the purchase of the Securities and because the Portfolios will pay the associated brokerage or acquisition fees.

   Each Unit of a Portfolio initially offered represents an undivided interest in that Portfolio. To the extent that any Units are redeemed by the Trustee or additional Units are issued as a result of additional Securities being deposited by the Sponsor, the fractional undivided interest in that Portfolio represented by each unredeemed Unit will increase or decrease accordingly, although the actual interest in the Portfolio will remain unchanged. Units will remain outstanding until redeemed upon tender to the Trustee by Unitholders, which may include the Sponsor, or until the termination of the Trust Agreement.

   Each Portfolio consists of (a) the Securities (including contracts for the purchase thereof) listed under the applicable "Portfolio" as may continue to be held from time to time in the Portfolio, (b) any additional Securities acquired and held by the Portfolio pursuant to the provisions of the Trust Agreement and
(c) any cash held in the related Income and Capital Accounts. Neither the Sponsor nor the Trustee shall be liable in any way for any failure in any of the Securities.

OBJECTIVES AND SECURITIES SELECTION
--------------------------------------------------------------------------------

            The Select S&P Core Portfolio and the EAFE Select 20 Portfolio were selected by implementing each strategy as of the close of business on March 29, 2004. In the case of the United States securities in the Select S&P Core Portfolio, dividend yield is computed by annualizing the last dividend declared and dividing the result by the market value as of the close of business on March 29, 2004. In the case of the foreign securities in the EAFE Select 20 Portfolio, dividend yield is computed by adding the most recent interim and final dividends declared and dividing by the market value as of the close of business on March 29, 2004.

     On April 1, 2004, Dow Jones & Company, Inc. announced that American International Group Inc., Pfizer Inc., and Verizon Communications Inc. will replace AT&T Corp., Eastman Kodak Co. and International Paper Co. in the Dow Jones Industrial Average, effective with the opening of trading on April 8, 2004. In recognition of this announcement, the Select 5 Industrial Portfolio and Select S&P Industrial Portfolio were selected by implementing each strategy as of the close of business on March 31, 2004 using the component stocks of the Dow Jones Industrial Average as scheduled to be effective with the opening of trading on April 8, 2004. In the case of these Portfolios, dividend yield is computed by annualizing the last dividend declared and dividing the result by the market value as of the close of business on March 31, 2004.

         The Global 45 Dividend Strategy Portfolio was selected by implementing the Select 10 Industrial Strategy and Select S&P Industrial Strategy as of the close of business on March 31, 2004 using the component stocks of the Dow Jones Industrial Average as scheduled to be effective with the opening of trading on April 8, 2004 and by implementing the EAFE Select 20 Strategy as of the close of business on March 29, 2004. In the case of the United States securities selected using the Select 10 Industrial Strategy and the Select S&P Industrial Strategy, dividend yield is computed by annualizing the last dividend declared and dividing the result by the market value as of the close of business on March 31, 2004. In the case of the foreign securities selected using the EAFE Select 20 Strategy, dividend yield is computed by adding the most recent interim and final dividends declared and dividing by the market value as of the close of business on March 29, 2004.

   The Portfolios seek to achieve better performance than the related indexes through similar investment strategies. Investment in a number of companies having high dividends relative to their stock prices or low price to book ratios (because their stock prices may be undervalued) is designed to increase the potential for higher returns over time. The investment strategies are designed to be implemented on an annual basis. Investors who hold Units through Portfolio termination may have investment results that differ significantly from a Unit investment that is reinvested into a new trust every twelve months.

   Except as described herein, publishers of the indexes have not participated in any way in the creation of the Portfolios or in the selection of stocks included in the Portfolios and have not approved any information herein relating thereto. With the exception of the EAFE Index, the publishers of these indexes are not affiliated with the Sponsor.

   The Select 5 Industrial Portfolio and Global 45 Dividend Strategy Portfolios are not sponsored, endorsed, sold or promoted by Dow Jones. Dow Jones makes no representation or warranty, express or implied, to the owners of the Portfolios or any member of the public regarding the advisablitiy of investing in securities generally or in the Portfolios particularly. Dow Jones' only relationship to the Portfolios is the licensing of certain trademarks, trade names and service marks of Dow Jones and of the Dow Jones Industrial AverageSM, which is determined, composed and calculated by Dow Jones without regard to the Portfolios. Dow Jones has no obligation to take the needs of the Sponsor or the owners of the Portfolios into consideration in determining, composing or calculating the Dow Jones Industrial AverageSM. Dow Jones is not responsible for and has not participated in the determination of the timing of, prices at, or quantities of the Portfolios to be issued or in the determination or calculation of the equation by which the Portfolios are to be converted into cash. Dow Jones has no obligation or liability in connection with the administration, marketing or trading of the Portfolios.

   DOW JONES DOES NOT GUARANTEE THE ACCURACY AND/OR THE COMPLETENESS OF THE DOW JONES INDUSTRIAL AVERAGESM OR ANY DATA INCLUDED THEREIN AND DOW JONES SHALL HAVE NO LIABILITY FOR ANY ERRORS, OMISSIONS, OR INTERRUPTIONS THEREIN. DOW JONES MAKES NO WARRANTY, EXPRESS OR IMPLIED, AS TO RESULTS TO BE OBTAINED BY OWNERS OF THE PORTFOLIOS, OR ANY OTHER PERSON OR ENTITY FROM THE USE OF THE DOW JONES INDUSTRIAL AVERAGESM OR ANY DATA INCLUDED THEREIN. DOW JONES MAKES NO EXPRESS OR IMPLIED WARRANTIES, AND EXPRESSLY DISCLAIMS ALL WARRANTIES, OF MERCHANTABLILITY OR FITNESS FOR A PARTICULAR PURPOSE OR USE WITH RESPECT TO THE DOW JONES INDUSTRIAL AVERAGESM OR ANY DATA INCLUDED THEREIN. WITHOUT LIMITING ANY OF THE FOREGOING, IN NO EVENT SHALL DOW JONES HAVE ANY LIABILITY FOR ANY LOST PROFITS OR INDIRECT, PUNITIVE, SPECIAL OR CONSEQUENTIAL DAMAGES OR LOSSES, EVEN IF NOTIFIED OF THE POSSIBILITY THEREOF. THERE ARE NO THIRD PARTY BENEFICIARIES OF ANY AGREEMENTS OR ARRANGEMENTS BETWEEN DOW JONES AND THE PORTFOLIOS.

   The MSCI EAFE Index is the exclusive property of Morgan Stanley Capital International, Inc. ("MSCI"). Morgan Stanley Capital International is a service mark of Morgan Stanley and has been licensed for use by Van Kampen Funds Inc., the EAFE Select 20 Portfolio and the Global 45 Dividend Strategy Portfolio.

   The Portfolios are not sponsored, endorsed, sold or promoted by MSCI. MSCI makes no representation or warranty, express or implied, to the owners of this fund or any member of the public regarding the advisability of investing in funds generally or in the Portfolios particularly or the ability of the MSCI EAFE Index to track general stock market performance. MSCI is the licensor of certain trademarks, service marks and trade names of MSCI and of the MSCI EAFE Index which are determined, composed and calculated by MSCI without regard to the issuer of the Portfolios or the Portfolios. MSCI has no obligation to take the needs of the issuer of this fund or the owners of this fund into consideration in determining, composing or calculating the MSCI EAFE Index. MSCI is not responsible for and has not participated in the determination of the timing of, prices at, or quantities of the Portfolios to be issued or in the determination or calculation of the equation by which Units are redeemable for cash. MSCI has no obligation or liability to owners of the Portfolios in connection with the administration, marketing or trading of the Portfolios.

   ALTHOUGH MSCI SHALL OBTAIN INFORMATION FOR INCLUSION IN OR FOR USE IN THE CALCULATION OF AN INDEX FROM SOURCES WHICH MSCI CONSIDERS RELIABLE, NEITHER MSCI NOR ANY OTHER PARTY GUARANTEES THE ACCURACY AND/OR THE COMPLETENESS OF AN INDEX OR ANY DATA INCLUDED THEREIN. NEITHER MSCI NOR ANY OTHER PARTY MAKES ANY WARRANTY, EXPRESS OR IMPLIED, AS TO RESULTS TO BE OBTAINED BY LICENSEE, LICENSEE'S CUSTOMERS AND COUNTERPARTIES, OWNERS OF THE PORTFOLIOS, OR ANY OTHER PERSON OR ENTITY FROM THE USE OF AN INDEX OR ANY DATA INCLUDED THEREIN IN CONNECTION WITH THE RIGHTS LICENSED HEREUNDER OR FOR ANY OTHER USE. NEITHER MSCI NOR ANY OTHER PARTY MAKES ANY EXPRESS OR IMPLIED WARRANTIES, AND MSCI HEREBY EXPRESSLY DISCLAIMS ALL WARRANTIES OF MERCHANTABILITY OR FITNESS FOR A PARTICULAR PURPOSE WITH RESPECT TO AN INDEX OR ANY DATA INCLUDED THEREIN. WITHOUT LIMITING ANY OF THE FOREGOING, IN NO EVENT SHALL MSCI OR ANY OTHER PARTY HAVE ANY LIABILITY FOR ANY DIRECT, INDIRECT, SPECIAL, PUNITIVE, CONSEQUENTIAL OR ANY OTHER DAMAGES (INCLUDING LOST PROFITS) EVEN IF NOTIFIED OF THE POSSIBILITY OF SUCH DAMAGES.

   The Sponsor, on behalf of the Select S&P Industrial Portfolio, Select S&P Core Portfolio and Global 45 Dividend Strategy Portfolio, has entered into a license agreement with Standard & Poor's under which each Portfolio is granted licenses to use certain trademarks and tradenames, to the extent the Sponsor deems appropriate and desirable under federal and state securities laws to indicate the source of the index as a basis for determining the composition of each Portfolio. "Standard &Poor's", "S&P 500", "STARS" and "S&P" are trademarks of the McGraw-Hill Companies, Inc. and have been licensed for use by Van Kampen Funds Inc. and the Portfolios. The Portfolios are not sponsored, managed, sold or promoted by Standard &Poor's.

   The Portfolio Consultant of the Select S&P Industrial, Select S&P Core, S&P PowerPicks and Global 45 Dividend Strategy Portfolios is not an affiliate of the Sponsor. The Portfolio Consultant may use the list of Securities in its independent capacity as an investment adviser and distributes this information to various individuals and entities. The Portfolio Consultant may recommend or effect transactions in the Securities. This may have an adverse effect on the prices of the Securities. This also may have an impact on the price a Portfolio pays for the Securities and the price received upon Unit redemptions or Portfolio termination. The Portfolio Consultant may act as agent or principal in connection with the purchase and sale of equity securities, including the Securities, and may act as a market maker in the Securities. The Portfolio Consultant also issues reports and makes recommendations on the Securities. The Portfolio Consultant's research department may receive compensation based on commissions generated by research and/or sales of Units.

   Neither the Portfolio Consultant nor the Sponsor manage the Portfolios. You should note that the Portfolio Consultant or Sponsor applied the selection criteria to the Securities for inclusion in the Portfolios as of the applicable selection time. After this time, the Securities may no longer meet the selection criteria. Should a Security no longer meet the selection criteria, we will generally not remove the Security from its Portfolio. In offering the Units to the public, neither the Sponsor nor any broker-dealers are recommending any of the individual Securities but rather the entire pool of Securities in a Portfolio, taken as a whole, which are represented by the Units.

RISK FACTORS
--------------------------------------------------------------------------------

   All investments involve risk. This section describes the main risks that can impact the value of the securities in your Portfolio. You should understand these risks before you invest. If the value of the securities falls, the value of your Units will also fall. We cannot guarantee that your Portfolio will achieve its objective or that your investment return will be positive over any period.

   MARKET RISK. Market risk is the risk that the value of the securities in your Portfolio will fluctuate. This could cause the value of your Units to fall below your original purchase price. Market value fluctuates in response to various factors. These can include changes in interest rates, inflation, the financial condition of a security's issuer, perceptions of the issuer, or ratings on a security of the issuer. Even though your Portfolio is supervised, you should remember that we do not manage your Portfolio. Your Portfolio will not sell a security solely because the market value falls as is possible in a managed fund. In addition, because some Portfolios hold relatively small number of stocks, you may encounter greater market risk than in a more diversified investment.

   DIVIDEND PAYMENT RISK. Dividend payment risk is the risk that an issuer of a security is unwilling or unable to pay income on a security. Stocks represent ownership interests in the issuers and are not obligations of the issuers. Common stockholders have a right to receive dividends only after the company has provided for payment of its creditors, bondholders and preferred stockholders. Common stocks do not assure dividend payments. Dividends are paid only when declared by an issuer's board of directors and the amount of any dividend may vary over time.

     STRATEGY CORRELATION. Each Portfolio involves the risk that its performance will not sufficiently correspond with the hypothetical performance of the Portfolio's investment strategy. This can happen for reasons such as:

     o the impracticability of owning each of the strategy stocks with the exact weightings at a given time,

     o strategy performance is based on a calendar year strategy while the Portfolios are created at various times during the year and have 14 or 15 month terms,

     o    a Portfolio may not be fully invested at all times, and

     o    fees and expenses of a Portfolio.

   In addition, the stock selection strategy of a Portfolio may not be successful in identifying stocks that appreciate in value or pay significant dividends. A Portfolio may not achieve its objective if this happens.

   INDUSTRY CONCENTRATIONS. Your Portfolio may invest significantly in certain industries. Any negative impact on the related industry will have a greater impact on the value of Units than on a portfolio diversified over several industries. You should understand the risks of these industries before you invest.

   Consumer Product and Retail Issuers. The EAFE Select 20 Portfolio, Select S&P Industrial Portfolio and Global 45 Dividend Strategy Portfolio invest significantly in companies that manufacture or sell various consumer products. General risks of these companies include the general state of the economy, intense competition and consumer spending trends. A decline in the economy which results in a reduction of consumers' disposable income can negatively impact spending habits. Competitiveness in the retail industry will require large capital outlays for the installation of automated checkout equipment to control inventory, track the sale of items and gauge the success of sales campaigns. Retailers who sell their products over the Internet have the potential to access more consumers, but will require sophisticated technology to remain competitive.

   Financial Services Companies. The Select S&P Core Portfolio invests significantly in banks and other financial services companies. Banks and their holding companies are especially subject to the adverse effects of economic recession; volatile interest rates; portfolio concentrations in geographic markets and in commercial and residential real estate loans; and competition from new entrants in their fields of business. In addition, banks and their holding companies are extensively regulated at both the federal and state level and may be adversely affected by increased regulations.

   Banks will face increased competition from nontraditional lending sources as regulatory changes, such as the recently enacted Gramm-Leach-Bliley financial services overhaul legislation, permit new entrants to offer various financial products. Technological advances such as the Internet allow these nontraditional lending sources to cut overhead and permit the more efficient use of customer data. Banks are already facing tremendous pressure from mutual funds, brokerage firms and other financial service providers in the competition to furnish services that were traditionally offered by banks.

   Companies engaged in investment management and broker-dealer activities are subject to volatility in their earnings and share prices that often exceeds the volatility of the equity market in general. Adverse changes in the direction of the stock market, investor confidence, equity transaction volume, the level and direction of interest rates and the outlook of emerging markets could adversely affect the financial stability, as well as the stock prices, of these companies. Additionally, competitive pressures, including increased competition with new and existing competitors, the ongoing commoditization of traditional businesses and the need for increased capital expenditures on new technology could adversely impact the profit margins of companies in the investment management and brokerage industries. Companies involved in investment management and broker-dealer activities are also subject to extensive regulation by government agencies and self-regulatory organizations, and changes in laws, regulations or rules, or in the interpretation of such laws, regulations and rules could adversely affect the stock prices of such companies.

   Companies involved in the insurance, reinsurance and risk management industry underwrite, sell or distribute property, casualty and business insurance. Many factors affect insurance, reinsurance and risk management company profits, including interest rate movements, the imposition of premium rate caps, a misapprehension of the risks involved in given underwritings, competition and pressure to compete globally, weather catastrophes or other disasters and the effects of client mergers. Already extensively regulated, insurance companies' profits may be adversely affected by increased government regulations or tax law changes.

   Health Care Issuers. The Select S&P Core Portfolio invests significantly in health care companies. These issuers include companies involved in advanced medical devices and instruments, drugs and biotec hnology, managed care, hospital management/health services and medical supplies. These companies face substantial government regulation and approval procedures. Congress and the president have proposed a variety of legislative changes concerning health care issuers from time to time. Government regulation, and any change in regulation, can have a significantly unfavorable effect on the price and availability of products and services.

   Drug and medical products companies also face the risk of increasing competition from new products or services, generic drug sales, termination of patent protection for drug or medical supply products and the risk that a product will never come to market. The research and development costs of bringing a new drug or medical product to market are substantial. This process involves lengthy government review with no guarantee of approval. These companies may have losses and may not offer proposed products for several years, if at all. The failure to gain approval for a new drug or product can have a substantial negative impact on a company and its stock.

   Health care facility operators face risks related to demand for services, the ability of the facility to provide required services, confidence in the facility, management capabilities, competition, efforts by insurers and government agencies to limit rates, expenses, the cost and possible unavailability of malpractice insurance, and termination or restriction of government financial assistance (such as Medicare, Medicaid or similar programs).

    Industrials. The Select S&P Industrial Portfolio invests significantly in industrials companies. General risks of industrials companies include the general state of the economy, intense competition, consolidation, domestic and international politics, excess capacity and consumer spending trends. In addition, capital goods companies may also be significantly affected by overall capital spending levels, economic cycles, technical obsolescence, delays in modernization, limitations on supply of key materials, labor relations, government regulations, government contracts and e-commerce initiatives.

   Industrials companies may also be affected by factors more specific to their individual industries. Industrial machinery manufacturers may be subject to declines in commercial and consumer demand and the need for modernization. Aerospace and defense companies may be influenced by decreased demand for new equipment, aircraft order cancellations, disputes over or ability to obtain or retain government contracts, or changes in government budget priorities, changes in aircraft-leasing contracts and cutbacks in profitable business travel. The number of housing starts, levels of public and non-residential construction including weakening demand for new office and retail space, and overall construction spending may adversely affect construction equipment manufacturers.

   Real Estate Issuers. The EAFE Select 20 Portfolio invests significantly in real estate investment companies. Any negative impact on this industry will have a greater impact on the value of Units than on a portfolio diversified over several industries. You should understand the risks of these companies before you invest. Many factors can have an adverse impact on the performance of a particular company, including its cash available for distribution, the credit quality of a particular company or the real estate industry generally. The success of these companies depends on various factors, including the occupancy and rent levels, appreciation of the underlying property and the ability to raise rents on those properties. Economic recession, overbuilding, tax law changes, higher interest rates or excessive speculation can all negatively impact these companies, their future earnings and share prices.

     Risks associated with the direct ownership of real estate include, among other factors,

     o    general U.S. and global as well as local economic conditions,

     o    decline in real estate values,

     o    the financial health of tenants,

     o    overbuilding and increased competition for tenants,

     o    oversupply of properties for sale,

     o    changing demographics,

     o    changes in interest rates, tax rates and other operating expenses,

     o    changes in government regulations,

     o    faulty construction and the ongoing need for capital improvements,

     o regulatory and judicial requirements, including relating to liability for environmental hazards,

     o    changes in neighborhood values and buyer demand, and

     o the unavailability of construction financing or mortgage loans at rates acceptable to developers.

   Variations in rental income and space availability and vacancy rates in terms of supply and demand are additional factors affecting real estate generally and real estate companies in particular. Properties owned by a company may not be adequately insured against certain losses and may be subject to significant environmental liabilities, including remediation costs.

   You should also be aware that real estate companies may not be diversified and are subject to the risks of financing projects. The real estate industry may be cyclical, and, if your Portfolio acquires Securities at or near the top of the cycle, there is increased risk of a decline in value of the Securities during the life of your Portfolio. The recent increased demand for certain types of real estate may have inflated the value of real estate. This may increase the risk of a substantial decline in the value of such real estate and increase the risk of a decline in the value of the Securities and therefore the value of the Units. These companies are also subject to defaults by borrowers and the market's perception of the industry generally.

   These companies require frequent amounts of new funding, through both borrowing money and issuing stock. Thus, real estate companies historically have frequently issued substantial amounts of new equity shares (or equivalents) to purchase or build new properties. This may have adversely affected market prices. Both existing and new share issuances may have an adverse effect on these prices in the future, especially when real estate companies continue to issue stock when real estate prices are relatively high and stock prices are relatively low.

   Telecommunications Companies. The Select 5 Industrial Portfolio invests significantly in telecommunications companies. These companies are subject to substantial governmental regulation. For example, the United States government and state governments regulate permitted rates of return and the kinds of services that a company may offer. This industry has experienced substantial deregulation in recent years. Deregulation may lead to fierce competition for market share and can have a negative impact on certain companies. Recent federal legislation governing the United States telecommunications industry remains subject to judicial review and additional interpretation, which may adversely affect the companies whose securities are held by your Portfolio. Competitive pressures are intense and telecommunications stocks can experience rapid volatility. Certain telecommunications products may become outdated very rapidly. A company's performance can be hurt if the company fails to keep pace with technological advances.

   Several recent high-profile bankruptcies of large telecommunications companies have illustrated the potentially unstable condition of telecommunications companies. High debt loads that were accumulated during the industry growth spurt of the 1990s are catching up to the industry, causing debt and stock prices to trade at distressed levels for many telecommunications companies and increasing the cost of capital for needed additional investment. At the same time, demand for some telecommunications services has fallen sharply, as several key markets have become oversaturated, some local customers have switched to substitute providers and technologies, and corporate profits and the economy generally remain weak. To meet increasing competition, companies may have to commit substantial capital, particularly in the formulation of new products and services using new technologies. As a result, many companies have been compelled to cut costs by reducing their workforce, outsourcing, consolidating and/or closing existing facilities and divesting low selling product lines. Furthermore, certain companies involved in the industry have also faced scrutiny for alleged accounting irregularities that may have led to the overstatement of their financial results, and other companies in the industry may face similar scrutiny. Due to these and other factors, the risk level of owning the securities of telecommunications companies has increased substantially and may continue to rise.

   Certain smaller companies in the portfolio may involve greater risk than larger, established issuers. Smaller companies may have limited product lines, markets or financial resources. Their securities may trade in lower volumes than larger companies. As a result, the prices of these securities may fluctuate more than the prices of other issuers.

   FOREIGN STOCKS. Because the EAFE Select 20 Portfolio invests exclusively, and the Global 45 Dividend Strategy Portfolio invests significantly, in foreign stocks, these Portfolios involve additional risks that differ from an investment in domestic stocks. These risks include the risk of losses due to future political and economic developments, international trade conditions, foreign withholding taxes and restrictions on foreign investments and exchange of securities. These Portfolios also involve the risk that fluctuations in exchange rates between the U.S. dollar and foreign currencies may negatively affect the value of the stocks. These Portfolios involve the risk that information about the stocks is not publicly available or is inaccurate due to the absence of uniform accounting and financial reporting standards. In addition, some foreign securities markets are less liquid than U.S. markets. This could cause a Portfolio to buy stocks at a higher price or sell stocks at a lower price than would be the case in a highly liquid market. Foreign securities markets are often more volatile and involve higher trading costs than U.S. markets, and foreign companies, securities markets and brokers are also generally not subject to the same level of supervision and regulation as in the U.S.

   The purchase and sale of the foreign securities will generally occur only in foreign securities markets. Certain of the factors stated above may make it impossible to buy or sell them in a timely manner. Custody of certain of the securities in the Portfolios is maintained by a global custody and clearing institution which has entered into a sub-custodian relationship with the Trustee.

   Because securities of foreign issuers not listed on a U.S. securities exchange generally pay dividends and trade in foreign currencies, the U.S. dollar value of these securities and dividends will vary with fluctuations in foreign exchange fates. Most foreign currencies have fluctuated widely in value against the U.S. dollar for various economic and political reasons. To determine the value of foreign securities or their dividends, the Trustee will estimate current exchange rates for the relevant currencies based on activity in the various currency exchange markets. However, these markets can be quite volatile depending on the activity of the large international commercial banks, various central banks, large multi-national corporations, speculators and other buyers and sellers of foreign currencies. Since actual foreign currency transactions may not be instantly reported, the exchange rates estimated by the Trustee may not reflect the amount a Portfolio would receive in U.S. dollars, had the Trustee sold any particular currency in the market.

   LEGISLATION/LITIGATION. From time to time, various legislative initiatives are proposed in the United States and abroad which may have a negative impact on certain of the companies represented in the Portfolios. In addition, litigation regarding any of the issuers of the Securities, such as that concerning Altria Group, Inc., or of the industries represented by these issuers may negatively impact the share prices of these Securities. No one can predict what impact any pending or threatened litigation will have on the share prices of the Securities.

   NO FDIC GUARANTEE. An investment in your Portfolio is not a deposit of any bank and is not insured or guaranteed by the Federal Deposit Insurance Corporation or any other government agency.

PUBLIC OFFERING
--------------------------------------------------------------------------------

   GENERAL. Units are offered at the Public Offering Price which includes the underlying value of the Securities, the initial sales charge, and cash, if any, in the Income and Capital Accounts. The "Fee Table" describes the sales charges in detail. If any deferred sales charge payment date is not a business day, we will charge the payment on the next business day. If you purchase Units after the initial deferred sales charge payment, you will only pay that portion of the payments not yet collected. A portion of the Public Offering Price includes an amount to pay for all or a portion of the costs incurred in establishing your Portfolio. These costs include the cost of preparing documents relating to the Portfolio (such as the prospectus, trust agreement and closing documents), federal and state registration fees, the fee of any Portfolio Consultant, the initial fees and expenses of the Trustee and legal and audit expenses.

   The minimum purchase is 100 Units (25 Units for retirement accounts) but may vary by selling firm. Certain broker-dealers or selling firms may charge an order handling fee for processing Unit purchases.

   REDUCING YOUR SALES CHARGE. The Sponsor offers a variety of ways for you to reduce the sales charge that you pay. It is your financial professional's responsibility to alert the Sponsor of any discount when you purchase Units. Before you purchase Units you must also inform your financial professional of your qualification for any discount or of any combined purchases to be eligible for a reduced sales charge. You may not combine discounts. Since the deferred sales charges and creation and development fee are fixed dollar amounts per Unit, your Portfolio must charge these amounts per Unit regardless of any discounts. However, if you are eligible to receive a discount such that your total sales charge is less than the fixed dollar amounts of the deferred sales charges and creation and development fee, you will receive a credit equal to the difference between your total sales charge and these fixed dollar charges at the time you buy Units.

   Large Quantity Purchases. You can reduce your sales charge by increasing the size of your investment. If you purchase the amount of Units shown in the table below during the initial offering period, the sales charge will be as follows:

       TRANSACTION
         AMOUNT                             SALES CHARGE
     --------------                        --------------
Less than $25,000                               2.95%
$25,000 - $49,999                               2.75
$50,000 - $99,999                               2.50
$100,000 - $249,999                             2.25
$250,000 - $499,999                             2.00
$500,000 - $999,999                             1.50
$1,000,000 or more                              1.00

   Except as described below, these quantity discount levels apply only to purchases of a single Portfolio made by the same person on a single day from a single broker-dealer. We apply these sales charges as a percent of the Public Offering Price per Unit at the time of purchase. We also apply the different purchase levels on a Unit basis using a $10 Unit equivalent. For example, if you purchase between 2,500 and 4,999 Units, your sales charge will be 2.75% of your Public Offering Price per Unit.

   For purposes of achieving these levels you may combine purchases of Units of a Portfolio offered in this prospectus with purchases of units of any other Van Kampen-sponsored unit investment trust in the initial offering period (including other Portfolios offered in this prospectus). In addition, Units purchased in the name of your spouse or children under 21 living in the same household as you will be deemed to be additional purchases by you for the purposes of calculating the applicable quantity discount level. The reduced sales charge levels will also be applicable to a trustee or other fiduciary purchasing Units for your trust estate or fiduciary accounts. To be eligible for aggregation as described in this paragraph, all purchases must be made on the same day through a single broker-dealer or selling agent. You must inform your broker-dealer of any combined purchases before your purchase to be eligible for a reduced sales charge.

   Fee Accounts. The transactional sales charge is waived for purchases by investors who purchase Units through registered investment advisers, certified financial planners and registered broker-dealers who in each case either charge periodic fees for brokerage services, financial planning, investment advisory or asset management services, or provide such services in connection with the establishment of an investment account for which a comprehensive "wrap fee" charge is imposed ("Fee Accounts"). Purchases by these accounts are subject to the creation and development fee that is retained by the Sponsor. Please refer to the section called "Fee Accounts" for additional information on these purchases. The Sponsor reserves the right to limit or deny purchases of Units described in this paragraph by investors or selling firms whose frequent trading activity is determined to be detrimental to a Portfolio.

   Rollovers and Exchanges. During the initial offering period of the Portfolios offered in this prospectus, unitholders of any Van Kampen-sponsored unit investment trusts and unitholders of unaffiliated unit investment trusts may utilize their redemption or termination proceeds from such a trust to purchase Units of the Portfolios offered in this prospectus at the Public Offering Price per Unit less 1.00%.

   Employees. Employees, officers and directors (including their spouses and children under 21 living in the same household, and trustees, custodians or fiduciaries for the benefit of such persons) of Van Kampen Funds Inc. and its affiliates, and dealers and their affiliates may purchase Units at the Public Offering Price less the applicable dealer concession.

   Distribution Reinvestments. We do not charge any sales charge when you reinvest distributions from your Portfolio into additional Units of your Portfolio. Since the deferred sales charges and creation and development fee are fixed dollar amounts per Unit, your Portfolio must charge these amounts per Unit regardless of this discount. If you elect to reinvestment distributions, the Sponsor will credit you with additional Units with a dollar value sufficient to cover the amount of any remaining deferred sales charge and creation and development fee that will be collected on such Units at the time of reinvestment. The dollar value of these Units will fluctuate over time.

   UNIT PRICE. The Public Offering Price of Units will vary from the amounts stated under "Summary of Essential Financial Information" in accordance with fluctuations in the prices of the underlying Securities in the Portfolios. The initial price of the Securities was determined by the Trustee. The Trustee will generally determine the value of the Securities as of the Evaluation Time on each business day and will adjust the Public Offering Price of Units accordingly. This Public Offering Price will be effective for all orders received prior to the Evaluation Time on each business day. The Evaluation Time is the close of the New York Stock Exchange on each business day. Orders received by the Trustee or Sponsor for purchases, sales or redemptions after that time, or on a day which is not a business day, will be held until the next determination of price. The term "business day", as used herein and under "Rights of Unitholders--Redemption of Units", excludes Saturdays, Sundays and holidays observed by the New York Stock Exchange.

   The value of portfolio securities is based on the securities' market price when available. When a market price is not readily available, including circumstances under which the Trustee determines that a security's market price is not accurate, a portfolio security is valued at its fair value, as determined under procedures established by the Trustee or an independent pricing service used by the Trustee. In these cases, a Portfolio's net asset value will reflect certain portfolio securities' fair value rather than their market price. With respect to securities that are primarily listed on foreign exchanges, the value of the portfolio securities may change on days when you will not be able to purchase or sell Units. The value of any foreign securities is based on the applicable currency exchange rate as of the Evaluation Time. The Sponsor will provide price dissemination and oversight services to the Portfolios.

   UNIT DISTRIBUTION. Units will be distributed to the public by the Sponsor, broker-dealers and others at the Public Offering Price. Units repurchased in the secondary market, if any, may be offered by this prospectus at the secondary market Public Offering Price in the manner described above.

   The Sponsor intends to qualify Units for sale in a number of states. Brokers, dealers and others will be allowed a regular concession or agency commission in connection with the distribution of Units during the initial offering period as described in the following table:

       TRANSACTION
         AMOUNT*                             CONCESSION
     --------------                         ------------
Less than $25,000                              2.25%
$25,000 - $49,999                              2.10
$50,000 - $99,999                              1.85
$100,000 - $249,999                            1.60
$250,000 - $499,999                            1.40
$500,000 - $999,999                            1.00
$1,000,000 or more                             0.65

---------------
 *The breakpoint concessions or agency commissions are also applied on a Unit basis using a breakpoint equivalent of $10 per Unit and are applied on whichever basis is more favorable to the distributor.

   For transactions involving unitholders of other unit investment trusts who use their redemption or termination proceeds to purchase Units of the Portfolios, the regular concession or agency commission will amount to 1.20% per Unit.

   In addition to the regular concession or agency commission set forth in the table above, all broker-dealers and other selling firms will be eligible to receive additional compensation based on total initial offering period sales of all Van Kampen unit investment trusts during a Quarterly Period as set forth in the following table:

 INITIAL OFFERING PERIOD                       VOLUME
SALES DURING QUARTERLY PERIOD                CONCESSION
------------------------------              ------------
$2 million but less than $5 million            0.025%
$5 million but less than $10 million           0.050
$10 million but less than $50 million          0.075
$50 million or more                            0.100

   "Quarterly Period" means the following periods: December - February; March - May; June - August; and September - November. Broker-dealers and other selling firms will not receive these additional volume concessions on the sale of Units which are not subject to the transactional sales charge, however, such sales will be included in determining whether a firm has met the sales level breakpoints set forth in the table above. Secondary market sales of all unit investment trusts are excluded for purposes of these volume concessions. The Sponsor will pay these amounts out of its own assets within a reasonable time following each Quarterly Period.

   In addition to the regular concession and additional volume concessions set forth in the tables above, Preferred Distributors will receive a reallowance of 0.10% of the Public Offering Price per Unit of all Units sold during a Quarterly Period. This additional compensation will be paid to Preferred Distributors as an additional broker-dealer concession at the time Units are purchased. The "Preferred Distributors" include (1) the following firms and their affiliates:
A.G. Edwards & Sons, Inc., Citigroup Global Markets Inc., Edward D. Jones & Co., L.P., Morgan Stanley DW Inc., UBS Financial Services Inc. and Wachovia Securities LLC and (2) any selling firm that has achieved aggregate sales of Van Kampen unit investment trusts of either $30 million in the three-month period preceding the related Quarterly Period or $100 million in the twelve-month period preceding the related Quarterly Period. Preferred Distributors will not receive this additional compensation on the sale of Units which are not subject to the transactional sales charge, however, such sales will be included in determining whether a firm has met the sales levels described in the preceding sentence for purposes of qualifying as a Preferred Distributor. Secondary market sales of Units are excluded for purposes of this Preferred Distributor compensation.

   Except as provided in this section, any sales charge discount provided to investors will be borne by the selling broker-dealer or agent. For all secondary market transactions the total concession or agency commission will amount to 80% of the sales charge. Notwithstanding anything to the contrary herein, in no case shall the total of any concessions, agency commissions and any additional compensation allowed or paid to any broker, dealer or other distributor of Units with respect to any individual transaction exceed the total sales charge applicable to such transaction. The Sponsor reserves the right to reject, in whole or in part, any order for the purchase of Units and to change the amount of the concession or agency commission to dealers and others from time to time.

   Broker-dealers of the Portfolios, banks and/or others may be eligible to participate in a program in which such firms receive from the Sponsor a nominal award for each of their representatives who have sold a minimum number of units of unit investment trusts created by the Sponsor during a specified time period. In addition, at various times the Sponsor may implement other programs under which the sales forces of brokers, dealers, banks and/or others may be eligible to win other nominal awards for certain sales efforts, or under which the Sponsor will reallow to such brokers, dealers, banks and/or others that sponsor sales contests or recognition programs conforming to criteria established by the Sponsor, or participate in sales programs sponsored by the Sponsor, an amount not exceeding the total applicable sales charges on the sales generated by such persons at the public offering price during such programs. Also, the Sponsor in its discretion may from time to time pursuant to objective criteria established by the Sponsor pay fees to qualifying entities for certain services or activities which are primarily intended to result in sales of Units. Such payments are made by the Sponsor out of its own assets, and not out of the assets of any Portfolio. These programs will not change the price Unitholders pay for their Units or the amount that a Portfolio will receive from the Units sold.

   SPONSOR COMPENSATION. The Sponsor will receive a gross sales commission equal to the total sales charge applicable to each transaction. Except as provided under "Unit Distribution" above, any sales charge discount provided to investors will be borne by the selling broker-dealer or agent. In addition, the Sponsor will realize a profit or loss as a result of the difference between the price paid for the Securities by the Sponsor and the cost of the Securities to each Portfolio on the Initial Date of Deposit as well as on subsequent deposits. See "Notes to Portfolios". The Sponsor has not participated as sole underwriter or as manager or as a member of the underwriting syndicates or as an agent in a private placement for any of the Securities. The Sponsor may realize profit or loss as a result of the possible fluctuations in the market value of the Securities, since all proceeds received from purchasers of Units are retained by the Sponsor. In maintaining a secondary market, the Sponsor will realize profits or losses in the amount of any difference between the price at which Units are purchased and the price at which Units are resold (which price includes the applicable sales charge) or from a redemption of repurchased Units at a price above or below the purchase price. Cash, if any, made available to the Sponsor prior to the date of settlement for the purchase of Units may be used in the Sponsor's business and may be deemed to be a benefit to the Sponsor, subject to the limitations of the Securities Exchange Act of 1934.

   The Sponsor or an affiliate may have participated in a public offering of one or more of the Securities. The Sponsor, an affiliate or their employees may have a long or short position in these Securities or related securities. An affiliate may act as a specialist or market maker for these Securities. An officer, director or employee of the Sponsor or an affiliate may be an officer or director for issuers of the Securities.

   Purchases and sales of Securities by your Portfolio may impact the value of the Securities. This may especially be the case during the initial offering of Units, upon Portfolio termination and in the course of satisfying large Unit redemptions. Any publication of a list of Securities, or a list of anticipated Securities, to be included in a Portfolio may also cause increased buying activity in certain Securities. Once this information becomes public, investors may purchase individual Securities appearing in such a publication and may do so during or prior to the initial offering of Units. It is possible that these investors could include investment advisory and brokerage firms of the Sponsor or its affiliates or firms that are distributing Units. This activity may cause your Portfolio to purchase stocks at a higher price than those buyers who effect purchases prior to purchases by your Portfolio.

   MARKET FOR UNITS. Although it is not obligated to do so, the Sponsor currently intends to maintain a market for Units and to purchase Units at the secondary market repurchase price (which is described under "Right of Unitholders--Redemption of Units"). The Sponsor may discontinue purchases of Units or discontinue purchases at this price at any time. In the event that a secondary market is not maintained, a Unitholder will be able to dispose of Units by tendering them to the Trustee for redemption at the Redemption Price. See "Rights of Unitholders--Redemption of Units". Unitholders should contact their broker to determine the best price for Units in the secondary market. Units sold prior to the time the entire deferred sales charge has been collected will be assessed the amount of any remaining deferred sales charge at the time of sale. The Trustee will notify the Sponsor of any Units tendered for redemption. If the Sponsor's bid in the secondary market equals or exceeds the Redemption Price per Unit, it may purchase the Units not later than the day on which Units would have been redeemed by the Trustee. The Sponsor may sell repurchased Units at the secondary market Public Offering Price per Unit.

RETIREMENT ACCOUNTS
--------------------------------------------------------------------------------

   Units are available for purchase in connection with certain types of tax-sheltered retirement plans, including Individual Retirement Accounts for individuals, Simplified Employee Pension Plans for employees, qualified plans for self-employed individuals, and qualified corporate pension and profit sharing plans for employees. The minimum purchase for these accounts is reduced to 25 Units but may vary by selling firm. The purchase of Units may be limited by the plans' provisions and does not itself establish such plans.

FEE ACCOUNTS
--------------------------------------------------------------------------------

   Units may be available for purchase by investors who purchase Units through registered investment advisers, certified financial planners and registered broker-dealers who in each case either charge periodic fees for brokerage services, financial planning, investment advisory or asset management service, or provide such services in connection with the establishment of an investment account for which a comprehensive "wrap fee" charge is imposed. You should consult your financial professional to determine whether you can benefit from these accounts. These purchases are not subject to the transactional sales charge but will be subject to the creation and development fee that is retained by the Sponsor, Van Kampen Funds Inc. For example, this table illustrates the sales charge you will pay as a percentage of the initial Public Offering Price per Unit.

   Initial sales charge                       0.00%
   Deferred sales charge                      0.00
                                            ------
         Transactional sales charge           0.00%
                                            ======
   Creation and development fee               0.60%
                                            ------
         Total                                0.60%
                                            ======

   You should consult the "Public Offering--General" section for specific information on this and other sales charge discounts. That section governs the calculation of all sales charge discounts. The Sponsor reserves the right to limit or deny purchases of Units in Fee Accounts by investors or selling firms whose frequent trading activity is determined to be detrimental to a Portfolio.

RIGHTS OF UNITHOLDERS
--------------------------------------------------------------------------------

   DISTRIBUTIONS. Dividends, net of expenses, and any net proceeds from the sale of Securities received by a Portfolio will generally be distributed to Unitholders on each Distribution Date to Unitholders of record on the preceding Record Date. These dates appear under "Summary of Essential Financial Information". Unitholders will also receive a final distribution of dividends when their Portfolio terminates. A person becomes a Unitholder of record on the date of settlement (generally three business days after Units are ordered). Unitholders may elect to receive distributions in cash or to have distributions reinvested into additional Units. Distributions may also be reinvested into Van Kampen mutual funds. See "Rights of Unitholders--Reinvestment Option".

   Dividends received by a Portfolio are credited to the Income Account of the Portfolio. Other receipts (e.g., capital gains, proceeds from the sale of Securities, etc.) are credited to the Capital Account. Proceeds received on the sale of any Securities, to the extent not used to meet redemptions of Units or pay deferred sales charges, fees or expenses, will be distributed to Unitholders. Proceeds received from the disposition of any Securities after a Record Date and prior to the following Distribution Date will be held in the Capital Account and not distributed until the next Distribution Date. Any distribution to Unitholders consists of each Unitholder's pro rata share of the available cash in the Income and Capital Accounts as of the related Record Date.

   REINVESTMENT OPTION. Unitholders may have distributions automatically reinvested in additional Units under the Automatic Reinvestment Option (ARO) without a sales charge (to the extent Units may be lawfully offered for sale in the state in which the Unitholder resides) through two options. Brokers and dealers can use the Dividend Reinvestment Service through Depository Trust Company or purchase the ARO CUSIP, if available. To participate in this reinvestment option, a Unitholder must file with the Trustee a written notice of election, together with any certificate representing Units and other documentation that the Trustee may then require, at least five days prior to the related Record Date. A Unitholder's election will apply to all Units owned by the Unitholder and will remain in effect until changed by the Unitholder. If Units are unavailable for reinvestment, distributions will be paid in cash.

   In addition, under the Planned Reinvestment Option (PRO) Unitholders may elect to have distributions automatically reinvested in certain Van Kampen mutual funds (the "Reinvestment Funds"). Each Reinvestment Fund has investment objectives which differ from those of the Portfolios. The prospectus relating to each Reinvestment Fund describes its investment policies and how to begin reinvestment. A Unitholder may obtain a prospectus for the Reinvestment Funds from the Sponsor. Purchases of shares of a Reinvestment Fund will be made at a net asset value computed on the Distribution Date. Unitholders with an existing PRO account (whereby a sales charge is imposed on distribution reinvestments) may transfer their existing account into a new account which allows purchases of Reinvestment Fund shares at net asset value.

   A participant may elect to terminate his or her reinvestment plan and receive future distributions in cash by notifying the Trustee in writing no later than five days before a Distribution Date. The Sponsor, each Reinvestment Fund, and its investment adviser shall have the right to suspend or terminate these reinvestment plans at any time.

   REDEMPTION OF UNITS. A Unitholder may redeem all or a portion of his Units by tender to the Trustee at its Unit Investment Trust Division, 101 Barclay Street, 20th Floor, New York, New York 10286. Certificates must be tendered to the Trustee, duly endorsed or accompanied by proper instruments of transfer with signature guaranteed (or by providing satisfactory indemnity in connection with lost, stolen or destroyed certificates) and by payment of applicable governmental charges, if any. On the seventh day following the tender, the Unitholder will be entitled to receive in cash an amount for each Unit equal to the Redemption Price per Unit next computed on the date of tender. The "date of tender" is deemed to be the date on which Units are received by the Trustee, except that with respect to Units received by the Trustee after the Evaluation Time or on a day which is not a Portfolio business day, the date of tender is deemed to be the next business day. Certain broker-dealers or selling firms may charge an order handling fee for processing redemption requests. Units redeemed directly through the Trustee are not subject to such fees.

   Unitholders tendering 25,000 or more Units of the Select 5 Industrial, Select S&P Industrial or Select S&P Core Portfolios (or such higher amount as may be required by your broker-dealer or selling agent) for redemption may request an in kind distribution of Securities equal to the Redemption Price per Unit on the date of tender. The EAFE Select 20 and Global 45 Dividend Strategy Portfolios generally do not offer in kind distributions. Unitholders may not request an in kind distribution of Securities during the five business days prior to a Portfolio's termination. The Portfolios generally do not offer in kind distributions of portfolio securities that are held in foreign markets. An in kind distribution will be made by the Trustee through the distribution of each of the Securities in book-entry form to the account of the Unitholder's broker-dealer at Depository Trust Company. Amounts representing fractional shares will be distributed in cash. The Trustee may adjust the number of shares of any Security included in a Unitholder's in kind distribution to facilitate the distribution of whole shares.

   The Trustee may sell Securities to satisfy Unit redemptions. To the extent that Securities are redeemed in kind or sold, the size of a Portfolio will be, and the diversity of a Portfolio may be, reduced. Sales may be required at a time when Securities would not otherwise be sold and may result in lower prices than might otherwise be realized. The price received upon redemption may be more or less than the amount paid by the Unitholder depending on the value of the Securities at the time of redemption. Special federal income tax consequences will result if a Unitholder requests an in kind distribution. See "Taxation".

   The Redemption Price per Unit and the secondary market repurchase price per Unit are equal to the pro rata share of each Unit in each Portfolio determined on the basis of (i) the cash on hand in the Portfolio, (ii) the value of the Securities in the Portfolio and (iii) dividends receivable on the Securities in the Portfolio trading ex-dividend as of the date of computation, less (a) amounts representing taxes or other governmental charges payable out of the Portfolio, (b) the accrued expenses of the Portfolio and (c) any unpaid deferred sales charge payments. During the initial offering period, the redemption price and the secondary market repurchase price will include estimated organizational and offering costs. For these purposes, the Trustee will determine the value of the Securities as described under "Public Offering--Unit Price".

   The right of redemption may be suspended and payment postponed for any period during which the New York Stock Exchange is closed, other than for customary weekend and holiday closings, or any period during which the SEC determines that trading on that Exchange is restricted or an emergency exists, as a result of which disposal or evaluation of the Securities is not reasonably practicable, or for other periods as the SEC may permit.

   EXCHANGE OPTION. When you redeem Units of your Portfolio or when your Portfolio terminates, you may be able to exchange your Units for units of other Van Kampen unit trusts at a reduced sales charge. You should contact your financial professional for more information about trusts currently available for exchanges. Before you exchange Units, you should read the prospectus of the new trust carefully and understand the risks and fees. You should then discuss this option with your financial professional to determine whether your investment goals have changed, whether current trusts suit you and to discuss tax consequences. You should also contact your financial professional to determine if you may benefit from a tax-advantaged exchange discussed in the next section. We may discontinue this option at any time.

   IN-KIND EXCHANGES. You may be able to benefit from certain tax advantages by purchasing Units of a Portfolio through an exchange of securities and cash for Units of a Portfolio rather than purchasing Units in a full cash transaction. This option does not apply to the EAFE Select 20 Portfolio and Global 45 Dividend Strategy Portfolio. In addition, you may be able to benefit from these tax advantages by purchasing units of a subsequent Van Kampen trust using redemption proceeds from one of the current Portfolios in a "Rollover" described in the next section. Please contact your financial professional to determine whether you are eligible to purchase Units in this manner.

   Current Van Kampen Unit Trusts Investors. If you are a unitholder of an existing Van Kampen unit trust, you may be able to purchase Units of a Portfolio pursuant to the "exchange option" described in the preceding section by electing an in-kind distribution of portfolio securities from your existing Van Kampen trust and electing an in-kind deposit of Securities and, if necessary, cash with the Trustee of a current Portfolio as described in this paragraph. You or your financial professional must elect to have The Bank of New York act as agent (the "Distribution Agent") on your behalf in connection with the in-kind redemption of portfolio securities (and any cash representing fractional shares of securities) from your existing Van Kampen trust and the purchase of Units of a current Portfolio. No minimum number of Units is required to make an election for an in-kind exchange.

   The Distribution Agent will receive the portfolio securities on your behalf in connection with the in-kind redemption distribution from your existing trust pursuant to your instruction. It is anticipated that some or all of these securities received from your existing Van Kampen trust will also be included in the current Portfolio (the "Duplicate Securities"). The Distribution Agent will sell the securities that are not Duplicate Securities on your behalf and will use the cash proceeds of each sale along with the Duplicate Securities to acquire the required number of Units of the current Portfolio. If additional cash is necessary to purchase the number of Units you request, you will pay that cash to the Distribution Agent. The Distribution Agent will assemble and deposit the package of securities and cash needed to create and purchase the required number of Units of the Portfolio on your behalf. This will be accomplished through an in-kind deposit of the Duplicate Securities and any cash into the Portfolio in exchange for Units of the Portfolio. You will receive any excess cash not used to purchase Units of the Portfolio. If you acquire Units of the Portfolio offered in this prospectus pursuant to an in-kind deposit from a Van Kampen-sponsored unit investment trust, you will be eligible for a reduced sales charge. See "Public Offering--General".

   The Sponsor also currently intends to offer this in-kind redemption and in-kind deposit option in connection with purchases of units in subsequent Van Kampen unit trusts through an in-kind exchange from a Portfolio in a Rollover described in the next section. The Sponsor reserves the right to discontinue this option at any time.

   Other Investors. If you are not a unitholder of an existing Van Kampen unit trust, you may be able to purchase Units of a Portfolio by electing an in-kind deposit of Securities with the Distribution Agent. These investors must previously own and transfer shares of all Securities necessary to create the required number of Units of a Portfolio to the Distribution Agent to be used in an in-kind deposit and purchase of Units as described above. If you acquire Units of a Portfolio offered in this prospectus pursuant to the in-kind deposit described above and you are purchasing Units of the Portfolio with redemption or termination proceeds received from an unaffiliated unit investment trust, you may be eligible for a reduced sales charge. See "Public Offering--General".

     SPECIAL REDEMPTION AND ROLLOVER. We currently intend to offer a subsequent series of each Portfolio for a Rollover when the Portfolios terminate.

   On the Mandatory Termination Date you will have the option to (1) participate in a Rollover and have your Units reinvested into a subsequent trust series either through a cash rollover as described in this section or through an in-kind exchange described in the preceding section, (2) receive an in-kind distribution of Securities or (3) receive a cash distribution.

   If you elect to participate in a cash Rollover, your Units will be redeemed on the Mandatory Termination Date. As the redemption proceeds become available, the proceeds (including dividends) will be invested in a new trust series at the public offering price for the new trust. The Trustee will attempt to sell Securities to satisfy the redemption as quickly as practicable on the Mandatory Termination Date. We do not anticipate that the sale period will be longer than one day, however, certain factors could affect the ability to sell the Securities and could impact the length of the sale period. The liquidity of any Security depends on the daily trading volume of the Security and the amount available for redemption and reinvestment on any day.

   We intend to make subsequent trust series available for sale at various times during the year. Of course, we cannot guarantee that a subsequent trust or sufficient units will be available or that any subsequent trusts will offer the same investment strategies or objectives as the current Portfolios. We cannot guarantee that a Rollover will avoid any negative market price consequences resulting from trading large volumes of securities. Market price trends may make it advantageous to sell or buy securities more quickly or more slowly than permitted by the Portfolio procedures. We may, in our sole discretion, modify a Rollover or stop creating units of a trust at any time regardless of whether all proceeds of Unitholders have been reinvested in a Rollover. If we decide not to offer a subsequent series, Unitholders will be notified prior to the Mandatory Termination Date. Cash which has not been reinvested in a Rollover will be distributed to Unitholders shortly after the Mandatory Termination Date. Rollover participants may receive taxable dividends or realize taxable capital gains which are reinvested in connection with a Rollover but may not be entitled to a deduction for capital losses due to the "wash sale" tax rules. Due to the reinvestment in a subsequent trust, no cash will be distributed to pay any taxes. See "Taxation".

   UNITS. Ownership of Units is evidenced in book-entry form unless a Unitholder makes a written request to the Trustee that ownership be in certificate form. Units are transferable by making a written request to the Trustee and, in the case of Units in certificate form, by presentation of the certificate to the Trustee properly endorsed or accompanied by a written instrument or instruments of transfer. A Unitholder must sign the written request, and certificate or transfer instrument, exactly as his name appears on the records of the Trustee and on the face of any certificate with the signature guaranteed by a participant in the Securities Transfer Agents Medallion Program ("STAMP") or a signature guarantee program accepted by the Trustee. In certain instances the Trustee may require additional documents such as, but not limited to, trust instruments, certificates of death, appointments as executor or administrator or certificates of corporate authority. Fractional certificates will not be issued. The Trustee may require a Unitholder to pay a reasonable fee for each certificate reissued or transferred and to pay any governmental charge that may be imposed in connection with each transfer or interchange. Destroyed, stolen, mutilated or lost certificates will be replaced upon delivery to the Trustee of satisfactory indemnity, evidence of ownership and payment of expenses incurred. Mutilated certificates must be surrendered to the Trustee for replacement.

   REPORTS PROVIDED. Unitholders will receive a statement of dividends and other amounts received by a Portfolio for each distribution. Within a reasonable time after the end of each year, each person who was a Unitholder during that year will receive a statement describing dividends and capital received, actual Portfolio distributions, Portfolio expenses, a list of the Securities and other Portfolio information. Unitholders may obtain evaluations of the Securities upon request to the Trustee. If you have questions regarding your account or your Portfolio, please contact your financial advisor or the Trustee. The Sponsor does not have access to individual account information.

PORTFOLIO ADMINISTRATION
--------------------------------------------------------------------------------

   PORTFOLIO ADMINISTRATION. The Portfolios are not managed funds and, except as provided in the Trust Agreement, Securities generally will not be sold or replaced. The Sponsor may, however, direct that Securities be sold in certain limited circumstances to protect the Portfolio based on advice from the Supervisor. These situations may include events such as the issuer having defaulted on payment of any of its outstanding obligations or the price of a Security has declined to such an extent or other credit factors exist so that in the opinion of the Supervisor retention of the Security would be detrimental to the Portfolio. If a public tender offer has been made for a Security or a merger or acquisition has been announced affecting a Security, the Trustee may either sell the Security or accept a tender offer for cash if the Supervisor determines that the sale or tender is in the best interest of Unitholders. The Trustee will distribute any cash proceeds to Unitholders. In addition, the Trustee may sell Securities to redeem Units or pay Portfolio expenses or deferred sales charges. The Trustee must reject any offer for securities or property other than cash in exchange for the Securities. If securities or property are nonetheless acquired by a Portfolio, the Sponsor may direct the Trustee to sell the securities or property and distribute the proceeds to Unitholders or to accept the securities or property for deposit in the Portfolio. Should any contract for the purchase of any of the Securities fail, the Sponsor will (unless substantially all of the moneys held in the Portfolio to cover the purchase are reinvested in substitute Securities in accordance with the Trust Agreement) refund the cash and sales charge attributable to the failed contract to all Unitholders on or before the next Distribution Date.

   When your Portfolio sells Securities, the composition and diversity of the Securities in the Portfolio may be altered. In order to obtain the best price for a Portfolio, it may be necessary for the Supervisor to specify minimum amounts (generally 100 shares) in which blocks of Securities are to be sold. In effecting purchases and sales of portfolio securities, the Sponsor may direct that orders be placed with and brokerage commissions be paid to brokers, including brokers which may be affiliated with the Portfolios, the Sponsor or dealers participating in the offering of Units. In addition, in selecting among firms to handle a particular transaction, the Sponsor may take into account whether the firm has sold or is selling units of unit investment trusts which it sponsors.

   Pursuant to an exemptive order, each terminating Portfolio is permitted to sell Securities to a new trust series if those Securities meet the investment strategy of the new trust. The exemption enables each Portfolio to eliminate commission costs on these transactions. The price for those securities will be the closing sale price on the sale date on the exchange where the Securities are principally traded, as certified by the Sponsor.

   AMENDMENT OF THE TRUST AGREEMENT. The Trustee and the Sponsor may amend the Trust Agreement without the consent of Unitholders to correct any provision which may be defective or to make other provisions that will not adversely affect Unitholders (as determined in good faith by the Sponsor and the Trustee). The Trust Agreement may not be amended to increase the number of Units or permit acquisition of securities in addition to or substitution for the Securities (except as provided in the Trust Agreement). The Trustee will notify Unitholders of any amendment.

   TERMINATION. Each Portfolio will terminate on the Mandatory Termination Date or upon the sale or other disposition of the last Security held in the Portfolio. A Portfolio may be terminated at any time with consent of Unitholders representing two-thirds of the outstanding Units or by the Trustee when the value of the Portfolio is less than $500,000 ($3,000,000 if the value of the Portfolio has exceeded $15,000,000) (the "Minimum Termination Value"). Unitholders will be notified of any termination. The Trustee may begin to sell Securities in connection with a Portfolio termination nine business days before, and no later than, the Mandatory Termination Date. Approximately thirty days before this date, the Trustee will notify Unitholders of the termination and provide a form enabling qualified Unitholders to elect an in kind distribution of Securities. See "Rights of Unitholders--Redemption of Units". This form must be returned at least five business days prior to the Mandatory Termination Date. Unitholders will receive a final cash distribution within a reasonable time after the Mandatory Termination Date (unless the Unitholder has elected an in kind distribution or is a participant in the Rollover). All distributions will be net of Portfolio expenses and costs. Unitholders will receive a final distribution statement following termination. The Information Supplement contains further information regarding termination of the Portfolios. See "Additional Information".

   LIMITATIONS ON LIABILITIES. The Sponsor, Supervisor and Trustee are under no liability for taking any action or for refraining from taking any action in good faith pursuant to the Trust Agreement, or for errors in judgment, but shall be liable only for their own willful misfeasance, bad faith or gross negligence (negligence in the case of the Trustee) in the performance of their duties or by reason of their reckless disregard of their obligations and duties hereunder. The Trustee is not liable for depreciation or loss incurred by reason of the sale by the Trustee of any of the Securities. In the event of the failure of the Sponsor to act under the Trust Agreement, the Trustee may act thereunder and is not be liable for any action taken by it in good faith under the Trust Agreement. The Trustee is not liable for any taxes or other governmental charges imposed on the Securities, on it as Trustee under the Trust Agreement or on a Portfolio which the Trustee may be required to pay under any present or future law of the United States of America or of any other taxing authority having jurisdiction. In addition, the Trust Agreement contains other customary provisions limiting the liability of the Trustee. The Sponsor and Supervisor may rely on any evaluation furnished by the Trustee and have no responsibility for the accuracy thereof. Determinations by the Trustee shall be made in good faith upon the basis of the best information available to it.

     SPONSOR. Van Kampen Funds Inc. is the Sponsor of the Portfolios. The Sponsor is a wholly owned subsidiary of Van Kampen Investments Inc., which is an indirect wholly owned subsidiary of Morgan Stanley. The Sponsor has its principal offices at 1221 Avenue of the Americas, New York, New York 10020. As of November 30, 2003, the total stockholders' equity of Van Kampen Funds Inc. was $175,086,426 (unaudited). Van Kampen Funds Inc. and your Portfolio have adopted a code of ethics requiring Van Kampen's employees who have access to information on Portfolio transactions to report personal securities transactions. The purpose of the code is to avoid potential conflicts of interest and to prevent fraud, deception or misconduct with respect to your Portfolio. The Information Supplement contains additional information about the Sponsor.

   If the Sponsor shall fail to perform any of its duties under the Trust Agreement or become incapable of acting or shall become bankrupt or its affairs are taken over by public authorities, then the Trustee may (i) appoint a successor Sponsor at rates of compensation deemed by the Trustee to be reasonable and not exceeding amounts prescribed by the Securities and Exchange Commission, (ii) terminate the Trust Agreement and liquidate the Portfolios as provided therein or (iii) continue to act as Trustee without terminating the Trust Agreement.

   TRUSTEE. The Trustee is The Bank of New York, a trust company organized under the laws of New York. The Bank of New York has its unit investment trust division offices at 101 Barclay Street, New York, New York 10286, (800) 221-7668. If you have questions regarding your account or your Portfolio, please contact the Trustee at its unit investment trust division offices or your financial adviser. The Sponsor does not have access to individual account information. The Bank of New York is subject to supervision and examination by the Superintendent of Banks of the State of New York and the Board of Governors of the Federal Reserve System, and its deposits are insured by the Federal Deposit Insurance Corporation to the extent permitted by law. Additional information regarding the Trustee is set forth in the Information Supplement, including the Trustee's qualifications and duties, its ability to resign, the effect of a merger involving the Trustee and the Sponsor's ability to remove and replace the Trustee. See "Additional Information".

TAXATION
--------------------------------------------------------------------------------

   This section summarizes some of the main U.S. federal income tax consequences of owning Units of the Portfolios. This section is current as of the date of this prospectus. Tax laws and interpretations change frequently, and these summaries do not describe all of the tax consequences to all taxpayers. For example, these summaries generally do not describe your situation if you are a corporation, a non-U.S. person, a broker/dealer, or other investor with special circumstances. In addition, this section does not describe your state or foreign taxes. As with any investment, you should consult your own tax professional about your particular consequences. In addition, the Internal Revenue Service issued new withholding and reporting regulations effective January 1, 2001. Foreign investors should consult their own tax advisors regarding the tax consequences of these regulations.

   PORTFOLIO STATUS. Your Portfolio will not be taxed as a corporation for federal income tax purposes. As a Unit owner, you will be treated as the owner of a pro rata portion of the Securities and other assets held by your Portfolio, and as such you will be considered to have received a pro rata share of income (e.g., dividends and capital gains, if any) from each Security when such income would be considered to be received by you if you directly owned your Portfolio's assets. This is true even if you elect to have your distributions automatically reinvested into additional Units. In addition, the income from your Portfolio which you must take into account for federal income tax purposes is not reduced by amounts used to pay Portfolio expenses (including the deferred sales charge, if any).

   YOUR TAX BASIS AND INCOME OR LOSS UPON DISPOSITION. If your Portfolio disposes of Securities, you will generally recognize gain or loss. If you dispose of your Units or redeem your Units for cash, you will also generally recognize gain or loss. To determine the amount of this gain or loss, you must subtract your tax basis in the related Securities from your share of the total amount received in the transaction. You can generally determine your initial tax basis in each Security or other Portfolio asset by apportioning the cost of your Units, generally including sales charges, among each Security or other Portfolio asset ratably according to their value on the date you purchase your Units. In certain circumstances, however, you may have to adjust your tax basis after you purchase your Units (for example, in the case of certain dividends that exceed a corporation's accumulated earnings and profits).

   Under the recently enacted "Jobs and Growth Tax Relief Reconciliation Act of 2003" (the "Tax Act"), if you are an individual, the maximum marginal federal tax rate for net capital gain is generally 15% (generally 5% for certain taxpayers in the 10% and 15% tax brackets). These new capital gains rates are generally effective for taxable years ending on or after May 6, 2003 and beginning before January 1, 2009. However, special effective date provisions are set forth in the Tax Act. For example, there are special transition rules provided with respect to gain properly taken into account for the portion of the taxable year before May 6, 2003.

   Net capital gain equals net long-term capital gain minus net short-term capital loss for the taxable year. Capital gain or loss is long-term if the holding period for the asset is more than one year and is short-term if the holding period for the asset is one year or less. You must exclude the date you purchase your Units to determine your holding period. The tax rates for capital gains realized from assets held for one year or less are generally the same as for ordinary income. The Internal Revenue Code, however, treats certain capital gains as ordinary income in special situations.

   In addition, it should be noted that certain dividends received by a Portfolio may qualify to be taxed at the same new rates that apply to net capital gain (as discussed above), provided certain holding requirements are satisfied. These special rules relating to the taxation of dividends at capital gains rates generally apply to taxable years beginning after December 31, 2002 and beginning before January 1, 2009.

   DIVIDENDS RECEIVED DEDUCTION. Generally, a domestic corporation owning Units in a Portfolio may be eligible for the dividends received deduction with respect to such Unitholder's pro rata portion of certain types of dividends received by the Portfolio. However, a corporation generally will not be entitled to the dividends received deduction with respect to dividends from most foreign corporations.

   IN-KIND DISTRIBUTIONS. Under certain circumstances, as described in this prospectus, you may request a distribution of Securities when you redeem your Units or at your Portfolio's termination. If you do not elect to acquire units of a subsequent Van Kampen trust using Securities that you receive from the current Portfolio (described below), by electing to receive a distribution of Securities, you will receive whole shares of stock plus, possibly, cash. You will not recognize gain or loss if you only receive Securities in exchange for your pro rata portion of the Securities held by your Portfolio. However, if you also receive cash in exchange for a Portfolio asset or a fractional share of a Security held by your Portfolio, you will generally recognize gain or loss based on the difference between the amount of cash you receive and your tax basis in such Portfolio asset or fractional share.

   CASH DISTRIBUTIONS. If you receive cash when you redeem your Units or at your Portfolio's termination or if you elect to direct that the cash proceeds you are deemed to receive when you redeem your Units or at your Portfolio's termination be invested into a future trust, it is considered a sale for federal income tax purposes, and any gain on the sale will be treated as a capital gain, and any loss will be treated as a capital loss. However, any loss you incur in connection with the receipt or deemed receipt of cash will generally be disallowed, to the extent you acquire units of a subsequent trust and such subsequent trust has substantially identical securities or other assets under the wash sale provisions of the Internal Revenue Code.

   IN-KIND EXCHANGES. As discussed in "Rights of Unitholders--In-Kind Exchanges," you may be able to elect to purchase units of a subsequent Van Kampen trust using Securities that you receive from a current Portfolio in an in-kind distribution. If you make such an election, the trust which you will exchange into will be referred to as the "New Portfolio." The portfolio of securities to be held by the New Portfolio is expected to differ somewhat from the portfolio held by your current Portfolio. Thus, the Distribution Agent will have to adjust your pool of Securities to accomplish the exchange. Securities that are held in your Portfolio at the time of the exchange and that will also be held in the New Portfolio are referred to herein as the "Duplicate Securities." Securities that will be held in the New Portfolio but are not held in your Portfolio at the time of the exchange will be referred to herein as the "New Securities." The following discussion assumes that the New Portfolio will not be taxed as a corporation and that each unit owner will be treated as the owner of a pro rata portion of the assets held by the New Portfolio.

   If you elect an in-kind exchange, your pro rata portion of the Securities held by your Portfolio will be transferred to the Distribution Agent, as your agent, on the date of the exchange. To the extent any Securities held by your Portfolio will not be a part of the portfolio of the New Portfolio, the Distribution Agent will sell such Securities and use the proceeds to purchase, on your behalf, the requisite amount of New Securities. You will have a basis in the New Securities equal to the price paid for such New Securities by the Distribution Agent. The Distribution Agent will then contribute your pro rata portion of Duplicate Securities and the New Securities to the New Portfolio in exchange for units of the New Portfolio.

   For federal income tax purposes, you will not recognize gain or loss on the distribution of your pro rata portion of Duplicate Securities from your Portfolio. Further, you will not recognize gain or loss on the deposit of your pro rata portion of Duplicate Securities to the New Portfolio. You will have the same basis in your portion of Duplicate Securities that you had in such Duplicate Securities prior to the exchange and the holding period of the Duplicate Securities will include the period that you held the Duplicate Securities in your Portfolio prior to the exchange. You will, however, realize gain or loss for federal income tax purposes with respect to your pro rata portion of Securities that are not Duplicate Securities and thus are sold by the Distribution Agent. The amount of gain or loss realized will be equal to the difference between the amount of cash you are considered to have received with respect to such portion of Securities and your tax basis in such Securities. You will generally be required to recognize such gains for federal income tax purposes. However, you will generally not be entitled to a deduction for any losses realized to the extent that you are considered the owner of substantially identical securities under the wash sale provisions of the Internal Revenue Code.

   LIMITATIONS ON THE DEDUCTIBILITY OF PORTFOLIO EXPENSES. Generally, for federal income tax purposes, you must take into account your full pro rata share of your Portfolio's income, even if some of that income is used to pay Portfolio expenses. You may deduct your pro rata share of each expense paid by your Portfolio to the same extent as if you directly paid the expense. You may, however, be required to treat some or all of the expenses of your Portfolio as miscellaneous itemized deductions. Individuals may only deduct certain miscellaneous itemized deductions to the extent they exceed 2% of adjusted gross income.

     FOREIGN, STATE AND LOCAL TAXES. Distributions by your Portfolio that are treated as U.S. source income (e.g., dividends received on Securities of domestic corporations) will generally be subject to U.S. income taxation and withholding in the case of Units held by non-resident alien individuals, foreign corporations or other non-U.S. persons, subject to any applicable treaty. However, distributions by your Portfolio that are derived from certain dividends of Securities of a foreign corporation may not be subject to U.S. income taxation and withholding in the case of Units held by non-resident alien individuals, foreign corporations or other non-U.S. persons.

   Some distributions by your Portfolio may be subject to foreign withholding taxes. Any dividends withheld will nevertheless be treated as income to you. However, because you are deemed to have paid directly your share of foreign taxes that have been paid or accrued by your Portfolio, you may be entitled to a foreign tax credit or deduction for U.S. tax purposes with respect to such taxes.

   Under the existing income tax laws of the State and City of New York, your Portfolio will not be taxed as a corporation, and the income of your Portfolio will be treated as the income of the Unitholders in the same manner as for federal income tax purposes.

PORTFOLIO OPERATING EXPENSES
--------------------------------------------------------------------------------

   GENERAL. The fees and expenses of your Portfolio will generally accrue on a daily basis. The deferred sales charge, fees and expenses are generally paid out of the Capital Account of your Portfolio. It is expected that Securities will be sold to pay these amounts which will result in capital gains or losses to Unitholders. See "Taxation". These sales will reduce future income distributions. The Sponsor's, Supervisor's and Trustee's fees may be increased without approval of the Unitholders by amounts not exceeding proportionate increases under the category "All Services Less Rent of Shelter" in the Consumer Price Index or, if this category is not published, in a comparable category.

   ORGANIZATION COSTS. You and the other Unitholders will bear all or a portion of the organization costs and charges incurred in connection with the establishment of your Portfolio. These costs and charges will include the cost of the preparation, printing and execution of the trust agreement, registration statement and other documents relating to your Portfolio, federal and state registration fees and costs, the fee of any Portfolio Consultant, the initial fees and expenses of the Trustee, and legal and auditing expenses. The Public Offering Price of Units includes the estimated amount of these costs. The Trustee will deduct these expenses from your Portfolio's assets at the end of the initial offering period.

   CREATION AND DEVELOPMENT FEE. The Sponsor will receive a fee from your Portfolio for creating and developing the Portfolio, including determining the Portfolio's objectives, policies, composition and size, selecting service providers and information services and for providing other similar administrative and ministerial functions. The creation and development fee is a charge of $0.06 per Unit. The Trustee will deduct this amount from your Portfolio's assets as of the close of the initial offering period. No portion of this fee is applied to the payment of distribution expenses or as compensation for sales efforts. This fee will not be deducted from proceeds received upon a repurchase, redemption or exchange of Units before the close of the initial public offering period.

   TRUSTEE'S FEE. For its services the Trustee will receive the fee from your Portfolio set forth in the "Fee Table" (which includes the estimated amount of miscellaneous Portfolio expenses). The Trustee benefits to the extent there are funds in the Capital and Income Accounts since these Accounts are non-interest bearing to Unitholders and the amounts earned by the Trustee are retained by the Trustee. Part of the Trustee's compensation for its services to your Portfolio is expected to result from the use of these funds.

   COMPENSATION OF SPONSOR AND SUPERVISOR. The Sponsor and the Supervisor, which is an affiliate of the Sponsor, will receive the annual fee for providing bookkeeping and administrative services and portfolio supervisory services set forth in the "Fee Table". These fees may exceed the actual costs of providing these services to your Portfolio but at no time will the total amount received for these services rendered to all Van Kampen unit investment trusts in any calendar year exceed the aggregate cost of providing these services in that year.

   MISCELLANEOUS EXPENSES. The following additional charges are or may be incurred by your Portfolio: (a) normal expenses (including the cost of mailing reports to Unitholders) incurred in connection with the operation of the Portfolio, (b) fees of the Trustee for extraordinary services, (c) expenses of the Trustee (including legal and auditing expenses) and of counsel designated by the Sponsor, (d) various governmental charges, (e) expenses and costs of any action taken by the Trustee to protect the Portfolio and the rights and interests of Unitholders, (f) indemnification of the Trustee for any loss, liability or expenses incurred in the administration of the Portfolio without negligence, bad faith or wilful misconduct on its part, (g) foreign custodial and transaction fees, (h) costs associated with liquidating the securities held in the Portfolio, (i) any offering costs incurred after the end of the initial offering period and (j) expenditures incurred in contacting Unitholders upon termination of the Portfolio. Each Portfolio may pay the expenses of updating its registration statement each year. The Select 5 Industrial Porfolio and Global 45 Dividend Strategy Portfolio will each pay a license fee to Dow Jones & Company, Inc. for use of certain service marks and other property. The Select S&PIndustrial Portfolio, Select S&P Core Portfolio and Global 45 Dividend Strategy Portfolio will each pay a license fee to Standard & Poor's, a division of The McGraw-Hill Companies, Inc. for use of certain trademarks and other property.

OTHER MATTERS
--------------------------------------------------------------------------------

   LEGAL OPINIONS. The legality of the Units offered hereby has been passed upon by Chapman and Cutler LLP, 111 West Monroe Street, Chicago, Illinois 60603, as counsel for the Sponsor. Winston & Strawn LLP has acted as counsel to the Trustee and as special counsel for New York tax matters.

   INDEPENDENT CERTIFIED PUBLIC ACCOUNTANTS. The statements of condition and the related portfolios included in this prospectus have been audited by Grant Thornton LLP, independent certified public accountants, as set forth in their report in this prospectus, and are included herein in reliance upon the authority of said firm as experts in accounting and auditing.

ADDITIONAL INFORMATION
--------------------------------------------------------------------------------

   This prospectus does not contain all the information set forth in the registration statement filed by the Portfolios with the SEC. The Information Supplement, which has been filed with the SEC and is incorporated herein by reference, includes more detailed information concerning the Securities, investment risks and general information about the Portfolio. Information about your Portfolio (including the Information Supplement) can be reviewed and copied at the SEC's Public Reference Room in Washington, D.C. You may obtain information about the Public Reference Room by calling 1-202-942-8090. Reports and other information about your Portfolio are available on the EDGAR Database on the SEC's Internet site at http://www.sec.gov. Copies of this information may be obtained, after paying a duplication fee, by electronic request at the following e-mail address: publicinfo@sec.gov or by writing the SEC's Public Reference Section, Washington, D.C. 20549-0102.




TABLE OF CONTENTS
--------------------------------------------------------------------------------

          TITLE                                 PAGE
          -----                                 ----
   Summary of Essential Financial Information..     2
   Fee Table...................................     4
   Select 5 Industrial Portfolio...............     7
   EAFE Select 20 Portfolio....................     9
   Select S&P Industrial Portfolio.............    11
   Select S&P Core Portfolio...................    13
   Global 45 Dividend Strategy Portfolio.......    15
   Notes to Hypothetical Performance Tables....    19
   Notes to Portfolios.........................    19
   The Securities..............................    20
   Report of Independent Certified
      Public Accountants.......................    30
   Statements of Condition ....................    31
   The Portfolios..............................   A-1
   Objectives and Securities Selection.........   A-1
   Risk Factors................................   A-4
   Public Offering.............................   A-8
   Retirement Accounts.........................  A-12
   Fee Accounts................................  A-12
   Rights of Unitholders.......................  A-12
   Portfolio Administration....................  A-16
   Taxation....................................  A-18
   Portfolio Operating Expenses................  A-21
   Other Matters...............................  A-22
   Additional Information......................  A-22

--------------
When Units of the Portfolios are no longer available this prospectus may be used as a preliminary prospectus for a future Portfolio. If this prospectus is used for future Portfolios you should note the following:

The information in this prospectus is not complete with respect to future Portfolio series and may be changed. No person may sell Units of future Portfolios until a registration statement is filed with the Securities and Exchange Commission and is effective. This prospectus is not an offer to sell Units and is not soliciting an offer to buy Units in any state where the offer or sale is not permitted.


                                                                       EMSPRO435
                                                                          #36653
                                                                          #36694
                                                                          #36658
                                                                          #36712
                                                                          #37269
                                                                          #37272
                                                                          #36655

                                   PROSPECTUS
--------------------------------------------------------------------------------
                                  APRIL 1, 2004

                                   VAN KAMPEN
                                   INVESTMENTS

                      SELECT 5 INDUSTRIAL PORTFOLIO 2004-2

                         EAFE SELECT 20 PORTFOLIO 2004-2

                     SELECT S&P INDUSTRIAL PORTFOLIO 2004-2

                        SELECT S&P CORE PORTFOLIO 2004-2

                           GLOBAL 45 DIVIDEND STRATEGY
                                PORTFOLIO 2004-2




                              VAN KAMPEN FUNDS INC.



               Please retain this prospectus for future reference



                                   VAN KAMPEN
                                   INVESTMENTS

                             INFORMATION SUPPLEMENT


                       VAN KAMPEN UNIT TRUSTS, SERIES 435


--------------------------------------------------------------------------------

     This Information Supplement provides additional information concerning the risks and operations of the Portfolios which is not described in the prospectus. You should read this Information Supplement in conjunction with the prospectus. This Information Supplement is not a prospectus (but is incorporated into the prospectus by reference). It does not include all of the information that you should consider before investing in a Portfolio. This Information Supplement may not be used to offer or sell Units without the prospectus. You can obtain copies of the prospectus by contacting the Sponsor's unit investment trust division at 1 Parkview Plaza, P.O. Box 5555, Oakbrook Terrace, Illinois 60181-5555 or by contacting your broker. This Information Supplement is dated as of the date of the prospectus. All capitalized terms have been defined in the prospectus.

                                TABLE OF CONTENTS

                                                            PAGE

                           Risk Factors                        2
                           The Indexes                        10
                           Sponsor Information                12
                           Trustee Information                12
                           Portfolio Termination              13

RISK FACTORS

     PRICE VOLATILITY. Because the Portfolios invest in stocks of U.S. and foreign companies, you should understand the risks of investing in stocks before purchasing Units. These risks include the risk that the financial condition of the company or the general condition of the stock market may worsen and the value of the stocks (and therefore Units) will fall. Stocks are especially susceptible to general stock market movements. The value of stocks often rises or falls rapidly and unpredictably as market confidence and perceptions of companies change. These perceptions are based on factors including expectations regarding government economic policies, inflation, interest rates, economic expansion or contraction, political climates and economic or banking crises. The value of Units will fluctuate with the value of the stocks in a Portfolio and may be more or less than the price you originally paid for your Units. As with any investment, we cannot guarantee that the performance of a Portfolio will be positive over any period of time. Because the Portfolios are unmanaged, the Trustee will not sell stocks in response to market fluctuations as is common in managed investments. In addition, because some Portfolios hold a relatively small number of stocks, you may encounter greater market risk than in a more diversified investment.

     DIVIDENDS. Stocks represent ownership interests in a company and are not obligations of the company. Common stockholders have a right to receive payments from the company that is subordinate to the rights of creditors, bondholders or preferred stockholders of the company. This means that common stockholders have a right to receive dividends only if a company's board of directors declares a dividend and the company has provided for payment of all of its creditors, bondholders and preferred stockholders. If a company issues additional debt securities or preferred stock, the owners of these securities will have a claim against the company's assets before common stockholders if the company declares bankruptcy or liquidates its assets even though the common stock was issued first. As a result, the company may be less willing or able to declare or pay dividends on its common stock.

     FOREIGN STOCKS. Because certain Portfolios invest in foreign stocks, these Portfolios involve additional risks that differ from an investment in domestic stocks. Investments in foreign securities may involve a greater degree of risk than those in domestic securities. There is generally less publicly available information about foreign companies in the form of reports and ratings similar to those that are published about issuers in the United States. Also, foreign issuers are generally not subject to uniform accounting, auditing and financial reporting requirements comparable to those applicable to United States issuers. With respect to certain foreign countries, there is the possibility of adverse changes in investment or exchange control regulations, expropriation, nationalization or confiscatory taxation, limitations on the removal of funds or other assets of a Portfolio, political or social instability, or diplomatic developments which could affect United States investments in those countries. Moreover, industrial foreign economies may differ favorably or unfavorably from the United States' economy in terms of growth of gross national product, rate of inflation, capital reinvestment, resource self-sufficiency and balance of payments position. Foreign securities markets are generally not as developed or efficient as those in the United States. While growing in volume, they usually have substantially less volume than the New York Stock Exchange, and securities of some foreign issuers are less liquid and more volatile than securities of comparable United States issuers. Fixed commissions on foreign exchanges are generally higher than negotiated commissions on United States exchanges. There is generally less government supervision and regulation of securities exchanges, brokers and listed issuers than in the United States.

     FOREIGN CURRENCIES. Certain Portfolios also involve the risk that fluctuations in exchange rates between the U.S. dollar and foreign currencies may negatively affect the value of the stocks. For example, if a foreign stock rose 10% in price but the U.S. dollar gained 5% against the related foreign currency, a U.S. investor's return would be reduced to about 5%. This is because the foreign currency would "buy" fewer dollars or, conversely, a dollar would buy more of the foreign currency. Many foreign currencies have fluctuated widely against the U.S. dollar for a variety of reasons such as supply and demand of the currency, investor perceptions of world or country economies, political instability, currency speculation by institutional investors, changes in government policies, buying and selling of currencies by central banks of countries, trade balances and changes in interest rates. A Portfolio's foreign currency transactions will be conducted with foreign exchange dealers acting as principals on a spot (i.e., cash) buying basis. These dealers realize a profit based on the difference between the price at which they buy the currency (bid price) and the price at which they sell the currency (offer price). The Trustee will estimate the currency exchange rates based on current activity in the related currency exchange markets, however, due to the volatility of the markets and other factors, the estimated rates may not be indicative of the rate a Portfolio might obtain had the Trustee sold the currency in the market at that time.

   CONSUMER PRODUCT AND RETAIL ISSUERS. Certain Portfolios may invest significantly in issuers that manufacture or sell consumer products. The profitability of these companies will be affected by various factors including the general state of the economy and consumer spending trends. In the past, there have been major changes in the retail environment due to the declaration of bankruptcy by some of the major corporations involved in the retail industry, particularly the department store segment. The continued viability of the retail industry will depend on the industry's ability to adapt and to compete in changing economic and social conditions, to attract and retain capable management, and to finance expansion. Weakness in the banking or real estate industry, a recessionary economic climate with the consequent slowdown in employment growth, less favorable trends in unemployment or a marked deceleration in real disposable personal income growth could result in significant pressure on both consumer wealth and consumer confidence, adversely affecting consumer spending habits. In addition, competitiveness of the retail industry will require large capital outlays for investment in the installation of automated checkout equipment to control inventory, to track the sale of individual items and to gauge the success of sales campaigns. Increasing employee and retiree benefit costs may also have an adverse effect on the industry. In many sectors of the retail industry, competition may be fierce due to market saturation, converging consumer tastes and other factors. Because of these factors and the recent increase in trade opportunities with other countries, American retailers are now entering global markets which entail added risks such as sudden weakening of foreign economies, difficulty in adapting to local conditions and constraints and added research costs.

    FINANCIAL SERVICES. An investment in Units of the Portfolios should be made with an understanding of the problems and risks inherent in the bank and financial services sector in general.

   Banks and their holding companies are especially subject to the adverse effects of economic recession, volatile interest rates, portfolio concentrations in geographic markets and in commercial and residential real estate loans, and competition from new entrants in their fields of business. Banks are highly dependent on net interest margin. Recently, bank profits have come under pressure as net interest margins have contracted, but volume gains have been strong in both commercial and consumer products. There is no certainty that such conditions will continue. Banks had received significant consumer mortgage fee income as a result of activity in mortgage and refinance markets. As initial home purchasing and refinancing activity subsided as a result of increasing interest rates and other factors, this income diminished. Economic conditions in the real estate markets, which have been weak in the past, can have a substantial effect upon banks because they generally have a portion of their assets invested in loans secured by real estate. Banks and their holding companies are subject to extensive federal regulation and, when such institutions are state-chartered, to state regulation as well. Such regulations impose strict capital requirements and limitations on the nature and extent of business activities that banks may pursue. Furthermore, bank regulators have a wide range of discretion in connection with their supervisory and enforcement authority and may substantially restrict the permissible activities of a particular institution if deemed to pose significant risks to the soundness of such institution or the safety of the federal deposit insurance fund. Regulatory actions, such as increases in the minimum capital requirements applicable to banks and increases in deposit insurance premiums required to be paid by banks and thrifts to the Federal Deposit Insurance Corporation ("FDIC"), can negatively impact earnings and the ability of a company to pay dividends. Neither federal insurance of deposits nor governmental regulations, however, insures the solvency or profitability of banks or their holding companies, or insures against any risk of investment in the securities issued by such institutions.

   The statutory requirements applicable to and regulatory supervision of banks and their holding companies have increased significantly and have undergone substantial change in recent years. To a great extent, these changes are embodied in the Financial Institutions Reform, Recovery and Enforcement Act; enacted in August 1989, the Federal Deposit Insurance Corporation Improvement Act of 1991, and the regulations promulgated under these laws. Many of the regulations promulgated pursuant to these laws have only recently been finalized and their impact on the business, financial condition and prospects of the Securities in the Trust's portfolio cannot be predicted with certainty. The recently enacted Gramm-Leach-Bliley financial-services overhaul legislation will allow banks, securities firms and insurance companies to form one-stop financial conglomerates marketing a wide range of financial service products to investors. This legislation will likely result in increased merger activity and heightened competition among existing and new participants in the field. Legislation to liberalize interstate banking has recently been signed into law. Under the legislation, banks will be able to purchase or establish subsidiary banks in any state, one year after the legislation's enactment. Since mid-1997, banks have been allowed to turn existing banks into branches. Consolidation is likely to continue. The Securities and Exchange Commission and the Financial Accounting Standards Board require the expanded use of market value accounting by banks and have imposed rules requiring market accounting for investment securities held in trading accounts or available for sale. Adoption of additional such rules may result in increased volatility in the reported health of the industry, and mandated regulatory intervention to correct such problems. Additional legislative and regulatory changes may be forthcoming. For example, the bank regulatory authorities have proposed substantial changes to the Community Reinvestment Act and fair lending laws, rules and regulations, and there can be no certainty as to the effect, if any, that such changes would have on the Securities in the Trust's portfolio. In addition, from time to time the deposit insurance system is reviewed by Congress and federal regulators, and proposed reforms of that system could, among other things, further restrict the ways in which deposited moneys can be used by banks or reduce the dollar amount or number of deposits insured for any depositor. Such reforms could reduce profitability, as investment opportunities available to bank institutions become more limited and as consumers look for savings vehicles other than bank deposits. Banks face significant competition from other financial institutions such as mutual funds, credit unions, mortgage banking companies and insurance companies, and increased competition may result from legislative broadening of regional and national interstate banking powers. Among other benefits, such legislation allows banks and bank holding companies to acquire across previously prohibited state lines and to consolidate their various bank subsidiaries into one unit. Neither the Sponsor nor the Underwriter makes any prediction as to what, if any, manner of bank regulatory actions might ultimately be adopted or what ultimate effect such actions might have on the Trust's portfolio.

   The Federal Bank Holding Company Act of 1956 generally prohibits a bank holding company from (1) acquiring, directly or indirectly, more than 5% of the outstanding shares of any class of voting securities of a bank or bank holding company, (2) acquiring control of a bank or another bank holding company, (3) acquiring all or substantially all the assets of a bank, or (4) merging or consolidating with another bank holding company, without first obtaining Federal Reserve Board ("FRB") approval. In considering an application with respect to any such transaction, the FRB is required to consider a variety of factors, including the potential anti-competitive effects of the transaction, the financial condition and future prospects of the combining and resulting institutions, the managerial resources of the resulting institution, the convenience and needs of the communities the combined organization would serve, the record of performance of each combining organization under the Community Reinvestment Act and the Equal Credit Opportunity Act, and the prospective availability to the FRB of information appropriate to determine ongoing regulatory compliance with applicable banking laws. In addition, the federal Change In Bank Control Act and various state laws impose limitations on the ability of one or more individuals or other entities to acquire control of banks or bank holding companies.

   The FRB has issued a policy statement on the payment of cash dividends by bank holding companies. In the policy statement, the FRB expressed its view that a bank holding company experiencing earnings weaknesses should not pay cash dividends which exceed its net income or which could only be funded in ways that would weaken its financial health, such as by borrowing. The FRB also may impose limitations on the payment of dividends as a condition to its approval of certain applications, including applications for approval of mergers and acquisitions. Neither the Sponsor nor the Underwriter makes any prediction as to the effect, if any, such laws will have on the Securities or whether such approvals, if necessary, will be obtained.

   Companies engaged in the investment management industry are subject to the adverse effects of economic recession, volatile interest rates, and competition from new entrants in their fields of business. Adverse changes in the direction of the stock market, investor confidence, equity transaction volume, the level and direction of interest rates and the outlook of emerging markets could adversely affect the financial stability, as well as the stock prices, of these companies. Additionally, competitive pressures, including increased competition with new and existing competitors, the ongoing commoditization of traditional businesses and the need for increased capital expenditures on new technology could adversely impact the profit margins of companies in the investment management and brokerage industries. Companies involved in the investment management industry are also subject to extensive regulation by government agencies and self-regulatory organizations, and changes in laws, regulations or rules, or in the interpretation of such laws, regulations and rules could adversely affect the stock prices of such companies.

   Companies involved in the insurance, reinsurance and risk management industry underwrite, sell or distribute property, casualty and business insurance. Many factors affect insurance, reinsurance and risk management company profits, including but not limited to interest rate movements, the imposition of premium rate caps, a misapprehension of the risks involved in given underwritings, competition and pressure to compete globally, weather catastrophes or other disasters and the effects of client mergers. Individual companies may be exposed to material risks including reserve inadequacy and the inability to collect from reinsurance carriers. Insurance companies are subject to extensive governmental regulation, including the imposition of maximum rate levels, which may not be adequate for some lines of business. Proposed or potential tax law changes may also adversley affect insurance companies' policy sales, tax obligations and profitability. In addition to the foregoing, profit margins of these companies continue to shrink due to the commoditization of traditional businesses, new competitors, capital expenditures on new technology and the pressure to compete globally.

   In addition to the normal risks of business, companies involved in the insurance and risk management industry are subject to significant risk factors, including those applicable to regulated insurance companies, such as:

     o the inherent uncertainty in the process of establishing property-liability loss reserves, and the fact that ultimate losses could materially exceed established loss reserves, which could have a material adverse effect on results of operations and financial condition;

     o the fact that insurance companies have experienced, and can be expected in the future to experience, catastrophic losses, which could have a material adverse impact on their financial conditions, results of operations and cash flow;

     o the inherent uncertainty in the process of establishing property-liability loss reserves due to changes in loss payment patterns caused by new claim settlement practices;

     o the need for insurance companies and their subsidiaries to maintain appropriate levels of statutory capital and surplus, particularly in light of continuing scrutiny by rating organizations and state insurance regulatory authorities, and in order to maintain acceptable financial strength or claims-paying ability ratings;

     o the extensive regulation and supervision to which insurance companies are subject, and various regulatory and other legal actions;

     o the adverse impact that increases in interest rates could have on the value of an insurance company's investment portfolio and on the attractiveness of certain of its products; and

     o the uncertainty involved in estimating the availability of reinsurance and the collectibility of reinsurance recoverables.

   The state insurance regulatory framework has, during recent years, come under increased federal scrutiny, and certain state legislatures have considered or enacted laws that alter and, in many cases, increase state authority to regulate insurance companies and insurance holding company systems. Further, the National Association of Insurance Commissioners ("NAIC") and state insurance regulators are re-examining existing laws and regulations, specifically focusing on insurance companies, interpretations of existing laws and the development of new laws. In addition, Congress and certain federal agencies have investigated the condition of the insurance industry in the United States to determine whether to promulgate additional federal regulation. The Sponsor is unable to predict whether any state or federal legislation will be enacted to change the nature or scope of regulation of the insurance industry, or what effect, if any, such legislation would have on the industry.

   All insurance companies are subject to state laws and regulations that require diversification of their investment portfolios and limit the amount of investments in certain investment categories. Failure to comply with these laws and regulations would cause non-conforming investments to be treated as non-admitted assets for purposes of measuring statutory surplus and, in some instances, would require divestiture.

   HEALTH CARE ISSUERS. An investment in Units of certain Portfolios should be made with an understanding of the problems and risks inherent in the healthcare industry in general. Healthcare companies involved in advanced medical devices and instruments, drugs and biotech, managed care, hospital management/health services and medical supplies have potential risks unique to their sector of the healthcare field. These companies are subject to governmental regulation of their products and services, a factor which could have a significant and possibly unfavorable effect on the price and availability of such products or services. Furthermore, such companies face the risk of increasing competition from new products or services, generic drug sales, termination of patent protection for drug or medical supply products and the risk that technological advances will render their products obsolete. The research and development costs of bringing a drug to market are substantial, and include lengthy governmental review processes with no guarantee that the product will ever come to market. Many of these companies may have losses and not offer certain products for several years. Such companies may also have persistent losses during a new product's transition from development to production, and revenue patterns may be erratic. In addition, healthcare facility operators may be affected by events and conditions including, among other things, demand for services, the ability of the facility to provide the services required, physicians' confidence in the facility, management capabilities, competition with other hospitals, efforts by insurers and governmental agencies to limit rates, legislation establishing state rate-setting agencies, expenses, government regulation, the cost and possible unavailability of malpractice insurance and the termination or restriction of governmental financial assistance, including that associated with Medicare, Medicaid and other similar third-party payor programs.

   Legislative proposals concerning healthcare are proposed in Congress from time to time. These proposals span a wide range of topics, including cost and price controls (which might include a freeze on the prices of prescription drugs), national health insurance, incentives for competition in the provision of healthcare services, tax incentives and penalties related to healthcare insurance premiums and promotion of pre-paid healthcare plans. The Sponsor is unable to predict the effect of any of these proposals, if enacted, on the issuers of Securities in your Portfolio.

   INDUSTRIALS. Certain Portfolios may invest significantly in industrials companies. General risks of industrials companies include the general state of the economy, intense competition, consolidation, domestic and international politics, excess capacity and consumer spending trends. In addition, capital goods companies may also be significantly affected by overall capital spending levels, economic cycles, technical obsolescence, delays in modernization, limitations on supply of key materials, labor relations, government regulations, government contracts and e-commerce initiatives.

   Industrials companies may also be affected by factors more specific to their individual industries. Industrial machinery manufacturers may be subject to declines in commercial and consumer demand and the need for modernization. Aerospace and defense companies may be influenced by decreased demand for new equipment, aircraft order cancellations, disputes over or ability to obtain or retain government contracts, or changes in government budget priorities, changes in aircraft-leasing contracts and cutbacks in profitable business travel. The number of housing starts, levels of public and non-residential construction including weakening demand for new office and retail space, and overall construction spending may adversely affect construction equipment manufacturers.

   REAL ESTATE ISSUERS. Your Portfolio may invest in shares issued by real estate companies which invest primarily in income producing real estate or real estate related loans or mortgages. These companies are financial vehicles that have as their objective the pooling of capital from a number of investors in order to participate directly in real estate ownership or financing. Thus, an investment in the Portfolio will be subject to risks similar to those associated with the direct ownership of real estate, in addition to securities markets risks, because of a Portfolio's concentration in the securities of companies in the real estate industry. These risks include:

     o    declines in the value of real estate,

     o    illiquidity of real property investments,

     o risks related to general U.S. and global as well as local economic conditions,

     o    dependency on management skill,

     o    heavy cash flow dependency,

     o    possible lack of availability of mortgage funds,

     o    excessive levels of debt or overleveraged financial structure,

     o    overbuilding,

     o    extended vacancies, or obsolescence, of properties,

     o    increase in competition,

     o    increases in property taxes and operating expenses,

     o    changes in zoning laws,

     o losses due to costs resulting from the clean-up of environmental problems,

     o liability to third parties for damages resulting from environmental problems,

     o    casualty or condemnation losses,

     o    economic or regulatory impediments to raising rents,

     o    changes in neighborhood values and buyer demand,

     o    changes in the appeal of properties to tenants, and

     o    changes in interest rates, tax rates or operating expenses.

   In addition to these risks, real estate companies may be more likely to be affected by changes in the value of the underlying property owned by real estate companies. Further, real estate companies are dependent upon the management skills of the issuers and generally may not be diversified.

   The above factors may also adversely affect a borrower's or lessee's ability to meet its obligations to a real estate company. In the event of a default by a borrower or lessee, a real estate company may experience delays in enforcing its rights as a mortgagee or lessor and may incur substantial costs associated with protecting its investments.

   A significant amount of the assets of real estate companies may be invested in investments in specific geographic areas or in specific property types, i.e., hotels, shopping malls, residential complexes, and office buildings. The impact of economic conditions on real estate companies also varies with geographic location and property type. Variations in rental income and space availability and vacancy rates in terms of supply and demand are additional factors affecting real estate generally and real estate companies in particular. In addition, you should be aware that real estate companies may not be diversified and are subject to the risks of financing projects. These companies are also subject to

     o    defaults by borrowers,

     o    the market's perception of the industry generally,

     o the possibility of failing to qualify for tax-free pass-through of income under the Internal Revenue Code, and

     o the possibility of failing to maintain exemption from the Investment Company Act of 1940.

   A default by a borrower or lessee may cause the a company to experience delays in enforcing its rights as mortgagee or lessor and to incur significant costs related to protecting its investments.

   A real estate company generally maintains comprehensive insurance on presently owned and subsequently acquired real property assets, including (1) liability, (2) fire and (3) extended coverage. However, there are certain types of losses, generally of a catastrophic nature, such as earthquakes and floods, that may be uninsurable or not economically insurable, as to which the properties are at risk in their particular locales. The management of a real estate company uses its discretion in determining (1) amounts, (2) coverage limits and (3) deductibility provisions of insurance. They aim to acquire appropriate insurance on their investments at reasonable costs and on suitable terms. This may result in insurance coverage that, in the event of a substantial loss, would not be sufficient to pay the full current market value or current replacement cost of the lost investment. Inflation, changes in building codes and ordinances, environmental considerations, and several other factors might make it unfeasible to use insurance proceeds to replace a facility after it has been damaged or destroyed. Under such circumstances, the insurance proceeds that a real estate company receives might not be adequate to restore its economic position with respect to that property.

   Under various federal, state, and local environmental laws, ordinances and regulations, a current or previous owner or operator of real property may be liable for the costs of removal or remediation of hazardous or toxic substances on, under or in such property. Such laws often impose liability (1) whether or not the owner or operator caused or knew of the presence of the hazardous or toxic substances and (2) whether or not the storage of the substances was in violation of a tenant's lease. In addition, (1) the presence of hazardous or toxic substances, or (2) the failure to remediate the property properly, may hinder the owner's ability to borrow using that real property as collateral. We can not give any assurance that one or more of the securities in the Portfolio may not be currently liable or potentially liable for any of these costs in connection with real estate assets they presently own or subsequently acquire while the shares are held in the Portfolio.

    TELECOMMUNICATIONS ISSUERS. Because certain Portfolios are also concentrated in the telecommunications industry, the value of the Units may be susceptible to factors affecting the telecommunications industry. The telecommunications industry is subject to governmental regulation, and the products and services of telecommunications companies may be subject to rapid obsolescence. These factors could affect the value of Units. Telephone companies in the United States, for example, are subject to both state and federal regulations affecting permitted rates of returns and the kinds of services that may be offered. Certain types of companies represented in a portfolio are engaged in fierce competition for a share of the market of their products. As a result, competitive pressures are intense and the stocks are subject to rapid price volatility.

    Several recent high-profile bankruptcies of large telecommunications companies have illustrated the potentially unstable condition of telecommunications companies. High debt loads that were accumulated during the industry growth spurt of the 1990s are catching up to the industry, causing debt and stock prices to trade at distressed levels for many telecommunications companies and increasing the cost of capital for needed additional investment. At the same time, demand for some telecommunications services has fallen sharply, as several key markets have become oversaturated, some local customers have switched to substitute providers and technologies, and corporate profits and the economy generally remain weak. To meet increasing competition, companies may have to commit substantial capital, particularly in the formulation of new products and services using new technologies. As a result, many companies have been compelled to cut costs by reducing their workforce, outsourcing, consolidating and/or closing existing facilities and divesting low selling product lines. Furthermore, certain companies involved in the industry have also faced scrutiny for alleged accounting irregularities that may have led to the overstatement of their financial results, and other companies in the industry may face similar scrutiny. Due to these and other factors, the risk level of owning the securities of telecommunications companies has increased substantially and may continue to rise.

    While a portfolio concentrates on the securities of established suppliers of traditional telecommunication products and services, a Portfolio may also invest in smaller telecommunications companies which may benefit from the development of new products and services. These smaller companies may present greater opportunities for capital appreciation, and may also involve greater risk than large, established issuers. Such smaller companies may have limited product lines, market or financial resources, and their securities may trade less frequently and in limited volume than the securities of larger, more established companies. As a result, the prices of the securities of such smaller companies may fluctuate to a greater degree than the prices of securities of other issuers.

    In addition, recent federal legislation governing the United States telecommunications industry remains subject to judicial review and additional interpretation, which may adversely affect the companies whose securities are held by a Portfolio.

    SMALL-CAP COMPANIES. While historically small-cap company stocks have outperformed the stocks of large companies, the former have customarily involved more investment risk as well. Small-cap companies may have limited product lines, markets or financial resources; may lack management depth or experience; and may be more vulnerable to adverse general market or economic developments than large companies. Some of these companies may distribute, sell or produce products which have recently been brought to market and may be dependent on key personnel.

    The prices of small company securities are often more volatile than prices associated with large company issues, and can display abrupt or erratic movements at times, due to limited trading volumes and less publicly available information. Also, because small cap companies normally have fewer shares outstanding and these shares trade less frequently than large companies, it may be more difficult for the Portfolios which contain these Securities to buy and sell significant amounts of such shares without an unfavorable impact on prevailing market prices.

   LITIGATION. Certain of the issuers of Securities in the Portfolios may be involved in the manufacture, distribution and sale of tobacco products. Pending litigation proceedings against such issuers in the United States and abroad cover a wide range of matters including product liability and consumer protection. Damages claimed in such litigation alleging personal injury (both individual and class actions), and in health cost recovery cases brought by governments, labor unions and similar entities seeking reimbursement for healthcare expenditures, aggregate many billions of dollars.

   In November 1998, four of the largest tobacco companies in the United States entered into the Tobacco Master Settlement Agreement ("MSA") with 46 states to settle state lawsuits to recover costs associated with treating smoking-related illnesses. According to the MSA, the tobacco industry is projected to pay the settling states in excess of $200 billion over the next 25 years. Four states settled their tobacco cases separately from the MSA.

   In March 2001, five states initiated court proceedings to stop R.J. Reynolds Tobacco Company ("R.J. Reynolds") from violating provisions of the MSA. The lawsuits, filed in state courts of Arizona, California, New York, Ohio and Washington, seek enforcement of restrictions on marketing, advertising and promotional activities that R.J. Reynolds agreed to under the terms of the MSA. In June 2002, a California court ruled that R.J. Reynolds unlawfully placed cigarette ads in magazines with a large percentage of readers aged 12-17, in violation of the MSA. As a result, R.J. Reynolds was ordered to pay $20 million in sanctions plus attorneys' fees and costs. An Arizona court also found R.J. Reynolds had violated the MSA.

   On March 21, 2003, an Illinois trial court awarded a judgment in the amount of $10.1 billion plus attorney's fees to plantiffs in a class action lawsuit against Altria Group Inc.'s Philip Morris USA division ("Philip Morris"). As a result of the judgment, Philip Morris was originally ordered to post a $12 billion bond. On April 14, 2003, the trial court judge reduced Philip Morris' bond from $12 billion to $800 million. The large amount of the judgment award and bond requirement has had and could continue to have a negative affect on the company's debt ratings.

   Additional future litigation and/or legislation could adversely affect the value, operating revenues and financial position of tobacco companies. The Sponsor is unable to predict the outcome of litigation pending against tobacco companies or how the current uncertainty concerning regulatory and legislative measures will ultimately be resolved. These and other possible developments may have a significant impact upon both the price of such Securities and the value of Units of Portfolios containing such Securities.

     LIQUIDITY. Whether or not the stocks in a Portfolio are listed on a stock exchange, the stocks may delist from the exchange or principally trade in an over-the-counter market. As a result, the existence of a liquid trading market could depend on whether dealers will make a market in the stocks. We cannot guarantee that dealers will maintain a market or that any market will be liquid. The value of the stocks could fall if trading markets are limited or absent.

     ADDITIONAL UNITS. The Sponsor may create additional Units of a Portfolio by depositing into the Portfolio additional stocks or cash with instructions to purchase additional stocks. A cash deposit could result in a dilution of your investment and anticipated income because of fluctuations in the price of the stocks between the time of the deposit and the purchase of the stocks and because the Portfolio will pay brokerage fees.

     VOTING. Only the Trustee may sell or vote the stocks in a Portfolio. While you may sell or redeem your Units, you may not sell or vote the stocks in your Portfolio. The Sponsor will instruct the Trustee how to vote the stocks. The Trustee will vote the stocks in the same general proportion as shares held by other shareholders if the Sponsor fails to provide instructions.

THE INDEXES

     THE DOW JONES INDUSTRIAL AVERAGE. The Dow Jones Industrial Average ("DJIA") was first published in The Wall Street Journal in 1896. Initially consisting of just 12 stocks, the DJIA expanded to 20 stocks in 1916 and its present size of 30 stocks on October 1, 1928. On April 1, 2004, Dow Jones & Company, Inc. announced that American International Group Inc., Pfizer Inc., and Verizon Communications Inc. will replace AT&T Corp., Eastman Kodak Co. and International Paper Co. in the Dow Jones Industrial Average, effective with the opening of trading on April 8, 2004. The following is the list as is announced to appear effective with the opening of trading on April 8, 2004:

      Alcoa, Inc.
      Altria Group, Inc.
      American Express Company
      American International Group, Inc.
      Boeing Company
      Caterpillar, Inc.
      Citigroup, Inc.
      Coca-Cola Company
      E.I. du Pont de Nemours & Company
      Exxon Corporation
      General Electric Company
      General Motors Corporation
      Hewlett-Packard Company
      Home Depot Inc.
      Honeywell International, Inc.
      Intel Corporation
      International Business Machines Corporation
      J.P. Morgan Chase & Co.
      Johnson & Johnson
      McDonald's Corporation
      Merck & Company, Inc.
      Microsoft Corporation
      Minnesota Mining & Manufacturing Company
      Pfizer Inc.
      Procter & Gamble Company
      SBC Communications Inc.
      United Technologies Corporation
      Verizon Communications Inc.
      Wal-Mart Stores, Inc.
      Walt Disney Company

   The Select 5 Industrial Portfolio and Global 45 Dividend Strategy Portfolios are not sponsored, endorsed, sold or promoted by Dow Jones. Dow Jones makes no representation or warranty, express or implied, to the owners of the Portfolios or any member of the public regarding the advisablitiy of investing in securities generally or in the Portfolios particularly. Dow Jones' only relationship to the Portfolios is the licensing of certain trademarks, trade names and service marks of Dow Jones and of the Dow Jones Industrial AverageSM, which is determined, composed and calculated by Dow Jones without regard to the Portfolios. Dow Jones has no obligation to take the needs of the Sponsor or the owners of the Portfolios into consideration in determining, composing or calculating the Dow Jones Industrial AverageSM. Dow Jones is not responsible for and has not participated in the determination of the timing of, prices at, or quantities of the Portfolios to be issued or in the determination or calculation of the equation by which the Portfolios are to be converted into cash. Dow Jones has no obligation or liability in connection with the administration, marketing or trading of the Portfolios.

   DOW JONES DOES NOT GUARANTEE THE ACCURACY AND/OR THE COMPLETENESS OF THE DOW JONES INDUSTRIAL AVERAGESM OR ANY DATA INCLUDED THEREIN AND DOW JONES SHALL HAVE NO LIABILITY FOR ANY ERRORS, OMISSIONS, OR INTERRUPTIONS THEREIN. DOW JONES MAKES NO WARRANTY, EXPRESS OR IMPLIED, AS TO RESULTS TO BE OBTAINED BY OWNERS OF THE PORTFOLIOS, OR ANY OTHER PERSON OR ENTITY FROM THE USE OF THE DOW JONES INDUSTRIAL AVERAGESM OR ANY DATA INCLUDED THEREIN. DOW JONES MAKES NO EXPRESS OR IMPLIED WARRANTIES, AND EXPRESSLY DISCLAIMS ALL WARRANTIES, OF MERCHANTABLILITY OR FITNESS FOR A PARTICULAR PURPOSE OR USE WITH RESPECT TO THE DOW JONES INDUSTRIAL AVERAGESM OR ANY DATA INCLUDED THEREIN. WITHOUT LIMITING ANY OF THE FOREGOING, IN NO EVENT SHALL DOW JONES HAVE ANY LIABILITY FOR ANY LOST PROFITS OR INDIRECT, PUNITIVE, SPECIAL OR CONSEQUENTIAL DAMAGES OR LOSSES, EVEN IF NOTIFIED OF THE POSSIBILITY THEREOF. THERE ARE NO THIRD PARTY BENEFICIARIES OF ANY AGREEMENTS OR ARRANGEMENTS BETWEEN DOW JONES AND THE PORTFOLIOS.

     MSCI EAFE INDEX. The MSCI EAFE Index is the exclusive property of Morgan Stanley Capital International, Inc. ("MSCI"). Morgan Stanley Capital International is a service mark of Morgan Stanley and has been licensed for use by Van Kampen Funds Inc. and certain Portfolios.

   The Portfolios are not sponsored, endorsed, sold or promoted by MSCI. MSCI makes no representation or warranty, express or implied, to the owners of this fund or any member of the public regarding the advisability of investing in funds generally or in the Portfolios particularly or the ability of the MSCI EAFE Index to track general stock market performance. MSCI is the licensor of certain trademarks, service marks and trade names of MSCI and of the MSCI EAFE Index which are determined, composed and calculated by MSCI without regard to the issuer of the Portfolios or the Portfolios. MSCI has no obligation to take the needs of the issuer of this fund or the owners of this fund into consideration in determining, composing or calculating the MSCI EAFE Index. MSCI is not responsible for and has not participated in the determination of the timing of, prices at, or quantities of the Portfolios to be issued or in the determination or calculation of the equation by which Units are redeemable for cash. MSCI has no obligation or liability to owners of the Portfolios in connection with the administration, marketing or trading of the Portfolios.

   ALTHOUGH MSCI SHALL OBTAIN INFORMATION FOR INCLUSION IN OR FOR USE IN THE CALCULATION OF AN INDEX FROM SOURCES WHICH MSCI CONSIDERS RELIABLE, NEITHER MSCI NOR ANY OTHER PARTY GUARANTEES THE ACCURACY AND/OR THE COMPLETENESS OF AN INDEX OR ANY DATA INCLUDED THEREIN. NEITHER MSCI NOR ANY OTHER PARTY MAKES ANY WARRANTY, EXPRESS OR IMPLIED, AS TO RESULTS TO BE OBTAINED BY LICENSEE, LICENSEE'S CUSTOMERS AND COUNTERPARTIES, OWNERS OF THE PORTFOLIOS, OR ANY OTHER PERSON OR ENTITY FROM THE USE OF AN INDEX OR ANY DATA INCLUDED THEREIN IN CONNECTION WITH THE RIGHTS LICENSED HEREUNDER OR FOR ANY OTHER USE. NEITHER MSCI NOR ANY OTHER PARTY MAKES ANY EXPRESS OR IMPLIED WARRANTIES, AND MSCI HEREBY EXPRESSLY DISCLAIMS ALL WARRANTIES OF MERCHANTABILITY OR FITNESS FOR A PARTICULAR PURPOSE WITH RESPECT TO AN INDEX OR ANY DATA INCLUDED THEREIN. WITHOUT LIMITING ANY OF THE FOREGOING, IN NO EVENT SHALL MSCI OR ANY OTHER PARTY HAVE ANY LIABILITY FOR ANY DIRECT, INDIRECT, SPECIAL, PUNITIVE, CONSEQUENTIAL OR ANY OTHER DAMAGES (INCLUDING LOST PROFITS) EVEN IF NOTIFIED OF THE POSSIBILITY OF SUCH DAMAGES.

   STANDARD &POOR'S. The Sponsor, on behalf of certain Portfolios described in the prospectus, has entered into a license agreement with Standard & Poor's under which each Portfolio is granted licenses to use certain trademarks and tradenames, to the extent the Sponsor deems appropriate and desirable under federal and state securities laws to indicate the source of the index as a basis for determining the composition of each Portfolio. "Standard &Poor's", "S&P 500", "STARS" and "S&P" are trademarks of the McGraw-Hill Companies, Inc. and have been licensed for use by Van Kampen Funds Inc. and the Portfolios. The Portfolios are not sponsored, managed, sold or promoted by Standard &Poor's.

SPONSOR INFORMATION

     Van Kampen Funds Inc. is the Sponsor of the Portfolios. Van Kampen Funds Inc. is a wholly owned subsidiary of Van Kampen Investments Inc., which is an indirect wholly owned subsidiary of Morgan Stanley. The principal office of the Sponsor is located at 1221 Avenue of the Americas, New York, New York 10020.

     Morgan Stanley is a preeminent global financial services firm that maintains leading market positions in each of its three primary businesses: securities, asset management and credit services.

     With roots in money management dating back to 1927, Van Kampen has helped more than four generations of investors achieve their financial goals. As of November 30, 2003, the total stockholders' equity of Van Kampen Funds Inc. was $175,086,426 (unaudited). Van Kampen Funds Inc. and your Portfolio have adopted a code of ethics requiring Van Kampen's employees who have access to information on Portfolio transactions to report personal securities transactions. The purpose of the code is to avoid potential conflicts of interest and to prevent fraud, deception or misconduct with respect to your Portfolio. (This paragraph relates only to the Sponsor and not to the Portfolios or to any other Series thereof. The information is included herein only for the purpose of informing investors as to the financial responsibility of the Sponsor and its ability to carry out its contractual obligations. More detailed financial information will be made available by the Sponsor upon request.)

     If the Sponsor shall fail to perform any of its duties under the Trust Agreement or become incapable of acting or shall become bankrupt or its affairs are taken over by public authorities, then the Trustee may (i) appoint a successor Sponsor at rates of compensation deemed by the Trustee to be reasonable and not exceeding amounts prescribed by the Securities and Exchange Commission, (ii) terminate the Trust Agreement and liquidate the Portfolios as provided therein or (iii) continue to act as Trustee without terminating the Trust Agreement.

TRUSTEE INFORMATION

     The Trustee is The Bank of New York, a trust company organized under the laws of New York. The Bank of New York has its unit investment trust division offices at 101 Barclay Street, New York, New York 10286, (800) 221-7668. The Bank of New York is subject to supervision and examination by the Superintendent of Banks of the State of New York and the Board of Governors of the Federal Reserve System, and its deposits are insured by the Federal Deposit Insurance Corporation to the extent permitted by law.

     The duties of the Trustee are primarily ministerial in nature. It did not participate in the selection of Securities for the Portfolios.

     In accordance with the Trust Agreement, the Trustee shall keep proper books of record and account of all transactions at its office for each Portfolio. Such records shall include the name and address of, and the number of Units of each Portfolio held by, every Unitholder. Such books and records shall be open to inspection by any Unitholder at all reasonable times during the usual business hours. The Trustee shall make such annual or other reports as may from time to time be required under any applicable state or federal statute, rule or regulation. The Trustee is required to keep a certified copy or duplicate original of the Trust Agreement on file in its office available for inspection at all reasonable times during the usual business hours by any Unitholder, together with a current list of the Securities held in each Portfolio.

     Under the Trust Agreement, the Trustee or any successor trustee may resign and be discharged of its responsibilities created by the Trust Agreement by executing an instrument in writing and filing the same with the Sponsor. The Trustee or successor trustee must mail a copy of the notice of resignation to all Unitholders then of record, not less than 60 days before the date specified in such notice when such resignation is to take effect. The Sponsor upon receiving notice of such resignation is obligated to appoint a successor trustee promptly. If, upon such resignation, no successor trustee has been appointed and has accepted the appointment within 30 days after notification, the retiring Trustee may apply to a court of competent jurisdiction for the appointment of a successor. The Sponsor may remove the Trustee and appoint a successor trustee as provided in the Trust Agreement at any time with or without cause. Notice of such removal and appointment shall be mailed to each Unitholder by the Sponsor. Upon execution of a written acceptance of such appointment by such successor trustee, all the rights, powers, duties and obligations of the original trustee shall vest in the successor. The resignation or removal of a Trustee becomes effective only when the successor trustee accepts its appointment as such or when a court of competent jurisdiction appoints a successor trustee.

     Any corporation into which a Trustee may be merged or with which it may be consolidated, or any corporation resulting from any merger or consolidation to which a Trustee shall be a party, shall be the successor trustee. The Trustee must be a banking corporation organized under the laws of the United States or any state and having at all times an aggregate capital, surplus and undivided profits of not less than $5,000,000.

PORTFOLIO TERMINATION

     A Portfolio may be liquidated at any time by consent of Unitholders representing 66 2/3% of the Units of such Portfolio then outstanding or by the Trustee when the value of the Securities owned by a Portfolio, as shown by any evaluation, is less than $500,000 ($3,000,000 if the value of the Portfolio has exceeded $15,000,000). A Portfolio will be liquidated by the Trustee in the event that a sufficient number of Units of such Portfolio not yet sold are tendered for redemption by the Sponsor, so that the net worth of such Portfolio would be reduced to less than 40% of the value of the Securities at the time they were deposited in such Portfolio. If a Portfolio is liquidated because of the redemption of unsold Units by the Sponsor, the Sponsor will refund to each purchaser of Units the entire sales charge paid by such purchaser. The Trust Agreement will terminate upon the sale or other disposition of the last Security held thereunder, but in no event will it continue beyond the Mandatory Termination Date.

     Commencing during the period beginning nine business days prior to, and no later than, the Mandatory Termination Date, Securities will begin to be sold in connection with the termination of the Portfolios. The Sponsor will determine the manner, timing and execution of the sales of the Securities. The Sponsor shall direct the liquidation of the Securities in such manner as to effectuate orderly sales and a minimal market impact. In the event the Sponsor does not so direct, the Securities shall be sold within a reasonable period and in such manner as the Trustee, in its sole discretion, shall determine. At least 30 days before the Mandatory Termination Date the Trustee will provide written notice of any termination to all Unitholders of the appropriate Portfolio and will include with such notice a form to enable qualified Unitholders to request an in kind distribution of the U.S.-traded Securities. To be effective, this request must be returned to the Trustee at least five business days prior to the Mandatory Termination Date. On the Mandatory Termination Date (or on the previous business day if a holiday) the Trustee will deliver each requesting Unitholder's pro rata number of whole shares of the U.S.-traded Securities in a Portfolio to the account of the broker-dealer or bank designated by the Unitholder at Depository Trust Company. A Unitholder electing an in kind distribution will not receive a distribution of shares of the foreign exchange-traded Securities but will instead receive cash representing his pro rata portion of such Securities. The value of the Unitholder's fractional shares of the Securities will be paid in cash. Unitholders who are not qualified to, or who do not, request an in kind distribution and Unitholders who do not elect the Rollover Option will receive a cash distribution from the sale of the remaining Securities within a reasonable time following the Mandatory Termination Date. Regardless of the distribution involved, the Trustee will deduct from the funds of the appropriate Portfolio any accrued costs, expenses, advances or indemnities provided by the Trust Agreement, including estimated compensation of the Trustee, costs of liquidation and any amounts required as a reserve to provide for payment of any applicable taxes or other governmental charges. Any sale of Securities in a Portfolio upon termination may result in a lower amount than might otherwise be realized if such sale were not required at such time. The Trustee will then distribute to each Unitholder of each Portfolio his pro rata share of the balance of the Income and Capital Accounts of such Portfolio.

     The Sponsor currently intends to, but is not obligated to, offer for sale units of a subsequent series of the Portfolios pursuant to the Rollover Option. There is, however, no assurance that units of any new series of the Portfolios will be offered for sale at that time, or if offered, that there will be sufficient units available for sale to meet the requests of any or all Unitholders.

     Within 60 days of the final distribution Unitholders will be furnished a final distribution statement of the amount distributable. At such time as the Trustee in its sole discretion will determine that any amounts held in reserve are no longer necessary, it will make distribution thereof to Unitholders in the same manner.





                       CONTENTS OF REGISTRATION STATEMENTS

     This Amendment to the Registration Statement comprises the following papers and documents:

         The facing sheet
         The prospectus
         The signatures
         The consents of independent public accountants and legal counsel

     The following exhibits:

     1.1  Trust Agreement.

    1.1.1 Standard Terms and Conditions of Trust. Reference is made to Exhibit
          1.1.1 to the Registration Statement on Form S-6 of Van Kampen Focus Portfolios, Series 284 (File No. 333-57836) dated May 2, 2001.

     1.2 Certificate of Incorporation of Van Kampen Funds Inc. Reference is made to Exhibit 1.2 to the Registration Statement on Form S-6 of Van Kampen Focus Portfolios, Series 320 (File No. 333-75548) dated January 2, 2002.

     1.3 By-laws of Van Kampen Funds Inc. Reference is made to Exhibit 1.3 to the Registration Statement on Form S-6 of Van Kampen Focus Portfolios, Series 320 (File No. 333-75548) dated January 2, 2002.

     2.1 Form of Code of Ethics. Reference is made to Exhibit 2.1 to the Registration Statement on Form S-6 of Van Kampen Focus Portfolios, Series 320 (File No. 333-75548) dated January 2, 2002.

     3.1 Opinion and consent of counsel as to legality of securities being registered.

     3.2 Opinion and consent of counsel as to federal income tax status of securities being registered.

     3.3 Opinion and consent of counsel as to New York tax status of securities being registered.

     4.1  Consent of initial evaluator.

     4.2  Consent of independent certified public accountants.

     6.1 List of Officers and Directors of Van Kampen Funds Inc. Reference is also made to Exhibit 6.1 to the Registration Statements on Form S-6 of Van Kampen Unit Trusts, Series 493 (File No. 333-113458) dated March 30, 2004.

     7.1 Power of Attorney. Reference is made to Exhibit 7.1 to the Registration Statements on Form S-6 of Van Kampen Unit Trusts, Municipal Series 491 (File No. 333-113456) dated March 16, 2004 and Van Kampen Unit Trusts, Municipal Series 493 (File No. 333-113458) dated March 30, 2004.


                                   SIGNATURES

     The Registrant, Van Kampen Unit Trusts, Series 435, hereby identifies Van Kampen Merritt Insured Income Trust, Series 1; Insured Municipals Income Trust and Investors' Quality Tax-Exempt Trust, Multi-Series 189, Multi-Series 213 and Multi-Series 300; Van Kampen Merritt Emerging Markets Income Trust, Series 1; Van Kampen Merritt Utility Income Trust, Series 1; Van Kampen Merritt Equity Opportunity Trust, Series 1, Series 2, Series 4 and Series 7; Van Kampen American Capital Equity Opportunity Trust, Series 13, Series 14, Series 57 and Series 89; Van Kampen Focus Portfolios, Series 235, Series 265, Series 314, Series 366 and Series 402; Van Kampen Focus Portfolios, Taxable Income Series 47; and Van Kampen Unit Trusts, Series 427 for purposes of the representations required by Rule 487 and represents the following: (1) that the portfolio securities deposited in the series as to the securities of which this Registration Statement is being filed do not differ materially in type or quality from those deposited in such previous series; (2) that, except to the extent necessary to identify the specific portfolio securities deposited in, and to provide essential financial information for, the series with respect to the securities of which this Registration Statement is being filed, this Registration Statement does not contain disclosures that differ in any material respect from those contained in the registration statements for such previous series as to which the effective date was determined by the Commission or the staff; and (3) that it has complied with Rule 460 under the Securities Act of 1933.

     Pursuant to the requirements of the Securities Act of 1933, the Registrant, Van Kampen Unit Trusts, Series 435 has duly caused this Amendment to the Registration Statement to be signed on its behalf by the undersigned, thereunto duly authorized, in the City of Chicago and State of Illinois on the 1st day of April, 2004.

                                              Van Kampen Unit Trusts, Series 435
                                                        By Van Kampen Funds Inc.

                                                      By /s/ DOMINICK COGLIANDRO
                                                --------------------------------
                                                                  Vice President

     Pursuant to the requirements of the Securities Act of 1933, this Amendment to the Registration Statement has been signed below on April 1, 2004 by the following persons who constitute a majority of the Board of Directors of Van Kampen Funds Inc.

          SIGNATURE                             TITLE

Mitchell M. Merin                   Chairman                                  )

A. Thomas Smith III                 Managing Director                         )

John L. Sullivan                    Managing Director                         )

John S. Thomas                      Managing Director                         )

Edward C. Wood, III                 Managing Director                         )

                                                         /s/ DOMINICK COGLIANDRO
                                                         -----------------------
                                                             (Attorney-in-fact*)

--------------------------------------------------------------------------------
* An executed copy of each of the related powers of attorney is filed herewith or incorporated herein by reference.